

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM ~~10-K~~ AR/S

ANNUAL REPORT PURSUANT TO SECTION 13 OF
THE SECURITIES EXCHANGE ACT OF 1934



For the fiscal year ended December 31, 2004
Commission File Number: 0-28846

UNIONBANCORP, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**36-3145350**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

321 West Main Street, Ottawa, Illinois 61350
(Address of principal executive offices, including zip code)

(815) 431-2720
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Exchange Class	Name of Each Exchange which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock ($1.00 par value)
(Title of Class)

Preferred Purchase Rights
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [√] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ].

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [√].

As of March 1, 2005, the Registrant had issued and outstanding 4,059,110 shares of the Registrant's Common Stock. The aggregate market value of the voting stock held by non-affiliates of the Registrant as of June 30, 2004, the last business day of the Registrant's most recently completed second quarter, was $34,085,163.*

* Based on the last reported price of $19.46 of an actual transaction in the Registrant's Common Stock on June 30, 2004, and reports of beneficial ownership filed by directors and executive officers of the Registrant and by beneficial owners of more than 5% of the outstanding shares of Common Stock of the Registrant. Shares of Common Stock held by any executive officer or director of the Registrant and any person who beneficially owns 5% or more of the outstanding Common Stock have been excluded from the foregoing computation because such persons may be deemed to be affiliates; provided, however, such determination of shares owned by affiliates does not constitute an admission of affiliate status or beneficial interest in shares of the Registrant's Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Proxy Statement for the 2005 Annual Meeting of Stockholders (the "2005 Proxy Statement") are incorporated by reference into Part III of this Form 10-K.

As used in this report, the terms "we," "us," "our," "UnionBancorp" and the "Company" mean UnionBancorp, Inc. and its subsidiary, unless the context indicates another meaning, and the term "Common Stock" means our common stock, par value $1.00 per share.

UNIONBANCORP, INC.

Form 10-K Index

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PART I

Item 1. Business

THE COMPANY

General

The Company, a Delaware corporation, is a regional financial services organization based in Ottawa, Illinois, encompassing one bank subsidiary. Together, the Company's sales and service centers serve customers at twenty-two locations from the far western suburbs of the Chicago metropolitan area across central and northern Illinois, and offer banking, trust, insurance, investment and electronic services and products.

Historical

The Company was originally formed in 1982 as the bank holding company for UnionBank, an Illinois state bank with its main office located in Streator, Illinois ("UnionBank"). In 1984, UnionBank/Sandwich, an Illinois state bank with its main office located in Sandwich, Illinois ("Sandwich"), became a subsidiary of the Company. In 1991, the Ottawa National Bank, Ottawa, Illinois, was acquired and merged into UnionBank.

During 1996, the Company acquired all of the issued and outstanding capital stock of Prairie Bancorp, Inc. ("Prairie"), a multi-bank holding company with six bank subsidiaries located in the Illinois communities of Carthage, Hanover, Ladd, Manlius, Tampico and Tiskilwa, and also acquired Country Bancshares, Inc. ("Country"), a one-bank holding company with a bank subsidiary located in Macomb, Illinois.

In 1997, the Company acquired the remaining minority stock ownership interests in and consolidated the operations of certain of its subsidiary banks. Also in 1997, Sandwich was merged with and into UnionBank; Tampico National Bank and The First National Bank of Manlius were merged with and into Tiskilwa State Bank under the name "UnionBank/Central"; and the Farmers State Bank of Ferris was merged with and into Omni Bank under the name "UnionBank/West." The Company's other banking subsidiary was UnionBank/Northwest, an Illinois state bank with its main office located in Hanover, Illinois ("UnionBank/Northwest").

During 1998, the Company, through its wholly-owned subsidiary UnionFinancial Services, Inc., acquired the Mercier Insurance Agency, an insurance/brokerage firm. Also, during the first quarter of 1998, UnionData Corp, Inc., a wholly-owned electronic data processing subsidiary of the Company, acquired Sainet, an Internet Service Provider. Both of these endeavors were part of a transformation of the Company's internal structure and were intended to create a means for sustained revenue and earnings growth. In addition, during 1998, the Company sold its 81.7% ownership interest in the outstanding stock of the Bank of Ladd, an Illinois state bank with its main office located in Ladd, Illinois.

During the fourth quarter of 2001, the Company completed the integration between UnionFinancial Services, Inc. and UnionTrust Corporation. Also during 2001, in order to create a flatter, more efficient organizational structure, UnionData Corp, Inc. collapsed its charter and was, subsequently, absorbed by UnionBancorp as its Information Technology division.

In March of 2003, the Company completed phase one of a two-phase bank charter consolidation initiative. UnionBank/Central was successfully merged into the existing UnionBank in an effort to streamline backroom processes, enhance efficiencies and achieve greater economies of scales. Seamless to our customers, the process has alleviated many intra-company transactions, financial reporting functions and loan participations, while creating a flatter organizational structure.

The sale of the Company's Merchant Point of Sale (POS) product was completed in May of 2003. Under the agreement, the Company will still be able to offer the product and will share in revenues via referral fees and a revenue sharing agreement based on the activity merchants experience.

In June of 2003, the Company entered into an arrangement to sell its book of ISP customers to a local Internet Service Provider (ISP). This action came as a result of the Company's decision to focus its Information Technology division more heavily on core business initiatives, while continuing to ensure that customers are receiving the highest level of service possible.

The Company's newest branch facility in Yorkville, Illinois, one of the fastest growing Chicago suburbs, officially opened for business in December of 2003. The facility is located in the new Yorkville Marketplace development at the intersection of Routes 34 and 47, the most highly trafficked intersection in Kendall County. The 6,500 square foot branch is a full-service bank that offers retail banking services, mortgage lending, asset management and business banking with extended hours for customer convenience.

The Company completed phase two of the charter consolidation initiative during the first quarter of 2004 when UnionBank/Northwest and UnionBank/West were successfully merged into UnionBank and Prairie and Country were dissolved.

In the third quarter of 2004, the Company completed the sale of five western Illinois sales and service centers, which included Carthage, Macomb, Paloma, Quincy and Rushville, selling $40.2 million in net loans and $88.6 million in deposits to First Bankers Trust Company of Quincy. The transaction, which effectively exited the Company from the western Illinois market, yielded a net gain on sale (after impairment of intangible assets, taxes and applicable expenses) of approximately $1.8 million and reduced the Company's net footings by $40.9 million.

During the fourth quarter of 2004, the Company completed the final phase of its charter consolidation initiative when UnionFinancial Services & Trust Company was merged into UnionBank, thus successfully creating a one-bank holding company.

Operations

The Company's operating strategy is to provide customers with the business sophistication and breadth of products of a regional financial services company, while retaining the special attention to personal service and the local appeal of a community establishment. In each of the Company's twenty-two locations, customers have access to a wide range of products and services aimed at meeting the demands of a diverse market base. Committed to the concept of one stop financial shopping, customers can obtain assistance on their banking, trust, insurance and investment needs from the Company's experienced staff or enjoy the convenience of online services from the comfort of their own homes. With its continued growth and evolution, the Company also remains rooted in its strong presence in the communities it serves. The participation of the Company's directors, officers and employees in area civic and service organizations demonstrates this ongoing commitment. Management believes that, together, these qualities distinguish the Company from its competitors and will enhance the Company's ability to compete successfully in its market area against other regional and interstate institutions.

Geographically, the Company serves the financial needs of contiguous counties located in north central Illinois. In recent years, the Company has expanded its activities from north central Illinois into markets surrounding the Chicago metropolitan area, as well as into additional areas of northern Illinois.

UnionBank offers a wide range of commercial and retail lending services to businesses and individuals, including, but not limited to, commercial business loans, commercial and residential real estate construction and mortgage loans, loan participations, consumer loans, revolving lines of credit and letters of credit. UnionBank makes direct and indirect installment loans to consumers and commercial customers, originates and services residential mortgages and handles the secondary marketing of those mortgages. Agricultural loans also play a role in the Company's overall lending portfolio, although most of this lending activity is based in the north central portion of the Company's market area. UnionBank also offers a full range of depository services including traditional savings, checking and money market accounts. Credit and debit cards, as well as home banking and bill pay options, target those customers who seek the convenience of electronic services.

UnionBank's financial services division provides a variety of additional financial solutions, namely trust and asset management alternatives, a full line of personal and commercial insurance products and personalized investment options. The Company continues to devote special attention to these financial services areas, as the demands of customers steadily move towards non-traditional financial offerings.

Competition

Spanning nine Illinois counties, the Company's market area is highly competitive with numerous commercial banks, savings and loan associations and credit unions. In addition, financial institutions, based in surrounding communities and in Chicago, actively compete for customers within the Company's market area. The Company also faces competition from finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds, loan production offices and other providers of financial services.

The Company competes for loans principally through the range and quality of the services it provides and through competitive interest rates and loan fees. The Company believes that its long-standing presence in the communities it serves and personal service philosophy enhance its ability to compete favorably in attracting and retaining individual and business customers. The Company actively solicits deposit-related customers and competes for deposits by offering customers personal attention, professional service and competitive interest rates.

Under the Gramm-Leach-Bliley Act of 1999, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The Gramm-Leach-Bliley Act, and future action stemming from the Act, is expected to continue to significantly change the competitive environment in which the Company and UnionBank conduct business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Employees

At December 31, 2004, the Company employed 272.5 full-time equivalent employees. The Company places high priority on staff development, which involves extensive training on product offerings, customer service, management practices and leadership skills. New employees are selected on the basis of both technical skills and customer service capabilities. None of the Company's employees are covered by a collective bargaining agreement with the Company. The Company offers a variety of employee programs and benefits, and management considers its employee relations to be excellent.

SUPERVISION AND REGULATION

General

Financial institutions and their holding companies are extensively regulated under federal and state law. As a result, the growth and earnings performance of the Company can be affected not only by management decisions and general economic conditions, but also by the requirements of applicable state and federal statutes and regulations and the policies of various governmental regulatory authorities, including the Illinois Commissioner of Banks and Real Estate (the "Commissioner"), the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Federal Deposit Insurance Corporation (the "FDIC"), the Internal Revenue Service and state taxing authorities and the Securities and Exchange Commission (the "SEC"). The effect of applicable statutes, regulations and regulatory policies can be significant, and cannot be predicted with a high degree of certainty.

Federal and state laws and regulations generally applicable to financial institutions, such as the Company and its subsidiaries, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, mergers, consolidations and dividends. The system of supervision and regulation applicable to the Company and its subsidiaries establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's deposit insurance funds and the depositors, rather than the shareholders, of financial institutions.

The following is a summary of the material elements of the regulatory framework that applies to the Company and its subsidiaries. It does not describe all of the statutes, regulations and regulatory policies that apply to the Company and its subsidiaries, nor does it restate all of the requirements of the statutes, regulations and regulatory policies that are described. As such, the following is qualified in its entirety by reference to the applicable statutes, regulations and regulatory policies. Any change in applicable law, regulations or regulatory policies may have a material effect on the business of the Company and its subsidiaries.

The Company

General. The Company, as the sole stockholder of UnionBank, is a bank holding company. As a bank holding company, the Company is registered with, and is subject to regulation by, the Federal Reserve under the Bank Holding Company Act, as amended (the "BHCA"). In accordance with Federal Reserve policy, the Company is expected to act as a source of financial strength to UnionBank and to commit resources to support the UnionBank in circumstances where the Company might not do so absent such policy. Under the BHCA, the Company is subject to periodic examination by the Federal Reserve and is required to file with the Federal Reserve periodic reports of operations and such additional information as the Federal Reserve may require. The Company is also subject to regulation by the Commissioner under the Illinois Bank Holding Company Act, as amended.

Investments and Activities. Under the BHCA, a bank holding company must obtain Federal Reserve approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after the acquisition, it would own or control more than 5% of the shares of the other bank or bank holding company (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank; or (iii) merging or consolidating with another bank holding company. Subject to certain conditions (including certain deposit concentration limits established by the BHCA), the Federal Reserve may allow a bank holding company to acquire banks located in any state of the United States without regard to whether the acquisition is prohibited by the law of the state in which the target bank is located. In approving interstate acquisitions, however, the Federal Reserve is required to give effect to applicable state law limitations on the aggregate amount of deposits that may be held by the acquiring bank holding company and its insured depository institution affiliates in the state in which the target bank is located (provided that those limits do not discriminate against out-of-state depository institutions or their holding companies) and state laws which require that the target bank have been in existence for a minimum period of time (not to exceed five years) before being acquired by an out-of-state bank holding company.

The BHCA also generally prohibits the Company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to banks and their subsidiaries. This general prohibition is subject to a number of exceptions. The principal exception allows bank holding companies to engage in, and to own shares of companies engaged in, certain businesses found by the Federal Reserve to be "so closely related to banking ... as to be a proper incident thereto." Under current regulations of the Federal Reserve, the Company is permitted to engage in a variety of banking-related businesses, including the operation of a thrift, consumer finance or equipment leasing business, the operation of a computer service bureau (including software development), and its operation of mortgage banking and brokerage businesses. The BHCA generally does not place territorial restrictions on the domestic activities of non-bank subsidiaries of bank holding companies.

In November, 1999, the Gramm-Leach-Bliley Act ("GLB Act") was signed into law. Under the GLB Act, bank holding companies that meet certain standards and elect to become "financial holding companies" are permitted to engage in a wider range of activities than those permitted by bank holding companies, including securities and insurance activities. Specifically, a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines is (i) financial in nature or incidental thereto, or (ii) complementary to any such financial-in-nature activity, provided that such complementary activity does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. A bank holding company may elect to become a financial holding company only if each of its depository institution subsidiaries is well-capitalized, well-managed, and has a Community Reinvestment Act rating of "satisfactory" or better at their most recent examination.

The GLB Act specifies many activities that are financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment or economic advisory services; underwriting, dealing in, or making a market in securities; and those activities currently permitted for bank holding companies that are so closely related to banking or managing or controlling banks, as to be a proper incident thereto.

The GLB Act changed federal laws to facilitate affiliation between banks and entities engaged in securities and insurance activities. The law also established a system of functional regulation under which banking activities, securities activities, and insurance activities conducted by financial holding companies and their subsidiaries and affiliates will be separately regulated by banking, securities, and insurance regulators, respectively.

Federal law also prohibits any person or company from acquiring "control" of a bank or bank holding company without prior notice to the appropriate federal bank regulator. "Control" is defined in certain cases as the acquisition of 10% or more of the outstanding shares of a bank or bank holding company.

Capital Requirements. Bank holding companies are required to maintain minimum levels of capital in accordance with Federal Reserve capital adequacy guidelines. If capital falls below minimum guideline levels, a bank holding company, among other things, may be denied approval to acquire or establish additional banks or non-bank businesses.

The Federal Reserve's capital guidelines establish the following minimum regulatory capital requirements for bank holding companies: a risk-based requirement expressed as a percentage of total risk-weighted assets, and a leverage requirement expressed as a percentage of total assets. The risk-based requirement consists of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. The leverage requirement consists of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly rated companies, with a minimum requirement of 4% for all others. For purposes of these capital standards, Tier 1 capital consists primarily of permanent stockholders' equity less intangible assets (other than certain mortgage servicing rights and purchased credit card relationships). Total capital consists primarily of Tier 1 capital plus certain other debt and equity instruments which do not qualify as Tier 1 capital and a portion of the company's allowance for loan and lease losses.

The risk-based and leverage standards described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or by the risk profiles of individual banking organizations. For example, the Federal Reserve's capital guidelines contemplate that additional capital may be required to take adequate account of, among other things, interest rate risk, or the risks posed by concentrations of credit, nontraditional activities or securities trading activities. Further, any banking organization experiencing or anticipating significant growth would be expected to maintain capital ratios, including tangible capital positions (*i.e.*, Tier 1 capital less all intangible assets), well above the minimum levels.

As of December 31, 2004, the Company had regulatory capital in excess of the Federal Reserve's minimum requirements, as follows:

	Risk-Based Capital Ratio	Leverage Capital Ratio
Company	14.3%	9.5%

Dividends. The Company is organized under the Delaware General Corporation Law (the "DGCL"). The DGCL allows the Company to pay dividends only out of its surplus (as defined and computed in accordance with the provisions of the DGCL) or if the Company has no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Additionally, the Federal Reserve has issued a policy statement with regard to the payment of cash dividends by bank holding companies. The policy statement provides that a bank holding company should not pay cash dividends which exceed its net income or which can only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The Federal Reserve also possesses enforcement powers over bank holding companies and their non-bank subsidiaries to prevent or remedy actions that represent unsafe or unsound practices or violations of applicable statutes and regulations. Among these powers is the ability to proscribe the payment of dividends by banks and bank holding companies.

Federal Securities Regulation. The Company's common stock is registered with the SEC under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Consequently, the Company is subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act.

UnionBank

UnionBank is an Illinois-chartered bank, the deposit accounts of which are insured by the FDIC's Bank Insurance Fund ("BIF"). UnionBank is also a member of the Federal Reserve System ("member banks"). As an Illinois-chartered, FDIC-insured member bank, UnionBank is subject to the examination, supervision, reporting and enforcement requirements of the Commissioner, as the chartering authority for Illinois banks, (the "Commissioner"), the Federal Reserve, as the primary federal regulator of member banks, and the FDIC, as administrator of the BIF.

Deposit Insurance. As an FDIC-insured institution, UnionBank is required to pay deposit insurance premium assessments to the FDIC. The FDIC has adopted a risk-based assessment system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their respective levels of capital and results of supervisory evaluations. Institutions classified as well-capitalized (as defined by the FDIC) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (as defined by the FDIC) and considered of substantial supervisory concern pay the highest premium. Risk classification, of all insured institutions, is made by the FDIC for each semi-annual assessment period.

During the year ended December 31, 2004, BIF assessments ranged from 0% of deposits to 0.27% of deposits. For the semi-annual assessment period beginning January 1, 2005, the Company expects that BIF assessment rates will continue to range from 0% of deposits to 0.27% of deposits.

The FDIC may terminate the deposit insurance of any insured depository institution if the FDIC determines, after a hearing, that the institution (i) has engaged or is engaging in unsafe or unsound practices, (ii) is in an unsafe or unsound condition to continue operations or (iii) has violated any applicable law, regulation, order, or any condition imposed in writing by, or written agreement with, the FDIC. The FDIC may also suspend deposit insurance temporarily during the hearing process for a permanent termination of insurance, if the institution has no tangible capital. Management of the Company is not aware of any activity or condition that could result in termination of the deposit insurance of UnionBank.

FICO Assessments. Since 1987, a portion of the deposit insurance assessments paid by members of the FDIC's Savings Association Insurance Fund ("SAIF") has been used to cover interest payments due on the outstanding obligations of the Financing Corporation ("FICO"). FICO was created in 1987 to finance the recapitalization of the Federal Savings and Loan Insurance Corporation, the SAIF's predecessor insurance fund. As a result of federal legislation enacted in 1996, beginning as of January 1, 1997, both SAIF members and BIF members became subject to assessments to cover the interest payments on outstanding FICO obligations. These FICO assessments are in addition to amounts assessed by the FDIC for deposit insurance. Between January 1, 2000 and the final maturity of the outstanding FICO obligations in 2019, BIF members and SAIF members will share the cost of the interest on the FICO bonds on a *pro rata* basis. During the year ended December 31, 2004, the FICO assessment rate for both SAIF and BIF members ranged between approximately 0.0146% of deposits and approximately 0.0154% of deposits. During the year ended December 31, 2004, UnionBank paid FICO assessments totaling $108,522.

Supervisory Assessments. All Illinois banks are required to pay supervisory assessments to the Commissioner to fund the operations of the Commissioner. The amount of the assessment is calculated based on the institution's total assets, including consolidated subsidiaries, as reported to the Commissioner. During the year ended December 31, 2004, UnionBank paid supervisory assessments to the Commissioner totaling $125,486.

Capital Requirements. The Federal Reserve has established the following minimum capital standards for state-chartered Federal Reserve System member banks, such as UnionBank: a leverage requirement consisting of a minimum ratio of Tier 1 capital to total assets of 3% for the most highly-rated banks with a minimum requirement of at least 4% for all others, and a risk-based capital requirement consisting of a minimum ratio of total capital to total risk-weighted assets of 8%, at least one-half of which must be Tier 1 capital. For purposes of these capital standards, Tier 1 capital and total capital consist of substantially the same components as Tier 1 capital and total capital under the Federal Reserve's capital guidelines for bank holding companies (*see* "--The Company--Capital Requirements").

The capital requirements described above are minimum requirements. Higher capital levels will be required if warranted by the particular circumstances or risk profiles of individual institutions. For example, the regulations of the Federal Reserve provide that additional capital may be required to take adequate account of, among other things, interest rate risk or the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

During the year ended December 31, 2004, UnionBank was not required by the Federal Reserve to increase its capital to an amount in excess of the minimum regulatory requirement. As of December 31, 2004, UnionBank exceeded its minimum regulatory capital requirements, as follows:

	Risk-Based Capital Ratio	Leverage Capital Ratio
UnionBank	16.0%	10.7%

Federal law provides the federal banking regulators with broad power to take prompt corrective action to resolve the problems of undercapitalized institutions. The extent of the regulators' powers depends on whether the institution in question is "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," in each case as defined by regulation. Depending upon the capital category to which an institution is assigned, the regulators' corrective powers include: requiring the institution to submit a capital restoration plan; limiting the institution's asset growth and restricting its activities; requiring the institution to issue additional capital stock (including additional voting stock) or to be acquired; restricting transactions between the institution and its affiliates; restricting the interest rate the institution may pay on deposits; ordering a new election of directors of the institution; requiring that senior executive officers or directors be dismissed; prohibiting the institution from accepting deposits from correspondent banks; requiring the institution to divest certain subsidiaries; prohibiting the payment of principal or interest on subordinated debt; and ultimately, appointing a receiver for the institution. As of December 31, 2004, UnionBank was well capitalized, as defined by Federal Reserve regulations.

Additionally, institutions insured by the FDIC may be liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of commonly controlled FDIC insured depository institutions or any assistance provided by the FDIC to commonly controlled FDIC insured depository institutions in danger of default.

Dividends. Under the Illinois Banking Act, Illinois-chartered banks may not pay dividends in excess of their net profits then on hand, after deducting losses and bad debts. The Federal Reserve Act also imposes limitations on the amount of dividends that may be paid by state member banks, such as UnionBank. Generally, a member bank may pay dividends out of its undivided profits, in such amounts and at such times as the bank's board of directors deems prudent. Without prior Federal Reserve approval, however, a state member bank may not pay dividends in any calendar year which, in the aggregate, exceed such bank's calendar year-to-date net income plus such bank's retained net income for the two preceding calendar years.

The payment of dividends by any financial institution or its holding company is affected by the requirement to maintain adequate capital pursuant to applicable capital adequacy guidelines and regulations, and a financial institution generally is prohibited from paying any dividends if, following payment thereof, the institution would be undercapitalized. As described above, UnionBank exceeded its minimum capital requirements under applicable guidelines and had approximately $5.4 million available to be paid as dividends to the Company as of December 31, 2004. Notwithstanding the availability of funds for dividends, however, the Federal Reserve may prohibit the payment of any dividends by UnionBank if the Federal Reserve determines such payment would constitute an unsafe or unsound practice.

Insider Transactions. UnionBank is subject to certain restrictions imposed by federal law on extensions of credit to the Company, on investments in the stock or other securities of the Company and the acceptance of the stock or other securities of the Company as collateral for loans. Certain limitations and reporting requirements are also placed on extensions of credit by UnionBank to its directors and officers, to directors and officers of the Company, to principal stockholders of the Company, and to "related interests" of such directors, officers and principal stockholders. In addition, federal law and regulations may affect the terms upon which any person becoming a director or officer of the Company or a principal stockholder of the Company may obtain credit from the banks with which UnionBank maintains a correspondent relationship.

Safety and Soundness Standards. The federal banking agencies have adopted guidelines, which establish operational and managerial standards to promote the safety and soundness of federally insured depository institutions. The guidelines set forth standards for internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, asset quality and earnings.

In general, the safety and soundness guidelines prescribe the goals to be achieved in each area, and each institution is responsible for establishing its own procedures to achieve those goals. If an institution fails to comply with any of the standards set forth in the guidelines, the institution's primary federal regulator may require the institution to submit a plan for achieving and maintaining compliance. If an institution fails to submit an acceptable compliance plan, or fails in any material respect to implement a compliance plan that has been accepted by its primary federal regulator, the regulator is required to issue an order directing the institution to cure the deficiency. Until the deficiency cited in the regulator's order is cured, the regulator may restrict the institution's rate of growth, require the institution to increase its capital, restrict the rates the institution pays on deposits or require the institution to take any action the regulator deems appropriate under the circumstances. Noncompliance with the standards established by the safety and soundness guidelines may also constitute grounds for other enforcement action by the federal banking regulators, including cease and desist orders and civil money penalty assessments.

Branching Authority. Illinois banks, such as UnionBank, have the authority under Illinois law to establish branches anywhere in the State of Illinois, subject to receipt of all required regulatory approvals.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle-Neal Act"), both state and national banks are allowed to establish interstate branch networks through acquisitions of other banks, subject to certain conditions, including certain limitations on the aggregate amount of deposits that may be held by the surviving bank and all of its insured depository institution affiliates. Illinois law permits interstate mergers, subject to certain conditions, including a prohibition against interstate mergers involving an Illinois bank that has been in existence and continuous operation for fewer than five years.

The establishment of new interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed by the Riegle-Neal Act only if specifically authorized by state law. Certain states permit out-of-state banks to establish de novo branches or acquire branches from another bank. Illinois law currently does not permit out-of-state banks to establish branches in Illinois in this manner, but Illinois-chartered banks may branch into other states in this manner if the law of the state in which the branch will be established or acquired so authorizes and does not require a reciprocal provision under Illinois law.

State Bank Activities. Under federal law and FDIC regulations, FDIC insured state banks are prohibited, subject to certain exceptions, from making or retaining equity investments of a type, or in an amount, that are not permissible for a national bank. Federal law and FDIC regulations also prohibit FDIC insured state banks and their subsidiaries, subject to certain exceptions, from engaging as principal in any activity that is not permitted for a national bank or its subsidiary, respectively, unless the bank meets, and continues to meet, its minimum regulatory capital requirements and the FDIC determines the activity would not pose a significant risk to the deposit insurance fund of which the bank is a member.

The GLB Act also authorizes insured state banks to engage in financial activities, through subsidiaries, similar to the activities permitted for financial holding companies. If a state bank wants to establish a subsidiary engaged in financial activities, it must meet certain criteria, including that it and all of its affiliated insured depository institutions are well-capitalized and have a Community Reinvestment Act rating of at least "satisfactory" and that it is well-managed. There are capital deduction and financial statement requirements and financial and operational safeguards that apply to subsidiaries engaged in financial activities. Such a subsidiary is considered to be an affiliate of the bank and there are limitations on certain transactions between a bank and a subsidiary engaged in financial activities of the same type that apply to transactions with a bank's holding company and its subsidiaries.

Reserve Requirement. Federal Reserve regulations, as presently in effect, require depository institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts), as follows:

- for the first $7 million of net transaction accounts, there is no reserve;
- for net transaction accounts totaling over $7 million and up to and including $47.6 million, a reserve of 3%; and
- for net transaction accounts totaling in excess of $47.6 million, a reserve requirement of $1.218 million plus 10% against that portion of the total transaction accounts greater than $47.6 million

The dollar amounts and percentages reported here are all subject to adjustment by the Federal Reserve. The effect of maintaining the required non-interest earning reserves is to reduce UnionBank's interest earning assets.

Financial Services Division

UnionBank is licensed as a general insurance agency by the Illinois Department of Insurance (the "Department"). UnionBank is subject to supervision and regulation by the Department with regard to compliance with the laws and regulations governing insurance agents and by the Commissioner and the Federal Reserve with regard to compliance with banking laws and regulations applicable to subsidiaries of Illinois-chartered member banks.

UnionBank, through its trust division, conducts a full service trust business in the State of Illinois, pursuant to a certificate of authority issued to the Commissioner under the Illinois Corporate Fiduciaries Act (the "Fiduciaries Act"). The trust division is subject to periodic examination by the Commissioner and the Commissioner has the authority to take action against it to enforce compliance with the laws applicable to its operations.

EXECUTIVE OFFICERS

The term of office for the executive officers of the Company is from the date of election until the next annual organizational meeting of the Board of Directors. In addition to the information provided in the 2005 Proxy Statement, the names and ages of the executive officers of the Company as of December 31, 2004, as well as the offices of the Company and the Subsidiary held by these officers on that date, and principal occupations for the past five years are set forth below.

Rick R. Clary, 43, was named President and Chief Operating Officer of UnionBank in the fourth quarter of 2003. In January of 2004, after being named President, Mr. Clary joined the Board of Directors of UnionBank. Mr. Clary previously served as the Regional Bank President of the Company's Central Region and as Chief Operating Officer from 1997 to 2003. Prior to the merger of UnionBank and UnionBank/Central, he served as President and Chief Executive Officer of UnionBank/Central and as a member of their Board of Directors from 1996 to 1997. Mr. Clary began employment with the Bank of Ladd in 1992 and became employed with UnionBancorp as a result of the acquisition of Prairie Bancorp, Inc. in August, 1996.

Jimmie D. Lansford, 65, was promoted from Senior Vice President to Executive Vice President in the fourth quarter of 2000 and continued to serve as the Director of Organizational Development & Planning, a position he held since 1996, until his retirement on December 31, 2004. Mr. Lansford previously served as a member of the Board of Directors of UnionBancorp, Inc. from 1988-2002, UnionBank/Northwest from 2000-2002, and served two terms as a member of the Board of Directors of UnionBank from 1987-1998 and as Chairman of the Board from 2000-2003. In addition to his vast array of in-house responsibilities, he was active in the local community college where he served on the Board of Trustees and was a past Chairman. Prior to his tenure with the Company, Mr. Lansford was the Chief Executive Officer of St. Mary's Hospital in Streator, Illinois.

Kurt R. Stevenson, 38, was promoted to Senior Vice President and Chief Financial Officer in the fourth quarter of 2003, after having served as the Company's Vice President and Chief Financial Officer since June of 2000. Also in 2000 and 2001, Mr. Stevenson served on the Board of Directors of UnionFinancial Services, Inc., prior to its integration with UnionTrust Corporation. Before stepping into his new role, he had been acting as the Company's Vice President and Controller since 1996 and had served in various operational capacities since joining the organization. In 2002, Mr. Stevenson was also named Cashier of UnionBank, in addition to his corporate responsibilities. He first started employment with the Ottawa National Bank in 1987 and, subsequently, began work with the Company following the acquisition in 1991.

Dewey R. Yaeger, 64, was named President and Chief Executive Officer of UnionBancorp, Inc. in the fourth quarter of 2003. Mr. Yaeger first joined the Company in April of 2003 as a Senior Vice President and Chief Credit Officer. He currently serves as a member of the Board of Directors for UnionBancorp and is the Chairman of the UnionBank Board of Directors. Mr. Yaeger previously served as the President and Chief Executive Officer of Castle Bank, N.A. headquartered in DeKalb, Illinois from 1997 to 2003.

Item 2. Properties

At December 31, 2004, the Company operated twenty-two offices in Illinois. The principal offices of the Company are located in Ottawa, Illinois. All of the Company's offices are owned by UnionBank and are not subject to any mortgage or material encumbrance, with the exception of two offices that are leased and are located in LaSalle County. The Company believes that its current facilities are adequate for its existing business.

AFFILIATE	MARKETS SERVED	PROPERTY/TYPE LOCATION
The Company		Administrative Office: Ottawa, IL
UnionBank	Bureau, DeKalb, Grundy, Jo Daviess, Kane, Kendall, LaSalle, Livingston and Whiteside Counties	Main Office: Streator, IL Eighteen banking offices and four non-banking offices located in markets served.

In addition to the banking locations listed above, UnionBank owns twenty-two automated teller machines, some of which are housed within banking offices and some of which are independently located.

At December 31, 2004, the properties and equipment of the Company had an aggregate net book value of approximately $13.5 million.

Item 3. Legal Proceedings

Neither the Company nor any of its subsidiaries are involved in any pending legal proceedings other than routine legal proceedings occurring in the normal course of business, which, in the opinion of management, in the aggregate, are not material to the Company's consolidated financial condition.

Item 4. Submission of Matters to a Vote of Security Holders

There were no items submitted to a vote of security holders in the fourth quarter of the fiscal year ended December 31, 2004.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock was held by approximately 504 stockholders of record as of March 1, 2005, and is traded on The Nasdaq Stock Market under the symbol "UBCD." The table below indicates the high and low sales prices of the Common Stock as reported by Nasdaq for transactions of which the Company is aware, and the dividends declared per share for the Common Stock during the periods indicated. Because the Company is not aware of the price at which certain private transactions in the Common Stock have occurred, the prices shown may not necessarily represent the complete range of prices at which transactions in the Common Stock have occurred during such periods.

	Stock Sales		Cash Dividends
	High	Low	
2003			
First Quarter	$ 16.86	$ 15.15	$ 0.08
Second Quarter	20.48	16.05	0.09
Third Quarter	22.52	19.25	0.09
Fourth Quarter	24.04	20.00	0.09
2004			
First Quarter	$ 22.23	$ 21.00	$ 0.09
Second Quarter	23.00	19.25	0.10
Third Quarter	20.88	19.20	0.10
Fourth Quarter	21.94	20.29	0.10

The holders of the Common Stock are entitled to receive dividends as declared by the Board of Directors of the Company, which considers payment of dividends quarterly. Upon the consummation of the acquisition of Prairie in 1996, preferential dividends were required to be paid or accrued quarterly, with respect to the outstanding shares of Preferred Stock. The ability of the Company to pay dividends in the future will be primarily dependent upon its receipt of dividends from UnionBank. In determining cash dividends, the Board of Directors considers the earnings, capital requirements, debt and dividend servicing requirements, financial ratio guidelines it has established, financial condition of the Company and other relevant factors. UnionBank's ability to pay dividends to the Company and the Company's ability to pay dividends to its stockholders are also subject to certain regulatory restrictions.

The Company has paid regular cash dividends on the Common Stock since it commenced operations in 1982. There can be no assurance, however, that any such dividends will be paid by the Company or that such dividends will not be reduced or eliminated in the future. The timing and amount of dividends will depend upon the earnings, capital requirements and financial condition of the Company and UnionBank, as well as the general economic conditions and other relevant factors affecting the Company and its subsidiaries. In 1996, the Company entered into a new loan agreement in connection with the acquisition of Prairie and Country, replacing the Company's prior loan agreement. The new loan agreement contains no direct prohibitions against the payment by the Company of dividends, but indirectly restricts such dividends through the required maintenance of minimum capital ratios. In addition, the terms of the Series A Preferred Stock, and the Series B Preferred Stock issued to certain of Prairie's preferred stockholders prohibit the payment of dividends by the Company on the Common Stock during any period for which dividends on the respective series of Preferred Stock are in arrears.

The Company has not issued any securities in the past three years which were not registered for sale under the Securities Act of 1933, as amended.

The Company has not made any repurchases of common stock during the fourth quarter of 2004.

Item 6. Selected Consolidated Financial Data

The following table presents selected consolidated financial data for the five years ended December 31, 2004:

	2004	2003	2002	2001	2000
Statement of Income Data					
Interest income	$ 34,912	$ 41,086	$ 45,509	$ 53,829	$ 54,208
Interest expense	13,250	15,961	20,186	29,385	30,685
Net interest income	21,662	25,125	25,323	24,444	23,523
Provision for loan losses	1,924	8,236	3,574	4,161	4,858
Net interest income after provision for loan losses	19,738	16,889	21,749	20,283	18,665
Noninterest income	14,102	13,719	12,455	11,920	11,140
Noninterest expense	26,981	28,607	29,026	26,212	25,885
Income before income taxes	6,859	2,001	5,178	5,991	3,920
Provision (benefit) for income taxes	2,056	(129)	1,134	1,537	1,017
Net income	$ 4,803	$ 2,130	$ 4,044	$ 4,454	$ 2,903
Net income on common stock	$ 4,596	$ 1,937	$ 3,787	$ 4,197	$ 2,644
Per Share Data					
Basic earnings per common share	$ 1.14	$ 0.48	$ 0.95	$ 1.06	$ 0.66
Diluted earnings per common share	1.12	0.48	0.94	1.05	0.66
Cash dividends on common stock	0.40	0.35	0.31	0.27	0.24
Dividend payout ratio for common stock	35.10%	74.39%	32.59%	25.59%	35.93%
Book value per common stock	$ 17.30	$ 16.77	$ 16.97	$ 15.91	$ 14.76
Basic weighted average common shares outstanding	4,033,608	3,997,464	3,979,750	3,974,205	3,979,895
Diluted weighted average common share outstanding	4,109,999	4,069,220	4,027,441	4,008,867	4,006,793
Period-end common shares outstanding	4,032,144	4,026,850	3,980,946	3,979,056	3,965,548
Balance Sheet Data					
Securities	$ 191,661	$ 252,248	$ 227,229	$ 186,282	$ 192,719
Loans	419,275	476,812	483,229	504,968	505,094
Allowance for loan losses	9,732	9,011	6,450	6,295	6,414
Total assets	669,546	793,422	791,616	784,307	758,733
Total deposits	512,477	638,032	641,958	612,144	636,003
Stockholders' equity	70,247	68,047	68,064	63,814	59,035
Earnings Performance Data					
Return on average total assets	0.65%	0.28%	0.53%	0.59%	0.40%
Return on average stockholders' equity	7.06	3.16	6.11	7.04	5.09
Return on average total assets, including mandatory redeemable preferred stock	0.65	0.28	0.53	0.59	0.40
Return on average equity, including mandatory redeemable preferred stock	7.06	3.16	6.03	6.95	5.01
Net interest margin ratio	3.34	3.65	3.74	3.64	3.67
Efficiency ratio [(1)]	82.90	72.25	71.73	68.14	69.49
Asset Quality Ratios					
Nonperforming assets to total end of period assets	0.69%	1.10%	0.80%	1.44%	1.10%
Nonperforming loans to total end of period loans	1.00	1.78	0.99	1.76	1.56
Net loan charge-offs to total average loans	0.23	1.18	0.70	0.85	0.44
Allowance for loan losses to total loans	2.32	1.89	1.33	1.25	1.27
Allowance for loan losses to nonperforming loans	231.60	106.30	135.50	70.93	81.41
Capital Ratios					
Average equity to average assets	9.27%	8.87%	8.71%	8.37%	7.90%
Total capital to risk adjusted assets	14.30	12.15	11.84	11.66	10.99
Tier I leverage ratio	9.54	7.60	7.48	7.54	6.90

(1) Calculated as noninterest expense less amortization of intangibles and expenses related to other real estate owned divided by the sum of net interest income before provisions for loan losses and total noninterest income excluding securities gains and losses and gains on sale of assets.

(In Thousands, Except Share Data)

	For the Years Ended December 31,					
	2004 Compared to 2003			2003 Compared to 2002		
	Change Due to			Change Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest expense:						
NOW accounts	24	(-)	24	49	(226)	(177)
Money market accounts	(205)	(173)	(378)	384	(607)	(223)
Savings deposits	(14)	(94)	(108)	(14)	(235)	(249)
Time, $100,000 and over	(256)	(611)	(867)	237	(1,349)	(1,112)
Other time	(550)	(665)	(1,215)	(1,318)	(1,614)	(2,932)
Federal funds purchased and repurchase agreements	(32)	8	(24)	55	(103)	(48)
Advances from FHLB	15	(125)	(110)	815	(332)	483
Notes payable	5	27	32	(46)	15	(31)
Total interest expense	(1,013)	(1,633)	(2,646)	162	(4,451)	(4,289)
Net interest income	$ (1,565)	$ (2,123)	$ (3,688)	$ 289	$ (512)	$ (223)

Provision for Loan Losses. The amount of the provision for loan losses is based on management's evaluations of the loan portfolio, with particular attention directed toward nonperforming, impaired and other potential problem loans. During these evaluations, consideration is also given to such factors as management's evaluation of specific loans, the level and composition of impaired loans, other nonperforming loans, other identified potential problem loans, historical loss experience, results of examinations by regulatory agencies, results of the independent asset quality review process, the market value of collateral, the estimate of discounted cash flows, the strength and availability of guarantees, concentrations of credits, and various other factors, including concentration of credit risk in various industries and current economic conditions.

2004 compared to 2003. The 2004 provision for loan losses charged to operating expense totaled $1,924, a decrease of $6,312 in comparison to the $8,236 recorded during the same period for 2003. The decrease in the provision for loan losses was due to an improvement in nonperforming and action/watch list loans from year-end 2003 to year-end 2004, as well as resolutions, either through charge-off of nonbankable assets or through successful workout strategies that were executed throughout 2004. The Company's 2003 provisions were largely attributable to the deterioration of two impaired commercial credits identified in the Company's 10-Q report filed for the quarter ended June 20, 2003. As a result of the deterioration of these two loan relationships, the Company specifically provided $3,500 to its allowance for loan losses during the third quarter of 2003 for the losses incurred on these two credits. Net charge-offs for the year ended December 31, 2004 were $1,029 compared with $5,675 in the same period of 2003. Annualized net charge-offs decreased to 0.23% of average loans for 2004 compared to 1.18% in the same period in 2003.

Management remains watchful of credit quality issues and believes that issues within the portfolio are reflective of the challenging economic environment experienced over the past few years. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision for loan losses.

2003 compared to 2002. The 2003 provision for loan losses charged to operating expense totaled $8,236, an increase of $4,662 in comparison to the $3,574 recorded during the same period in 2002. The Company's provisions were largely attributable to the deterioration of two impaired commercial credits identified in the Company's June 30, 2003 Form 10-Q. As a result of the deterioration of these two loan relationships, the Company specifically provided $3,500 to its allowance for loan losses during the third quarter of 2003 for the losses incurred on these two credits. The action comes as a result of management's ongoing workout analysis of these two commercial loan relationships and their current financial status and trends. Primary elements of the debtor corporations filed bankruptcy reorganization proceedings in early September. In both instances, these credits were worth substantially more as ongoing entities than the liquidation of their assets. During the third quarter, the $3,778 loan to a chain of retail convenience outlets was placed on non-accrual. The second credit, a $2,521 loan to a company which conducted business in the agricultural field was placed on nonaccrual status in the second quarter of 2003. This agricultural company essentially ceased operations during the third quarter of 2003 resulting in $1,897 of the outstanding loan balance being charged off.

In addition, the Company provided $2,000 to its allowance for loan losses during the fourth quarter of 2003 after an ongoing review of the overall credit quality in the loan portfolio noted a continued deterioration in several seasoned credits during the quarter, downgrades of various other credits, and lingering effects of the soft economy within several markets in which the Company operates. In some cases, problem loans had been previously identified; however, the loss incurred was greater than anticipated because of a soft commercial real estate market in specific industries and additional losses in the manufacturing, travel, and technology sectors.

Net charge-offs for the year ended December 31, 2003 were $5,675 compared with $3,419 in the same period of 2002. Annualized net charge-offs increased to 1.18% of average loans for 2003 compared to 0.70% in the same period in 2002. The increased level of net charge-offs, as compared to 2002, resulted from the impact of the weak economic climate and greater scrutiny by management in identifying problem credits for our watch list. As these credits continued to deteriorate, management actively sought methods of improving problem credits or recognized the need to charge-off non-bankable assets. In some cases, problem loans had been previously identified; however, the loss incurred was greater than anticipated. Other factors included an increase in the number of bankruptcies due to the soft commercial real estate market in specific industries and additional losses in the manufacturing, travel, and technology sectors.

Noninterest Income. Noninterest income consists of a wide variety of fee-based revenues from bank-related service charges on deposits and mortgage revenues. Also included in this category are revenues generated by the Company's insurance, brokerage, trust and asset management services as well as increases in cash surrender value on bank-owned life insurance. The following table summarizes the Company's noninterest income:

NONINTEREST INCOME
(Dollars in Thousands)

	Years Ended December 31,		
	2004	2003	2002
Service charges	$ 2,866	$ 3,090	$ 2,812
Merchant fee income	56	560	1,185
Trust income	740	701	775
Mortgage banking income	2,020	3,947	2,843
Insurance commissions and fees	2,234	2,318	2,188
Bank owned life insurance (BOLI)	573	681	12
Securities gains (losses), net	123	281	407
Gain on sale of assets	4,263	-	-
Other income	1,227	2,141	2,233
Total noninterest income	$ 14,102	$ 13,719	$ 12,455

(In Thousands, Except Share Data)

2004 compared to 2003. Noninterest income totaled $14,102 for the year ended December 31, 2004, as compared to $13,719 for the same timeframe in 2003. This represented an increase of $383 or 2.8% in 2004 over the prior period. Excluding net securities gains and the gains on sale of West, the Company's credit card portfolio and Blandinsville, noninterest income shows a year-over-year decrease of $3,722 or 27.7%. As a percentage of total income (net interest income plus noninterest income), noninterest income, exclusive of securities gains and gain on sale of five western Illinois branch locations, decreased to 31.0% in 2004 versus 34.8% for 2003.

Excluding net securities gains and gains on sale of West, Blandinsville and the credit card portfolio, the majority of the change to noninterest income was related to a $1,927 decline in mortgage banking income. Mortgage banking income, which includes gains generated from the sale of loans and net servicing revenue (after amortization of mortgage servicing rights), was lower in 2004 due to a decrease in mortgage origination volume partially offset by an increase in revenue generated by the servicing rights portfolio due to the slowdown in refinancing activity.

Also contributing to the change was a decrease in merchant fee income due to the sale of the credit card portfolio and volume related decreases in service charges, nsf fees, and other fee based revenue related to the sale of West. The remaining categories remained relatively stable with only slight year-over-year changes.

2003 compared to 2002. Noninterest income totaled $13,719 for the year ended December 31, 2003, as compared to $12,455 for the same timeframe in 2002. This represented an increase of $1,264 or 10.1% in 2003 over the prior period. Excluding net securities gains of $281 in 2003 and $407 in 2002, noninterest income shows a year-over-year increase of $1,390 or 11.5%. As a percentage of total income (net interest income plus noninterest income), noninterest income, exclusive of securities gains, increased to 34.8% in 2003 versus 31.9% for 2002.

The majority of the change to noninterest income was related to a $1,104 improvement in mortgage banking income. Mortgage banking income includes gains generated from the sale of loans and net servicing revenue (after amortization of mortgage servicing rights). Originations for 2003 grew to $241,864 from $183,481 for the same period in 2002. Net gains on mortgage activities were higher in 2003 due to higher mortgage origination volume and lower interest rates. Offsetting these gains, were noncash amortization charges in the carrying value of our mortgage servicing rights asset. These charges were due to increased refinancing activity, driven by the declining interest rate environment.

Also contributing to the improvement were increases in service charges reflecting higher volumes of items drawn on customer accounts with insufficient funds, insurance and commissions income largely due to increased brokerage activity and revenue generated from incremental investments in bank-owned life insurance (included in other income). Offsetting these improvements were decreases in merchant fee income and ISP income due to the divestiture of these product lines in the second quarter of 2003. The remaining categories remained relatively stable with only slight year-over-year changes.

Noninterest Expense. Noninterest expense is comprised primarily of compensation and employee benefits, occupancy and other operating expense. The following table summarizes the Company's noninterest expense:

NONINTEREST EXPENSE
(Dollars in Thousands)

	Years Ended December 31,		
	2004	2003	2002
Salaries and employee benefits	$ 15,410	$ 16,020	$ 15,284
Occupancy expense, net	2,461	2,138	1,868
Furniture and equipment expenses	2,215	2,094	1,820
Marketing	615	709	656
Supplies and printing	435	541	525
Telephone	546	874	1,074
Other real estate expense	8	178	919
Amortization of intangible assets	337	247	245
Other expense	4,954	5,806	6,635
Total noninterest expense	$ 26,981	$ 28,607	$ 29,026

2004 compared to 2003. Noninterest expense totaled $26,981 for the year ended December 31, 2004, as compared to $28,607 for the same timeframe in 2003. This represented a decrease of $1,626 or 5.7% in 2004 from 2003. A majority of the savings in noninterest expense was due to $724 in cost savings associated with the divestiture of the credit card portfolio (included in other expenses) and a $610 decline in salaries and employee benefits expense due to the sale of West and other reductions in staffing levels. Also contributing to the change were decreases in telephone costs related to the reduction of the number of data lines utilized in the Company's infrastructure and savings in other real estate expense related to the resolution of certain other real estate properties.

These cost savings were partially offset by increases in occupancy and equipment expense related to a full year of expenses from our Yorkville branch that was opened in December of 2003 and the write-down of one of the Company's sales and service center buildings in association with its anticipated closing. The remaining categories remained relatively stable with only slight year-over-year changes.

2003 compared to 2002. Noninterest expense totaled $28,607 for the year ended December 31, 2003, as compared to $29,026 for the same timeframe in 2002. This represented a decrease of $419 or 1.4% in 2003 from 2002. A majority of the decrease in noninterest expense was due to a $741 decrease in other real estate owned expense due to the resolution of foreclosed assets during the year. Also contributing to the change were decreases of $581 decrease in merchant expense due to the divestiture of the POS product line in the second quarter of 2003 (included in other expenses) and $200 in telephone expense.

These decreases were partially offset by a $736 increase in salary and employee benefits related to variable commission expense resulting from higher production volume from the mortgage banking and financial services business lines. These areas of the Company operate at a lower gross profit margin and historically generate significant levels of noninterest income but also incur considerable noninterest expense. The remaining categories remained relatively stable with only slight year-over-year changes.

Applicable Income Taxes. The following table shows the Company's income before income taxes, as well as applicable income taxes and the effective tax rate for each of the past three years:

	Years Ended December 31,		
	2004	2003	2002
Income before income taxes	$ 6,859	$ 2,001	$ 5,178
Applicable income taxes	2,056	(129)	1,134
Effective tax rates	30.0%	(6.45%)	21.9%

Income tax expense for the periods included benefits for tax-exempt income, tax-advantaged investments and general business tax credits offset by the effect of nondeductible expenses. The Company's effective tax rate was lower than statutory rates due to several factors. First, the Company derives interest income from municipal securities and loans, which are exempt from federal tax and certain U.S. government agency securities, which are exempt from Illinois state tax. Second, the level of tax-exempt income has increased as a percentage of taxable income. And, finally, the Company has reduced tax expense through various tax planning initiatives.

Preferred Stock Dividends. The Company paid $207 of preferred stock dividends in 2004, $193 of preferred stock dividends in 2003 and $257 of preferred stock dividends in 2002.

Interest Rate Sensitivity Management

The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans and securities) which are primarily funded by interest-bearing liabilities (deposits and borrowings). All of the financial instruments of the Company are for other than trading purposes. Such financial instruments have varying levels of sensitivity to changes in market rates of interest. The operating income and net income of UnionBank depends, to a substantial extent, on "rate differentials," i.e., the differences between the income UnionBank receives from loans, securities, and other earning assets and the interest expense they pay to obtain deposits and other liabilities. These rates are highly sensitive to many factors that are beyond the control of UnionBank, including general economic conditions and the policies of various governmental and regulatory authorities.

The Company measures its overall interest rate sensitivity through a net interest income analysis. The net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of changes in net interest income in the event of a sudden and sustained 100 to 200 basis point increase in market interest rates or a 100 basis point decrease in market rates. The interest rates scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. The tables below present the Company's projected changes in net interest income for 2004 and 2003 for the various rate shock levels.

December 31, 2004	Net Interest Income		
	Amount	Change (Dollars in Thousands)	Change
+200 bp	$ 21,070	$ 996	4.96%
+100 bp	20,635	560	2.79
Base	20,074	-	-
-100 bp	19,048	(1,026)	(5.11)

Based on the Company's model at December 31, 2004, the effect of an immediate 200 basis point increase in interest rates would increase the Company's net interest income by 4.96% or approximately $996. The effect of an immediate 100 basis point decrease in rates would decrease the Company's net interest income by $1,026 or 5.11%. For the year ended December 31, 2004, the Company did not present an immediate 200 basis point decrease in its Asset Liability model due to the abnormally low prevailing interest rate environment.

December 31, 2003	Net Interest Income		
	Amount	Change	Change
		(Dollars in Thousands)	
+200 bp	$ 22,270	$ (420)	(1.85)%
+100 bp	22,512	(178)	(0.79)
Base	22,690	-	-
-100 bp	22,570	(120)	(0.53)

Based on the Company's model at December 31, 2003, the effect of an immediate 200 basis point increase in interest rates would decrease the Company's net interest income by 1.85% or approximately $420. The effect of an immediate 100 basis point decrease in rates would decrease the Company's net interest income by $120 or 0.53%. For the year ended December 31, 2003, the Company did not present an immediate 200 basis point decrease in its Asset Liability model due to the abnormally low prevailing interest rate environment.

Financial Condition

General. As of December 31, 2004, the Company had total assets of $669,546, gross loans of $419,275, total deposits of $512,477, and total stockholders' equity of $70,247. Total assets as of December 31, 2004 decreased by $123,876 or 15.6% from year-end 2003. Total gross loans as of December 31, 2004 decreased $57,537 or 12.1% from year-end 2003. Approximately $40,400 or 70.2% of this reduction was related to the sale of West and Blandinsville. Total deposits as of December 31, 2004 decreased by $125,555 or 19.7% from year-end 2003. Approximately $88,600 or 70.6% of this reduction was related to the sale of West and Blandinsville.

Loans and Asset Quality. The Company offers a broad range of products, including granting agribusiness, commercial, residential, and installment loans, designed to meet the credit needs of its borrowers. The Company's loans are diversified by borrower and industry group.

The following table describes the composition of loans by major categories outstanding:

(Dollars in Thousands)
LOAN PORTFOLIO

	Aggregate Principal Amount				
	December 31,				
	2004	2003	2002	2001	2000
Commercial	$ 91,941	$ 105,767	$ 100,189	$ 107,382	$ 117,534
Agricultural	28,718	33,766	36,467	40,563	38,479
Real estate:					
Commercial mortgages	129,597	134,985	147,253	150,878	134,942
Construction	38,882	30,674	24,486	23,676	19,322
Agricultural	30,601	37,092	34,688	34,611	39,658
1-4 family mortgages	77,566	94,163	87,411	94,368	99,237
Installment	21,502	37,415	49,949	50,961	53,276
Other	468	2,950	2,786	2,529	2,646
Total loans	419,275	476,812	483,229	504,968	505,094
Allowance for loan losses	(9,732)	(9,011)	(6,450)	(6,295)	(6,414)
Loans, net	$ 409,543	$ 467,801	$ 476,779	$ 498,673	$ 498,680

	Aggregate Principal Amount				
	Percentage of Total Loan Portfolio				
	December 31,				
	2004	2003	2002	2001	2000
Commercial	21.93%	22.18%	20.73%	21.27%	23.27%
Agricultural	6.85	7.08	7.55	8.03	7.62
Real estate:					
Commercial mortgages	30.91	28.31	30.47	29.88	26.72
Construction	9.27	6.43	5.07	4.69	3.83
Agricultural	7.30	7.78	7.18	6.85	7.85
1-4 family mortgages	18.50	19.75	18.08	18.69	19.65
Installment	5.13	7.85	10.34	10.09	10.55
Other loans	0.11	0.62	0.58	0.50	0.51
Gross loans	100.00%	100.00%	100.00%	100.00%	100.00%

As of December 31, 2004 and 2003, commitments of UnionBank (and its predecessors) under standby letters of credit and unused lines of credit totaled approximately $94,345 and $100,169, respectively.

Stated loan maturities (including rate loans reset to market interest rates) of the total loan portfolio, net of unearned income, at December 31, 2004 were as follows:

STATED LOAN MATURITIES [1]
(Dollars in Thousands)

	Within 1 Year	1 to 5 Years	After 5 Years	Total
Commercial	$ 66,163	$ 24,130	$ 1,648	$ 91,941
Agricultural	21,332	7,034	352	28,718
Real estate	133,730	122,367	20,549	276,646
Installment	8,681	13,182	107	21,970
Total	$ 229,906	$ 166,713	$ 22,656	$ 419,275

[1] Maturities based upon contractual maturity dates

The maturities presented above are based upon contractual maturities. Many of these loans are made on a short-term basis with the possibility of renewal at time of maturity. All loans, however, are reviewed on a continuous basis for creditworthiness.

Rate sensitivities of the total loan portfolio, net of unearned income, at December 31, 2004 were as follows:

LOAN REPRICING
(Dollars in Thousands)

	Within 1 Year	1 to 5 Years	After 5 Years	Total
Fixed rate	$ 69,806	$ 65,405	$ 18,826	$ 154,037
Variable rate	158,938	100,271	2,380	261,589
Nonaccrual	1,162	1,037	1,450	3,649
Total	$ 229,906	$ 166,713	$ 22,656	$ 419,275

Nonperforming Assets. The Company's financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on nonaccrual status. Loans are placed on nonaccrual status when there are serious doubts regarding the collectibility of all principal and interest due under the terms of the loans. Amounts received on nonaccrual loans generally are applied first to principal and then to interest after all principal has been collected. It is the policy of the Company not to renegotiate the terms of a loan because of a delinquent status. Rather, a loan is generally transferred to nonaccrual status if it is not in the process of collection and is delinquent in payment of either principal or interest beyond 90 days. Loans which are 90 days delinquent but are well secured and in the process of collection are not included in nonperforming assets. Other nonperforming assets consist of real estate acquired through loan foreclosures or other workout situations and other assets acquired through repossessions.

The classification of a loan as nonaccrual does not necessarily indicate that the principal is uncollectible, in whole or in part. UnionBank makes a determination as to collectibility on a case-by-case basis. UnionBank considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. The final determination as to the steps taken is made based upon the specific facts of each situation. Alternatives that are typically considered to collect nonaccrual loans are foreclosure, collection under guarantees, loan restructuring, or judicial collection actions.

Each of the Company's loans is assigned a rating based upon an internally developed grading system. A separate credit administration department also reviews grade assignments on an ongoing basis. Management continuously monitors nonperforming, impaired, and past due loans to prevent further deterioration of these loans. The Company has an independent loan review function which is separate from the lending function and is responsible for the review of new and existing loans.

The following table sets forth a summary of nonperforming assets:

NONPERFORMING ASSETS
(Dollars in Thousands)

	December 31,				
	2004	2003	2002	2001	2000
Nonaccrual loans	$ 3,649	$ 8,149	$ 3,931	$ 7,259	$ 5,777
Loans 90 days past due and still accruing interest	553	328	829	1,616	2,102
Total nonperforming loans	4,202	8,477	4,760	8,875	7,879
Other real estate owned	420	227	1,557	1,886	467
Total nonperforming assets	$ 4,622	$ 8,704	$ 6,317	$ 10,761	$ 8,346
Nonperforming loans to total loans	1.00%	1.78%	0.99%	1.76%	1.56%
Nonperforming assets to total loans	1.10	1.83	1.31	2.13	1.65
Nonperforming assets to total assets	0.69	1.10	0.80	1.44	1.10

The level of nonperforming loans at December 31, 2004 decreased to $4,202 versus the $8,477 that existed as of December 31, 2003. The level of nonperforming loans to total end of period loans was 1.00% at December 31, 2004, as compared to 1.78% at December 31, 2003. The reserve coverage ratio (allowance to nonperforming loans) was reported at 231.6% as of December 31, 2004 as compared to 106.30% as of December 31, 2003.

Other Potential Problem Loans. The Company has other potential problem loans that are currently performing and do not meet the criteria for impairment, but where some concern exists. Excluding nonperforming loans and loans that management has classified as impaired, these other potential problem loans totaled $7,782 at December 31, 2004 as compared to $5,086 at December 31, 2003. The classification of these loans, however, does not imply that management expects losses on each of these loans. Rather, management believes that a higher level of scrutiny and close monitoring is prudent under the circumstances. Such classifications relate to specific concerns for each individual borrower and do not relate to any concentration risk common to all loans in this group.

The following table sets forth a summary of other real estate owned and other collateral acquired at December 31, 2004:

OTHER REAL ESTATE OWNED
(Dollars in Thousands)

	Number of Parcels	Net Book Carrying Value
Developed property	4	$ 420
Vacant land or unsold lots	-	-
Total other real estate owned	4	$ 420

Allowance for Loan Losses. At December 31, 2004, the allowance for loan losses was $9,732 or 2.32% of total loans as compared to $9,011 or 1.89% at December 31, 2003. In originating loans, the Company recognizes that credit losses will be experienced and the risk of loss will vary with, among other things: general economic conditions; the type of loan being made; the creditworthiness of the borrower over the term of the loan; and, in the case of a collateralized loan, the quality of the collateral for such a loan. The allowance for loan losses represents the Company's estimate of the allowance necessary to provide for probable incurred losses in the loan portfolio. In making this determination, the Company analyzes the ultimate collectibility of the loans in its portfolio, feedback provided by internal loan staff, the independent loan review function, and information provided by examinations performed by regulatory agencies. The Company makes an ongoing evaluation as to the adequacy of the allowance for loan losses.

On a quarterly basis, management reviews the adequacy of the allowance for loan losses. Commercial credits are graded by the loan officers and the loan review function validates the officers' grades. In the event that the loan review function downgrades the loan, it is included in the allowance analysis at the lower grade. The grading system is in compliance with the regulatory classifications and the allowance is allocated to the loans based on the regulatory grading, except in instances where there are known differences (i.e., collateral value is nominal, etc.). To establish the appropriate level of the allowance, a sample of loans (including impaired and nonperforming loans) are reviewed and classified as to potential loss exposure.

Based on an estimation computed pursuant to the requirements of Financial Accounting Standards Board ("FASB") Statement No. 5, "Accounting for Contingencies," and FASB Statements Nos. 114 and 118, "Accounting by Creditors for Impairment of a Loan," the analysis of the allowance for loan losses consists of three components: (i) specific credit allocation established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds its fair value; (ii) general portfolio allocation based on historical loan loss experience for each loan category; and (iii) subjective reserves based on general economic conditions as well as specific economic factors in the markets in which the Company operates.

The specific credit allocation component of the allowance for loan losses is based on a regular analysis of loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The fair value of the loan is determined based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the market price of the loan, or, if the loan is collateral dependent, the fair value of the underlying collateral less cost of sale.

The general portfolio allocation component of the allowance for loan losses is determined statistically using a loss migration analysis that examines historical loan loss experience. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The general portfolio allocation element of the allowance for loan losses also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume.

The allowance for loan losses is based on estimates, and ultimate losses will vary from current estimates. These estimates are reviewed monthly, and as adjustments, either positive or negative, become necessary, a corresponding increase or decrease is made in the provision for loan losses. The composition of the loan portfolio has not significantly changed since year-end 2003. The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years, and there were no reallocations.

Management remains watchful of credit quality issues and believes that issues within the portfolio are reflective of the challenging economic environment experienced over the past few years. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision.

The following table presents a detailed analysis of the Company's allowance for loan losses:

ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

	December 31,				
	2004	2003	2002	2001	2000
Beginning balance	$ 9,011	$ 6,450	$ 6,295	$ 6,414	$ 3,691
Charge-offs:					
Commercial	1,497	4,791	2,561	3,202	1,663
Real estate mortgages	389	626	683	977	144
Installment and other loans	578	812	634	496	444
Total charge-offs	2,464	6,229	3,878	4,675	2,251
Recoveries:					
Commercial	1,021	415	354	312	37
Real estate mortgages	230	46	41	10	3
Installment and other loans	184	93	64	73	76
Total recoveries	1,435	554	459	395	116
Net charge-offs	1,029	5,675	3,419	4,280	2,135
Provision for loan losses	1,924	8,236	3,574	4,161	4,858
Reduction due to sale of loans	174	-	-	-	-
Ending balance	$ 9,732	$ 9,011	$ 6,450	$ 6,295	$ 6,414
Period end total loans	$ 419,275	$ 476,812	$ 483,229	$ 504,968	$ 505,094
Average loans	$ 447,605	$ 482,343	$ 490,360	$ 504,648	$ 485,489
Ratio of net charge-offs to average loans	0.23%	1.18%	0.70%	0.85%	0.44%
Ratio of provision for loan losses to average loans	0.43	1.71	0.73	0.82	1.00
Ratio of allowance for loan losses to ending total loans	2.32	1.89	1.33	1.25	1.27
Ratio of allowance for loan losses to total nonperforming loans	231.60	106.30	135.50	70.93	81.41
Ratio of allowance at end of period to average loans	2.17	1.87	1.32	1.25	1.32

The following table sets forth an allocation of the allowance for loan losses among the various loan categories:

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

	December 31,									
	2004		2003		2002		2001		2000	
	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category To Gross Loans
Commercial	$ 6,035	28.78%	$ 4,935	29.26%	$ 2,863	28.28%	$ 3,499	29.30%	$ 3,903	30.89%
Real estate	3,311	65.98	2,846	62.27	2,110	60.80	1,786	60.11	1,412	58.05
Installment and other loans	386	5.24	593	8.47	719	10.92	537	10.59	511	11.06
Unallocated	-	-	637	-	758	-	473	-	588	-
Total	$ 9,732	100.00%	$ 9,011	100.00%	$ 6,450	100.00%	$ 6,295	100.00%	$ 6,414	100.00%

In years prior to 2004, management considered the unallocated portion of the allowance necessary to allow for inherent subjective reserves that are needed based on general economic conditions and specific economic factors. In 2004 management included the subjective portion of the allowance as a part of the allocation process to the respective loan categories. Management does not deem this process to be a change in methodology, but rather a refinement in their loan loss calculation. Management believes that there would be no change in the balance of the allowance for loan losses if this approach was used in all of the years presented.

Securities Activities. The Company's consolidated securities portfolio, which represented 32.7% of the Company's average earning asset base as of December 31, 2004, as compared to 31.8% as of December 31, 2003, is managed to minimize interest rate risk, maintain sufficient liquidity, and maximize return. The portfolio includes several callable agency debentures, adjustable rate mortgage pass-throughs, and collateralized mortgage obligations. Corporate bonds consist of investment grade obligations of public corporations. Equity securities consist of Federal Reserve stock, Federal Home Loan Bank stock, and trust preferred stock. The Company's financial planning anticipates income streams generated by the securities portfolio based on normal maturity and reinvestment. Securities classified as available-for-sale, carried at fair value, were $191,661 at December 31, 2004 compared to $252,248 at December 31, 2003. The Company does not have any securities classified as trading or held-to-maturity.

The following table describes the composition of securities by major category and maturity:

SECURITIES PORTFOLIO
(Dollars in Thousands)

	December 31,					
	2004		2003		2002	
	Amount	% of Portfolio	Amount	% of Portfolio	Amount	% of Portfolio
Available-for-Sale						
U.S. Treasury	$ -	-%	$ -	-%	$ 1,025	0.45%
U.S. government agencies and corporations	20,924	10.92	30,270	12.00	46,817	20.60
U.S. government agency mortgage backed securities	117,500	61.30	158,305	62.76	113,579	49.98
States and political subdivisions	24,647	12.86	29,723	11.78	34,589	15.22
Collateralized mortgage obligations	2,486	1.30	5,972	2.37	3,889	1.71
Corporate bonds	8,239	4.30	10,598	4.20	10,480	4.62
Other securities	17,865	9.32	17,380	6.89	16,850	7.42
Total	$ 191,661	100.00%	$ 252,248	100.00%	$ 227,229	100.00%

The following table sets forth the contractual, callable or estimated maturities and yields of the debt securities portfolio as of December 31, 2004. Mortgage backed and collateralized mortgage obligation securities are included at estimated maturity.

MATURITY SCHEDULE
(Dollars in Thousands)

	Maturing								
	Within 1 Year		After 1 but Within 5 Years		After 5 but Within 10 Years		After 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
Available-for-Sale									
U.S. Treasury	$ -	-%	$ -	-%	$ -	-%	$ -	-%	$ -
U.S. government agencies and corporations	8,754	4.081	12,170	3.830	-	-	-	-	20,924
U.S. government agency mortgage backed securities	19,078	2.949	68,859	3.193	1,271	5.902	28,292	4.121	117,500
States and political subdivisions [1]	6,907	4.874	15,151	4.750	2,589	5.088	-	-	24,647
Collateralized mortgage obligations	-	-	347	3.280	-	-	2,139	3.441	2,486
Corporate bonds	1,034	5.463	7,205	5.642	-	-	-		8,239
Total	$ 35,773		$ 103,732		$ 3,860		$ 30,431		$ 173,796

[1] Rates on obligations of states and political subdivisions have been adjusted to tax equivalent yields using a 34% income tax rate

Deposit Activities. Deposits are attracted through the offering of a broad variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more), and retirement savings plans. The Company's average balance of total deposits was $576,109 for 2004, representing a decrease of $44,442 or 7.2% compared with the average balance of total deposits for 2003.

The following table sets forth certain information regarding UnionBank's average deposits:

AVERAGE DEPOSITS
(Dollars in Thousands)

	For the Years Ended December 31,								
	2004			2003			2002		
	Average Amount	% of Total	Average Rate Paid	Average Amount	% of Total	Average Rate Paid	Average Amount	% of Total	Average Rate Paid
Non-interest-bearing demand deposits	$ 71,912	12.48%	-%	$ 74,855	12.06%	-%	72,253	11.63%	-%
Savings accounts	47,337	8.22	0.56	49,334	7.95	0.76	50,444	8.12	1.23
Interest-bearing demand deposits	151,961	26.38	0.98	163,617	26.37	1.12	135,983	21.89	1.65
Time, less than $100,000	156,198	27.11	2.76	174,921	28.19	3.17	210,990	33.98	4.01
Time, $100,000 or more	148,701	25.81	2.57	157,824	25.43	2.98	151,438	24.38	3.84
Total deposits	$ 576,109	100.00%	1.72%	$ 620,551	100.00%	2.01%	$ 621,108	100.00%	2.76%

As of December 31, 2004, average time deposits over $100,000 represented 25.8% of total average deposits, compared with 25.4% of total average deposits as of December 31, 2003. The Company's large denomination time deposits are generally from customers within the local market areas of its subsidiary bank and provide a greater degree of stability than is typically associated with brokered deposit customers with limited business relationships.

The following table sets forth the remaining maturities for time deposits of $100,000 or more at December 31, 2004:

TIME DEPOSITS OF $100,000 OR MORE
(Dollars in Thousands)

Maturity Range

Three months or less	$ 36,318
Over three months through six months	17,065
Over six months through twelve months	38,247
Over twelve months	42,519
Total	$ 134,149

Return on Equity and Assets. The following table presents various ratios for the Company:

RETURN ON EQUITY AND ASSETS

	For the Years Ended December 31,		
	2004	2003	2002
Return on average assets	0.65%	0.28%	0.53%
Return on average equity	7.06	3.16	6.11
Average equity to average assets	9.27	8.87	8.71
Dividend payout ratio for common stock	36.42	74.39	32.59

(In Thousands, Except Share Data)

Liquidity

The Company manages its liquidity position with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. In addition to the normal inflow of funds from core-deposit growth together with repayments and maturities of loans and investments, the Company utilizes other short-term funding sources such as brokered time deposits, securities sold under agreements to repurchase, overnight federal funds purchased from correspondent banks and the acceptance of short-term deposits from public entities, and Federal Home Loan Bank advances.

The Company monitors and manages its liquidity position on several bases, which vary depending upon the time period. As the time period is expanded, other data is factored in, including estimated loan funding requirements, estimated loan payoffs, investment portfolio maturities or calls, and anticipated depository buildups or runoffs.

The Company classifies all of its securities as available-for-sale, thereby maintaining significant liquidity. The Company's liquidity position is further enhanced by structuring its loan portfolio interest payments as monthly and by the significant representation of retail credit and residential mortgage loans in the Company's loan portfolio, resulting in a steady stream of loan repayments. In managing its investment portfolio, the Company provides for staggered maturities so that cash flows are provided as such investments mature.

The Company's cash flows are comprised of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash flows used in investing activities offset by those provided by operating activities and financing activities, resulted in a net increase in cash and cash equivalents of $604 from December 31, 2003 to December 31, 2004.

During 2004, the Company experienced net cash outflows of $26,095 in financing activities primarily due to a decrease in deposits related to the sale of West and Blandinsville. In contrast, net cash inflows (1) of $9,810 were provided by operating activities due to proceeds from net loans sales and net income, and (2) of $16,889 were provided by investing activities due to proceeds from sales and maturities of, and paydowns from securities partially offset by cash generated from the sale of West.

UnionBank's securities portfolio, federal funds sold, and cash and due from bank deposit balances serve as the primary sources of liquidity for the Company. At December 31, 2004, 22.6% of UnionBank's interest-bearing liabilities were in the form of time deposits of $100,000 and over. Management believes these deposits to be a stable source of funds. However, if a large number of these time deposits matured at approximately the same time and were not renewed, UnionBank's liquidity could be adversely affected. Currently, the maturities of UnionBank's large time deposits are spread throughout the year, with 27.1% maturing in the first quarter of 2005, 12.7% maturing in the second quarter of 2005, 28.5% maturing in the third and fourth quarters of 2005, and the remaining 31.7% maturing thereafter. UnionBank monitors those maturities in an effort to minimize any adverse effect on liquidity.

The Company's borrowings included notes payable at December 31, 2004 in the principal amount of $6,275 payable to the Company's principal correspondent bank and $354 payable to individuals related to the purchase of the Howard Marshall Agency. The note to the Company's principal correspondent bank is renewable annually, requires quarterly interest payments, and is collateralized by the Company's stock in the Bank. The note related to the purchase of the Howard Marshall Agency requires monthly principal and interest payments.

(In Thousands, Except Share Data)

The Company's principal source of funds for repayment of the indebtedness is dividends from UnionBank. At December 31, 2004, approximately $5,400 was available for dividends without regulatory approval.

Contractual Obligations, Commitments, Contingencies, and Off-Balance Sheet Financial Instruments

The Company has entered into contractual obligations and commitments and off-balance sheet financial instruments. The following tables summarize the Company's contractual cash obligations and other commitments and off-balance sheet instruments as of December 31, 2004:

	Payments Due by Period				
Contractural Obligations	Within 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term debt	$ 6,275	$ -	$ -	$ -	$ 6,275
Long-term debt	-	-	354	-	354
Series B Mandatory redeemable preferred stock	-	831	-	-	831
FHLB Advances	16,900	18,500	18,300	8,200	61,900
Total contractual cash obligations	$ 23,175	$ 19,331	$ 18,654	$ 8,200	$ 69,360

	Amount of Commitment Expiration per Period				
Off-Balance Sheet Financial Instruments	Within 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Lines of credit	$ 67,860	$ 4,774	$ 4,674	$ 12,707	$ 90,015
Standby letters of credit	3,293	1,038	-	-	4,331
Total commercial commitments	$ 71,153	$ 5,812	$ 4,674	$ 12,707	$ 94,346

Capital Resources

Stockholders' Equity

The Company is committed to managing capital for maximum shareholder benefit and maintaining strong protection for depositors and creditors. Stockholders' equity at December 31, 2004 was $70,247, an increase of $2,200 or 3.2%, from December 31, 2003. The stockholders' equity increase was largely the result of earnings for 2004 less dividends paid to shareholders and a decrease in accumulated other comprehensive income. Average equity as a percentage of average assets was 9.3% at December 31, 2004, compared to 8.9% at December 31, 2003. Book value per common share equaled $17.30 at December 31, 2004, an increase from $16.77 reported at the end of 2003.

Stock Repurchase Programs

On May 2, 2003, the Board of Directors approved a stock repurchase plan whereby the Company may repurchase from time to time up to 5% of its outstanding shares of common stock in the open market or in private transactions over an 18 month period. On September 23, 2004, the Board of Directors extended the Company's stock repurchase program through May 2, 2006. Under the terms of the plan, the Company is able to repurchase, from time to time, up to 5% of its outstanding shares of common stock in the open market or in private transactions. Purchases are dependent upon market conditions and the availability of shares. The extension of the repurchase program enables the Company to optimize its use of capital relative to other investment alternatives and benefits both the Company and the shareholders by enhancing earnings per share and return on equity. As December 31, 2004, the Company has repurchased 18,500 shares at a weighted average cost of $18.62.

(In Thousands, Except Share Data)

	For the Years Ended December 31,					
	2004 Compared to 2003			2003 Compared to 2002		
	Change Due to			Change Due to		
	Volume	Rate	Net	Volume	Rate	Net
Interest expense:						
NOW accounts	24	(-)	24	49	(226)	(177)
Money market accounts	(205)	(173)	(378)	384	(607)	(223)
Savings deposits	(14)	(94)	(108)	(14)	(235)	(249)
Time, $100,000 and over	(256)	(611)	(867)	237	(1,349)	(1,112)
Other time	(550)	(665)	(1,215)	(1,318)	(1,614)	(2,932)
Federal funds purchased and repurchase agreements	(32)	8	(24)	55	(103)	(48)
Advances from FHLB	15	(125)	(110)	815	(332)	483
Notes payable	5	27	32	(46)	15	(31)
Total interest expense	(1,013)	(1,633)	(2,646)	162	(4,451)	(4,289)
Net interest income	$ (1,565)	$ (2,123)	$ (3,688)	$ 289	$ (512)	$ (223)

Provision for Loan Losses. The amount of the provision for loan losses is based on management's evaluations of the loan portfolio, with particular attention directed toward nonperforming, impaired and other potential problem loans. During these evaluations, consideration is also given to such factors as management's evaluation of specific loans, the level and composition of impaired loans, other nonperforming loans, other identified potential problem loans, historical loss experience, results of examinations by regulatory agencies, results of the independent asset quality review process, the market value of collateral, the estimate of discounted cash flows, the strength and availability of guarantees, concentrations of credits, and various other factors, including concentration of credit risk in various industries and current economic conditions.

2004 compared to 2003. The 2004 provision for loan losses charged to operating expense totaled $1,924, a decrease of $6,312 in comparison to the $8,236 recorded during the same period for 2003. The decrease in the provision for loan losses was due to an improvement in nonperforming and action/watch list loans from year-end 2003 to year-end 2004, as well as resolutions, either through charge-off of nonbankable assets or through successful workout strategies that were executed throughout 2004. The Company's 2003 provisions were largely attributable to the deterioration of two impaired commercial credits identified in the Company's 10-Q report filed for the quarter ended June 20, 2003. As a result of the deterioration of these two loan relationships, the Company specifically provided $3,500 to its allowance for loan losses during the third quarter of 2003 for the losses incurred on these two credits. Net charge-offs for the year ended December 31, 2004 were $1,029 compared with $5,675 in the same period of 2003. Annualized net charge-offs decreased to 0.23% of average loans for 2004 compared to 1.18% in the same period in 2003.

Management remains watchful of credit quality issues and believes that issues within the portfolio are reflective of the challenging economic environment experienced over the past few years. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision for loan losses.

2003 compared to 2002. The 2003 provision for loan losses charged to operating expense totaled $8,236, an increase of $4,662 in comparison to the $3,574 recorded during the same period in 2002. The Company's provisions were largely attributable to the deterioration of two impaired commercial credits identified in the Company's June 30, 2003 Form 10-Q. As a result of the deterioration of these two loan relationships, the Company specifically provided $3,500 to its allowance for loan losses during the third quarter of 2003 for the losses incurred on these two credits. The action comes as a result of management's ongoing workout analysis of these two commercial loan relationships and their current financial status and trends. Primary elements of the debtor corporations filed bankruptcy reorganization proceedings in early September. In both instances, these credits were worth substantially more as ongoing entities than the liquidation of their assets. During the third quarter, the $3,778 loan to a chain of retail convenience outlets was placed on non-accrual. The second credit, a $2,521 loan to a company which conducted business in the agricultural field was placed on nonaccrual status in the second quarter of 2003. This agricultural company essentially ceased operations during the third quarter of 2003 resulting in $1,897 of the outstanding loan balance being charged off.

In addition, the Company provided $2,000 to its allowance for loan losses during the fourth quarter of 2003 after an ongoing review of the overall credit quality in the loan portfolio noted a continued deterioration in several seasoned credits during the quarter, downgrades of various other credits, and lingering effects of the soft economy within several markets in which the Company operates. In some cases, problem loans had been previously identified; however, the loss incurred was greater than anticipated because of a soft commercial real estate market in specific industries and additional losses in the manufacturing, travel, and technology sectors.

Net charge-offs for the year ended December 31, 2003 were $5,675 compared with $3,419 in the same period of 2002. Annualized net charge-offs increased to 1.18% of average loans for 2003 compared to 0.70% in the same period in 2002. The increased level of net charge-offs, as compared to 2002, resulted from the impact of the weak economic climate and greater scrutiny by management in identifying problem credits for our watch list. As these credits continued to deteriorate, management actively sought methods of improving problem credits or recognized the need to charge-off non-bankable assets. In some cases, problem loans had been previously identified; however, the loss incurred was greater than anticipated. Other factors included an increase in the number of bankruptcies due to the soft commercial real estate market in specific industries and additional losses in the manufacturing, travel, and technology sectors.

Noninterest Income. Noninterest income consists of a wide variety of fee-based revenues from bank-related service charges on deposits and mortgage revenues. Also included in this category are revenues generated by the Company's insurance, brokerage, trust and asset management services as well as increases in cash surrender value on bank-owned life insurance. The following table summarizes the Company's noninterest income:

NONINTEREST INCOME
(Dollars in Thousands)

	Years Ended December 31,		
	2004	2003	2002
Service charges	$ 2,866	$ 3,090	$ 2,812
Merchant fee income	56	560	1,185
Trust income	740	701	775
Mortgage banking income	2,020	3,947	2,843
Insurance commissions and fees	2,234	2,318	2,188
Bank owned life insurance (BOLI)	573	681	12
Securities gains (losses), net	123	281	407
Gain on sale of assets	4,263	-	-
Other income	1,227	2,141	2,233
Total noninterest income	$ 14,102	$ 13,719	$ 12,455

(In Thousands, Except Share Data)

2004 compared to 2003. Noninterest income totaled $14,102 for the year ended December 31, 2004, as compared to $13,719 for the same timeframe in 2003. This represented an increase of $383 or 2.8% in 2004 over the prior period. Excluding net securities gains and the gains on sale of West, the Company's credit card portfolio and Blandinsville, noninterest income shows a year-over-year decrease of $3,722 or 27.7%. As a percentage of total income (net interest income plus noninterest income), noninterest income, exclusive of securities gains and gain on sale of five western Illinois branch locations, decreased to 31.0% in 2004 versus 34.8% for 2003.

Excluding net securities gains and gains on sale of West, Blandinsville and the credit card portfolio, the majority of the change to noninterest income was related to a $1,927 decline in mortgage banking income. Mortgage banking income, which includes gains generated from the sale of loans and net servicing revenue (after amortization of mortgage servicing rights), was lower in 2004 due to a decrease in mortgage origination volume partially offset by an increase in revenue generated by the servicing rights portfolio due to the slowdown in refinancing activity.

Also contributing to the change was a decrease in merchant fee income due to the sale of the credit card portfolio and volume related decreases in service charges, nsf fees, and other fee based revenue related to the sale of West. The remaining categories remained relatively stable with only slight year-over-year changes.

2003 compared to 2002. Noninterest income totaled $13,719 for the year ended December 31, 2003, as compared to $12,455 for the same timeframe in 2002. This represented an increase of $1,264 or 10.1% in 2003 over the prior period. Excluding net securities gains of $281 in 2003 and $407 in 2002, noninterest income shows a year-over-year increase of $1,390 or 11.5%. As a percentage of total income (net interest income plus noninterest income), noninterest income, exclusive of securities gains, increased to 34.8% in 2003 versus 31.9% for 2002.

The majority of the change to noninterest income was related to a $1,104 improvement in mortgage banking income. Mortgage banking income includes gains generated from the sale of loans and net servicing revenue (after amortization of mortgage servicing rights). Originations for 2003 grew to $241,864 from $183,481 for the same period in 2002. Net gains on mortgage activities were higher in 2003 due to higher mortgage origination volume and lower interest rates. Offsetting these gains, were noncash amortization charges in the carrying value of our mortgage servicing rights asset. These charges were due to increased refinancing activity, driven by the declining interest rate environment.

Also contributing to the improvement were increases in service charges reflecting higher volumes of items drawn on customer accounts with insufficient funds, insurance and commissions income largely due to increased brokerage activity and revenue generated from incremental investments in bank-owned life insurance (included in other income). Offsetting these improvements were decreases in merchant fee income and ISP income due to the divestiture of these product lines in the second quarter of 2003. The remaining categories remained relatively stable with only slight year-over-year changes.

Noninterest Expense. Noninterest expense is comprised primarily of compensation and employee benefits, occupancy and other operating expense. The following table summarizes the Company's noninterest expense:

NONINTEREST EXPENSE
(Dollars in Thousands)

	Years Ended December 31,		
	2004	2003	2002
Salaries and employee benefits	$ 15,410	$ 16,020	$ 15,284
Occupancy expense, net	2,461	2,138	1,868
Furniture and equipment expenses	2,215	2,094	1,820
Marketing	615	709	656
Supplies and printing	435	541	525
Telephone	546	874	1,074
Other real estate expense	8	178	919
Amortization of intangible assets	337	247	245
Other expense	4,954	5,806	6,635
Total noninterest expense	$ 26,981	$ 28,607	$ 29,026

2004 compared to 2003. Noninterest expense totaled $26,981 for the year ended December 31, 2004, as compared to $28,607 for the same timeframe in 2003. This represented a decrease of $1,626 or 5.7% in 2004 from 2003. A majority of the savings in noninterest expense was due to $724 in cost savings associated with the divestiture of the credit card portfolio (included in other expenses) and a $610 decline in salaries and employee benefits expense due to the sale of West and other reductions in staffing levels. Also contributing to the change were decreases in telephone costs related to the reduction of the number of data lines utilized in the Company's infrastructure and savings in other real estate expense related to the resolution of certain other real estate properties.

These cost savings were partially offset by increases in occupancy and equipment expense related to a full year of expenses from our Yorkville branch that was opened in December of 2003 and the write-down of one of the Company's sales and service center buildings in association with its anticipated closing. The remaining categories remained relatively stable with only slight year-over-year changes.

2003 compared to 2002. Noninterest expense totaled $28,607 for the year ended December 31, 2003, as compared to $29,026 for the same timeframe in 2002. This represented a decrease of $419 or 1.4% in 2003 from 2002. A majority of the decrease in noninterest expense was due to a $741 decrease in other real estate owned expense due to the resolution of foreclosed assets during the year. Also contributing to the change were decreases of $581 decrease in merchant expense due to the divestiture of the POS product line in the second quarter of 2003 (included in other expenses) and $200 in telephone expense.

These decreases were partially offset by a $736 increase in salary and employee benefits related to variable commission expense resulting from higher production volume from the mortgage banking and financial services business lines. These areas of the Company operate at a lower gross profit margin and historically generate significant levels of noninterest income but also incur considerable noninterest expense. The remaining categories remained relatively stable with only slight year-over-year changes.

Applicable Income Taxes. The following table shows the Company's income before income taxes, as well as applicable income taxes and the effective tax rate for each of the past three years:

	Years Ended December 31,		
	2004	2003	2002
Income before income taxes	$ 6,859	$ 2,001	$ 5,178
Applicable income taxes	2,056	(129)	1,134
Effective tax rates	30.0%	(6.45%)	21.9%

Income tax expense for the periods included benefits for tax-exempt income, tax-advantaged investments and general business tax credits offset by the effect of nondeductible expenses. The Company's effective tax rate was lower than statutory rates due to several factors. First, the Company derives interest income from municipal securities and loans, which are exempt from federal tax and certain U.S. government agency securities, which are exempt from Illinois state tax. Second, the level of tax-exempt income has increased as a percentage of taxable income. And, finally, the Company has reduced tax expense through various tax planning initiatives.

Preferred Stock Dividends. The Company paid $207 of preferred stock dividends in 2004, $193 of preferred stock dividends in 2003 and $257 of preferred stock dividends in 2002.

Interest Rate Sensitivity Management

The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans and securities) which are primarily funded by interest-bearing liabilities (deposits and borrowings). All of the financial instruments of the Company are for other than trading purposes. Such financial instruments have varying levels of sensitivity to changes in market rates of interest. The operating income and net income of UnionBank depends, to a substantial extent, on "rate differentials," i.e., the differences between the income UnionBank receives from loans, securities, and other earning assets and the interest expense they pay to obtain deposits and other liabilities. These rates are highly sensitive to many factors that are beyond the control of UnionBank, including general economic conditions and the policies of various governmental and regulatory authorities.

The Company measures its overall interest rate sensitivity through a net interest income analysis. The net interest income analysis measures the change in net interest income in the event of hypothetical changes in interest rates. This analysis assesses the risk of changes in net interest income in the event of a sudden and sustained 100 to 200 basis point increase in market interest rates or a 100 basis point decrease in market rates. The interest rates scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. The tables below present the Company's projected changes in net interest income for 2004 and 2003 for the various rate shock levels.

December 31, 2004	Net Interest Income		
	Amount	Change	Change
		(Dollars in Thousands)	
+200 bp	$ 21,070	$ 996	4.96%
+100 bp	20,635	560	2.79
Base	20,074	-	-
-100 bp	19,048	(1,026)	(5.11)

Based on the Company's model at December 31, 2004, the effect of an immediate 200 basis point increase in interest rates would increase the Company's net interest income by 4.96% or approximately $996. The effect of an immediate 100 basis point decrease in rates would decrease the Company's net interest income by $1,026 or 5.11%. For the year ended December 31, 2004, the Company did not present an immediate 200 basis point decrease in its Asset Liability model due to the abnormally low prevailing interest rate environment.

December 31, 2003	Net Interest Income		
	Amount	Change (Dollars in Thousands)	Change
+200 bp	$ 22,270	$ (420)	(1.85)%
+100 bp	22,512	(178)	(0.79)
Base	22,690	-	-
-100 bp	22,570	(120)	(0.53)

Based on the Company's model at December 31, 2003, the effect of an immediate 200 basis point increase in interest rates would decrease the Company's net interest income by 1.85% or approximately $420. The effect of an immediate 100 basis point decrease in rates would decrease the Company's net interest income by $120 or 0.53%. For the year ended December 31, 2003, the Company did not present an immediate 200 basis point decrease in its Asset Liability model due to the abnormally low prevailing interest rate environment.

Financial Condition

General. As of December 31, 2004, the Company had total assets of $669,546, gross loans of $419,275, total deposits of $512,477, and total stockholders' equity of $70,247. Total assets as of December 31, 2004 decreased by $123,876 or 15.6% from year-end 2003. Total gross loans as of December 31, 2004 decreased $57,537 or 12.1% from year-end 2003. Approximately $40,400 or 70.2% of this reduction was related to the sale of West and Blandinsville. Total deposits as of December 31, 2004 decreased by $125,555 or 19.7% from year-end 2003. Approximately $88,600 or 70.6% of this reduction was related to the sale of West and Blandinsville.

Loans and Asset Quality. The Company offers a broad range of products, including granting agribusiness, commercial, residential, and installment loans, designed to meet the credit needs of its borrowers. The Company's loans are diversified by borrower and industry group.

The following table describes the composition of loans by major categories outstanding:

(Dollars in Thousands)
LOAN PORTFOLIO

	Aggregate Principal Amount December 31,				
	2004	2003	2002	2001	2000
Commercial	$ 91,941	$ 105,767	$ 100,189	$ 107,382	$ 117,534
Agricultural	28,718	33,766	36,467	40,563	38,479
Real estate:					
Commercial mortgages	129,597	134,985	147,253	150,878	134,942
Construction	38,882	30,674	24,486	23,676	19,322
Agricultural	30,601	37,092	34,688	34,611	39,658
1-4 family mortgages	77,566	94,163	87,411	94,368	99,237
Installment	21,502	37,415	49,949	50,961	53,276
Other	468	2,950	2,786	2,529	2,646
Total loans	419,275	476,812	483,229	504,968	505,094
Allowance for loan losses	(9,732)	(9,011)	(6,450)	(6,295)	(6,414)
Loans, net	$ 409,543	$ 467,801	$ 476,779	$ 498,673	$ 498,680

	Aggregate Principal Amount				
	Percentage of Total Loan Portfolio				
	December 31,				
	2004	2003	2002	2001	2000
Commercial	21.93%	22.18%	20.73%	21.27%	23.27%
Agricultural	6.85	7.08	7.55	8.03	7.62
Real estate:					
Commercial mortgages	30.91	28.31	30.47	29.88	26.72
Construction	9.27	6.43	5.07	4.69	3.83
Agricultural	7.30	7.78	7.18	6.85	7.85
1-4 family mortgages	18.50	19.75	18.08	18.69	19.65
Installment	5.13	7.85	10.34	10.09	10.55
Other loans	0.11	0.62	0.58	0.50	0.51
Gross loans	100.00%	100.00%	100.00%	100.00%	100.00%

As of December 31, 2004 and 2003, commitments of UnionBank (and its predecessors) under standby letters of credit and unused lines of credit totaled approximately $94,345 and $100,169, respectively.

Stated loan maturities (including rate loans reset to market interest rates) of the total loan portfolio, net of unearned income, at December 31, 2004 were as follows:

STATED LOAN MATURITIES [(1)]
(Dollars in Thousands)

	Within 1 Year	1 to 5 Years	After 5 Years	Total
Commercial	$ 66,163	$ 24,130	$ 1,648	$ 91,941
Agricultural	21,332	7,034	352	28,718
Real estate	133,730	122,367	20,549	276,646
Installment	8,681	13,182	107	21,970
Total	$ 229,906	$ 166,713	$ 22,656	$ 419,275

(1) Maturities based upon contractual maturity dates

The maturities presented above are based upon contractual maturities. Many of these loans are made on a short-term basis with the possibility of renewal at time of maturity. All loans, however, are reviewed on a continuous basis for creditworthiness.

Rate sensitivities of the total loan portfolio, net of unearned income, at December 31, 2004 were as follows:

LOAN REPRICING
(Dollars in Thousands)

	Within 1 Year	1 to 5 Years	After 5 Years	Total
Fixed rate	$ 69,806	$ 65,405	$ 18,826	$ 154,037
Variable rate	158,938	100,271	2,380	261,589
Nonaccrual	1,162	1,037	1,450	3,649
Total	$ 229,906	$ 166,713	$ 22,656	$ 419,275

Nonperforming Assets. The Company's financial statements are prepared on the accrual basis of accounting, including the recognition of interest income on its loan portfolio, unless a loan is placed on nonaccrual status. Loans are placed on nonaccrual status when there are serious doubts regarding the collectibility of all principal and interest due under the terms of the loans. Amounts received on nonaccrual loans generally are applied first to principal and then to interest after all principal has been collected. It is the policy of the Company not to renegotiate the terms of a loan because of a delinquent status. Rather, a loan is generally transferred to nonaccrual status if it is not in the process of collection and is delinquent in payment of either principal or interest beyond 90 days. Loans which are 90 days delinquent but are well secured and in the process of collection are not included in nonperforming assets. Other nonperforming assets consist of real estate acquired through loan foreclosures or other workout situations and other assets acquired through repossessions.

The classification of a loan as nonaccrual does not necessarily indicate that the principal is uncollectible, in whole or in part. UnionBank makes a determination as to collectibility on a case-by-case basis. UnionBank considers both the adequacy of the collateral and the other resources of the borrower in determining the steps to be taken to collect nonaccrual loans. The final determination as to the steps taken is made based upon the specific facts of each situation. Alternatives that are typically considered to collect nonaccrual loans are foreclosure, collection under guarantees, loan restructuring, or judicial collection actions.

Each of the Company's loans is assigned a rating based upon an internally developed grading system. A separate credit administration department also reviews grade assignments on an ongoing basis. Management continuously monitors nonperforming, impaired, and past due loans to prevent further deterioration of these loans. The Company has an independent loan review function which is separate from the lending function and is responsible for the review of new and existing loans.

The following table sets forth a summary of nonperforming assets:

NONPERFORMING ASSETS
(Dollars in Thousands)

	December 31,				
	2004	2003	2002	2001	2000
Nonaccrual loans	$ 3,649	$ 8,149	$ 3,931	$ 7,259	$ 5,777
Loans 90 days past due and still accruing interest	553	328	829	1,616	2,102
Total nonperforming loans	4,202	8,477	4,760	8,875	7,879
Other real estate owned	420	227	1,557	1,886	467
Total nonperforming assets	$ 4,622	$ 8,704	$ 6,317	$ 10,761	$ 8,346
Nonperforming loans to total loans	1.00%	1.78%	0.99%	1.76%	1.56%
Nonperforming assets to total loans	1.10	1.83	1.31	2.13	1.65
Nonperforming assets to total assets	0.69	1.10	0.80	1.44	1.10

The level of nonperforming loans at December 31, 2004 decreased to $4,202 versus the $8,477 that existed as of December 31, 2003. The level of nonperforming loans to total end of period loans was 1.00% at December 31, 2004, as compared to 1.78% at December 31, 2003. The reserve coverage ratio (allowance to nonperforming loans) was reported at 231.6% as of December 31, 2004 as compared to 106.30% as of December 31, 2003.

Other Potential Problem Loans. The Company has other potential problem loans that are currently performing and do not meet the criteria for impairment, but where some concern exists. Excluding nonperforming loans and loans that management has classified as impaired, these other potential problem loans totaled $7,782 at December 31, 2004 as compared to $5,086 at December 31, 2003. The classification of these loans, however, does not imply that management expects losses on each of these loans. Rather, management believes that a higher level of scrutiny and close monitoring is prudent under the circumstances. Such classifications relate to specific concerns for each individual borrower and do not relate to any concentration risk common to all loans in this group.

The following table sets forth a summary of other real estate owned and other collateral acquired at December 31, 2004:

OTHER REAL ESTATE OWNED
(Dollars in Thousands)

	Number of Parcels	Net Book Carrying Value
Developed property	4	$ 420
Vacant land or unsold lots	-	-
Total other real estate owned	4	$ 420

Allowance for Loan Losses. At December 31, 2004, the allowance for loan losses was $9,732 or 2.32% of total loans as compared to $9,011 or 1.89% at December 31, 2003. In originating loans, the Company recognizes that credit losses will be experienced and the risk of loss will vary with, among other things: general economic conditions; the type of loan being made; the creditworthiness of the borrower over the term of the loan; and, in the case of a collateralized loan, the quality of the collateral for such a loan. The allowance for loan losses represents the Company's estimate of the allowance necessary to provide for probable incurred losses in the loan portfolio. In making this determination, the Company analyzes the ultimate collectibility of the loans in its portfolio, feedback provided by internal loan staff, the independent loan review function, and information provided by examinations performed by regulatory agencies. The Company makes an ongoing evaluation as to the adequacy of the allowance for loan losses.

On a quarterly basis, management reviews the adequacy of the allowance for loan losses. Commercial credits are graded by the loan officers and the loan review function validates the officers' grades. In the event that the loan review function downgrades the loan, it is included in the allowance analysis at the lower grade. The grading system is in compliance with the regulatory classifications and the allowance is allocated to the loans based on the regulatory grading, except in instances where there are known differences (i.e., collateral value is nominal, etc.). To establish the appropriate level of the allowance, a sample of loans (including impaired and nonperforming loans) are reviewed and classified as to potential loss exposure.

Based on an estimation computed pursuant to the requirements of Financial Accounting Standards Board ("FASB") Statement No. 5, "Accounting for Contingencies," and FASB Statements Nos. 114 and 118, "Accounting by Creditors for Impairment of a Loan," the analysis of the allowance for loan losses consists of three components: (i) specific credit allocation established for expected losses resulting from analysis developed through specific credit allocations on individual loans for which the recorded investment in the loan exceeds its fair value; (ii) general portfolio allocation based on historical loan loss experience for each loan category; and (iii) subjective reserves based on general economic conditions as well as specific economic factors in the markets in which the Company operates.

The specific credit allocation component of the allowance for loan losses is based on a regular analysis of loans over a fixed-dollar amount where the internal credit rating is at or below a predetermined classification. The fair value of the loan is determined based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the market price of the loan, or, if the loan is collateral dependent, the fair value of the underlying collateral less cost of sale.

The general portfolio allocation component of the allowance for loan losses is determined statistically using a loss migration analysis that examines historical loan loss experience. The loss migration analysis is performed quarterly and loss factors are updated regularly based on actual experience. The general portfolio allocation element of the allowance for loan losses also includes consideration of the amounts necessary for concentrations and changes in portfolio mix and volume.

The allowance for loan losses is based on estimates, and ultimate losses will vary from current estimates. These estimates are reviewed monthly, and as adjustments, either positive or negative, become necessary, a corresponding increase or decrease is made in the provision for loan losses. The composition of the loan portfolio has not significantly changed since year-end 2003. The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years, and there were no reallocations.

Management remains watchful of credit quality issues and believes that issues within the portfolio are reflective of the challenging economic environment experienced over the past few years. Should the economic climate deteriorate from current levels, borrowers may experience difficulty, and the level of nonperforming loans, charge-offs and delinquencies could rise and require further increases in the provision.

The following table presents a detailed analysis of the Company's allowance for loan losses:

ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

	December 31,				
	2004	2003	2002	2001	2000
Beginning balance	$ 9,011	$ 6,450	$ 6,295	$ 6,414	$ 3,691
Charge-offs:					
Commercial	1,497	4,791	2,561	3,202	1,663
Real estate mortgages	389	626	683	977	144
Installment and other loans	578	812	634	496	444
Total charge-offs	2,464	6,229	3,878	4,675	2,251
Recoveries:					
Commercial	1,021	415	354	312	37
Real estate mortgages	230	46	41	10	3
Installment and other loans	184	93	64	73	76
Total recoveries	1,435	554	459	395	116
Net charge-offs	1,029	5,675	3,419	4,280	2,135
Provision for loan losses	1,924	8,236	3,574	4,161	4,858
Reduction due to sale of loans	174	-	-	-	-
Ending balance	$ 9,732	$ 9,011	$ 6,450	$ 6,295	$ 6,414
Period end total loans	$ 419,275	$ 476,812	$ 483,229	$ 504,968	$ 505,094
Average loans	$ 447,605	$ 482,343	$ 490,360	$ 504,648	$ 485,489
Ratio of net charge-offs to average loans	0.23%	1.18%	0.70%	0.85%	0.44%
Ratio of provision for loan losses to average loans	0.43	1.71	0.73	0.82	1.00
Ratio of allowance for loan losses to ending total loans	2.32	1.89	1.33	1.25	1.27
Ratio of allowance for loan losses to total nonperforming loans	231.60	106.30	135.50	70.93	81.41
Ratio of allowance at end of period to average loans	2.17	1.87	1.32	1.25	1.32

The following table sets forth an allocation of the allowance for loan losses among the various loan categories:

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
(Dollars in Thousands)

	December 31,									
	2004		2003		2002		2001		2000	
	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category to Gross Loans	Amount	Loan Category To Gross Loans
Commercial	$ 6,035	28.78%	$ 4,935	29.26%	$ 2,863	28.28%	$ 3,499	29.30%	$ 3,903	30.89%
Real estate	3,311	65.98	2,846	62.27	2,110	60.80	1,786	60.11	1,412	58.05
Installment and other loans	386	5.24	593	8.47	719	10.92	537	10.59	511	11.06
Unallocated	-	-	637	-	758	-	473	-	588	-
Total	$ 9,732	100.00%	$ 9,011	100.00%	$ 6,450	100.00%	$ 6,295	100.00%	$ 6,414	100.00%

In years prior to 2004, management considered the unallocated portion of the allowance necessary to allow for inherent subjective reserves that are needed based on general economic conditions and specific economic factors. In 2004 management included the subjective portion of the allowance as a part of the allocation process to the respective loan categories. Management does not deem this process to be a change in methodology, but rather a refinement in their loan loss calculation. Management believes that there would be no change in the balance of the allowance for loan losses if this approach was used in all of the years presented.

Securities Activities. The Company's consolidated securities portfolio, which represented 32.7% of the Company's average earning asset base as of December 31, 2004, as compared to 31.8% as of December 31, 2003, is managed to minimize interest rate risk, maintain sufficient liquidity, and maximize return. The portfolio includes several callable agency debentures, adjustable rate mortgage pass-throughs, and collateralized mortgage obligations. Corporate bonds consist of investment grade obligations of public corporations. Equity securities consist of Federal Reserve stock, Federal Home Loan Bank stock, and trust preferred stock. The Company's financial planning anticipates income streams generated by the securities portfolio based on normal maturity and reinvestment. Securities classified as available-for-sale, carried at fair value, were $191,661 at December 31, 2004 compared to $252,248 at December 31, 2003. The Company does not have any securities classified as trading or held-to-maturity.

The following table describes the composition of securities by major category and maturity:

SECURITIES PORTFOLIO
(Dollars in Thousands)

	December 31,					
	2004		2003		2002	
	Amount	% of Portfolio	Amount	% of Portfolio	Amount	% of Portfolio
Available-for-Sale						
U.S. Treasury	$ -	-%	$ -	-%	$ 1,025	0.45%
U.S. government agencies and corporations	20,924	10.92	30,270	12.00	46,817	20.60
U.S. government agency mortgage backed securities	117,500	61.30	158,305	62.76	113,579	49.98
States and political subdivisions	24,647	12.86	29,723	11.78	34,589	15.22
Collateralized mortgage obligations	2,486	1.30	5,972	2.37	3,889	1.71
Corporate bonds	8,239	4.30	10,598	4.20	10,480	4.62
Other securities	17,865	9.32	17,380	6.89	16,850	7.42
Total	$ 191,661	100.00%	$ 252,248	100.00%	$ 227,229	100.00%

The following table sets forth the contractual, callable or estimated maturities and yields of the debt securities portfolio as of December 31, 2004. Mortgage backed and collateralized mortgage obligation securities are included at estimated maturity.

MATURITY SCHEDULE
(Dollars in Thousands)

	Maturing								
	Within 1 Year		After 1 but Within 5 Years		After 5 but Within 10 Years		After 10 Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount
Available-for-Sale									
U.S. Treasury	$ -	-%	$ -	-%	$ -	-%	$ -	-%	$ -
U.S. government agencies and corporations	8,754	4.081	12,170	3.830	-	-	-	-	20,924
U.S. government agency mortgage backed securities	19,078	2.949	68,859	3.193	1,271	5.902	28,292	4.121	117,500
States and political subdivisions [1]	6,907	4.874	15,151	4.750	2,589	5.088	-	-	24,647
Collateralized mortgage obligations	-	-	347	3.280	-	-	2,139	3.441	2,486
Corporate bonds	1,034	5.463	7,205	5.642	-	-	-		8,239
Total	$ 35,773		$ 103,732		$ 3,860		$ 30,431		$ 173,796

[1] Rates on obligations of states and political subdivisions have been adjusted to tax equivalent yields using a 34% income tax rate

Deposit Activities. Deposits are attracted through the offering of a broad variety of deposit instruments, including checking accounts, money market accounts, regular savings accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more), and retirement savings plans. The Company's average balance of total deposits was $576,109 for 2004, representing a decrease of $44,442 or 7.2% compared with the average balance of total deposits for 2003.

The following table sets forth certain information regarding UnionBank's average deposits:

AVERAGE DEPOSITS
(Dollars in Thousands)

	For the Years Ended December 31,								
	2004			2003			2002		
	Average Amount	% of Total	Average Rate Paid	Average Amount	% of Total	Average Rate Paid	Average Amount	% of Total	Average Rate Paid
Non-interest-bearing demand deposits	$ 71,912	12.48%	-%	$ 74,855	12.06%	-%	72,253	11.63%	-%
Savings accounts	47,337	8.22	0.56	49,334	7.95	0.76	50,444	8.12	1.23
Interest-bearing demand deposits	151,961	26.38	0.98	163,617	26.37	1.12	135,983	21.89	1.65
Time, less than $100,000	156,198	27.11	2.76	174,921	28.19	3.17	210,990	33.98	4.01
Time, $100,000 or more	148,701	25.81	2.57	157,824	25.43	2.98	151,438	24.38	3.84
Total deposits	$ 576,109	100.00%	1.72%	$ 620,551	100.00%	2.01%	$ 621,108	100.00%	2.76%

As of December 31, 2004, average time deposits over $100,000 represented 25.8% of total average deposits, compared with 25.4% of total average deposits as of December 31, 2003. The Company's large denomination time deposits are generally from customers within the local market areas of its subsidiary bank and provide a greater degree of stability than is typically associated with brokered deposit customers with limited business relationships.

The following table sets forth the remaining maturities for time deposits of $100,000 or more at December 31, 2004:

TIME DEPOSITS OF $100,000 OR MORE
(Dollars in Thousands)

Maturity Range	
Three months or less	$ 36,318
Over three months through six months	17,065
Over six months through twelve months	38,247
Over twelve months	42,519
Total	$ 134,149

Return on Equity and Assets. The following table presents various ratios for the Company:

RETURN ON EQUITY AND ASSETS

	For the Years Ended December 31,		
	2004	2003	2002
Return on average assets	0.65%	0.28%	0.53%
Return on average equity	7.06	3.16	6.11
Average equity to average assets	9.27	8.87	8.71
Dividend payout ratio for common stock	36.42	74.39	32.59

(In Thousands, Except Share Data)

Liquidity

The Company manages its liquidity position with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earnings enhancement opportunities. In addition to the normal inflow of funds from core-deposit growth together with repayments and maturities of loans and investments, the Company utilizes other short-term funding sources such as brokered time deposits, securities sold under agreements to repurchase, overnight federal funds purchased from correspondent banks and the acceptance of short-term deposits from public entities, and Federal Home Loan Bank advances.

The Company monitors and manages its liquidity position on several bases, which vary depending upon the time period. As the time period is expanded, other data is factored in, including estimated loan funding requirements, estimated loan payoffs, investment portfolio maturities or calls, and anticipated depository buildups or runoffs.

The Company classifies all of its securities as available-for-sale, thereby maintaining significant liquidity. The Company's liquidity position is further enhanced by structuring its loan portfolio interest payments as monthly and by the significant representation of retail credit and residential mortgage loans in the Company's loan portfolio, resulting in a steady stream of loan repayments. In managing its investment portfolio, the Company provides for staggered maturities so that cash flows are provided as such investments mature.

The Company's cash flows are comprised of three classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. Cash flows used in investing activities offset by those provided by operating activities and financing activities, resulted in a net increase in cash and cash equivalents of $604 from December 31, 2003 to December 31, 2004.

During 2004, the Company experienced net cash outflows of $26,095 in financing activities primarily due to a decrease in deposits related to the sale of West and Blandinsville. In contrast, net cash inflows (1) of $9,810 were provided by operating activities due to proceeds from net loans sales and net income, and (2) of $16,889 were provided by investing activities due to proceeds from sales and maturities of, and paydowns from securities partially offset by cash generated from the sale of West.

UnionBank's securities portfolio, federal funds sold, and cash and due from bank deposit balances serve as the primary sources of liquidity for the Company. At December 31, 2004, 22.6% of UnionBank's interest-bearing liabilities were in the form of time deposits of $100,000 and over. Management believes these deposits to be a stable source of funds. However, if a large number of these time deposits matured at approximately the same time and were not renewed, UnionBank's liquidity could be adversely affected. Currently, the maturities of UnionBank's large time deposits are spread throughout the year, with 27.1% maturing in the first quarter of 2005, 12.7% maturing in the second quarter of 2005, 28.5% maturing in the third and fourth quarters of 2005, and the remaining 31.7% maturing thereafter. UnionBank monitors those maturities in an effort to minimize any adverse effect on liquidity.

The Company's borrowings included notes payable at December 31, 2004 in the principal amount of $6,275 payable to the Company's principal correspondent bank and $354 payable to individuals related to the purchase of the Howard Marshall Agency. The note to the Company's principal correspondent bank is renewable annually, requires quarterly interest payments, and is collateralized by the Company's stock in the Bank. The note related to the purchase of the Howard Marshall Agency requires monthly principal and interest payments.

(In Thousands, Except Share Data)

The Company's principal source of funds for repayment of the indebtedness is dividends from UnionBank. At December 31, 2004, approximately $5,400 was available for dividends without regulatory approval.

Contractual Obligations, Commitments, Contingencies, and Off-Balance Sheet Financial Instruments

The Company has entered into contractual obligations and commitments and off-balance sheet financial instruments. The following tables summarize the Company's contractual cash obligations and other commitments and off-balance sheet instruments as of December 31, 2004:

	Payments Due by Period				
Contractural Obligations	Within 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term debt	$ 6,275	$ -	$ -	$ -	$ 6,275
Long-term debt	-	-	354	-	354
Series B Mandatory redeemable preferred stock	-	831	-	-	831
FHLB Advances	16,900	18,500	18,300	8,200	61,900
Total contractual cash obligations	$ 23,175	$ 19,331	$ 18,654	$ 8,200	$ 69,360

	Amount of Commitment Expiration per Period				
Off-Balance Sheet Financial Instruments	Within 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Lines of credit	$ 67,860	$ 4,774	$ 4,674	$ 12,707	$ 90,015
Standby letters of credit	3,293	1,038	-	-	4,331
Total commercial commitments	$ 71,153	$ 5,812	$ 4,674	$ 12,707	$ 94,346

Capital Resources

Stockholders' Equity

The Company is committed to managing capital for maximum shareholder benefit and maintaining strong protection for depositors and creditors. Stockholders' equity at December 31, 2004 was $70,247, an increase of $2,200 or 3.2%, from December 31, 2003. The stockholders' equity increase was largely the result of earnings for 2004 less dividends paid to shareholders and a decrease in accumulated other comprehensive income. Average equity as a percentage of average assets was 9.3% at December 31, 2004, compared to 8.9% at December 31, 2003. Book value per common share equaled $17.30 at December 31, 2004, an increase from $16.77 reported at the end of 2003.

Stock Repurchase Programs

On May 2, 2003, the Board of Directors approved a stock repurchase plan whereby the Company may repurchase from time to time up to 5% of its outstanding shares of common stock in the open market or in private transactions over an 18 month period. On September 23, 2004, the Board of Directors extended the Company's stock repurchase program through May 2, 2006. Under the terms of the plan, the Company is able to repurchase, from time to time, up to 5% of its outstanding shares of common stock in the open market or in private transactions. Purchases are dependent upon market conditions and the availability of shares. The extension of the repurchase program enables the Company to optimize its use of capital relative to other investment alternatives and benefits both the Company and the shareholders by enhancing earnings per share and return on equity. As December 31, 2004, the Company has repurchased 18,500 shares at a weighted average cost of $18.62.



UNIONBANCORP, INC.

March 29, 2005

Dear Fellow Stockholder:

You are cordially invited to attend UnionBancorp, Inc.'s annual meeting of stockholders at the Starved Rock Lodge and Conference Center located in Utica, Illinois, on Tuesday, April 26, 2005, at 10:00 a.m. local time. At the meeting, we will report to you on the progress of UnionBancorp and respond to your comments or questions. Moreover, several members of our management team will be available to speak with you individually about our record of achievement and plans for the future.

Your board of directors has nominated three persons to serve as Class I directors on the board of directors. Their names appear in the enclosed proxy materials. All three of the nominees are incumbent directors. We recommend that you vote your shares for the nominees.

We encourage you to attend the meeting in person. Because it is important that your shares be represented at the meeting, please sign and return the enclosed proxy, whether or not you plan to attend the meeting.

We look forward with pleasure to seeing and visiting with you at the meeting.

With best personal wishes,

Dewey R. Yaeger
President and
Chief Executive Officer

321 West Main Street • Ottawa Illinois • 815-431-2720

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UNIONBANCORP, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 26, 2005

TO HOLDERS OF COMMON STOCK:

The annual meeting of stockholders of UnionBancorp, Inc., a Delaware corporation, will be held at the Starved Rock Lodge and Conference Center located in Utica, Illinois, on Tuesday, April 26, 2005, at 10:00 a.m., local time, for the purpose of considering and voting upon the following matters:

1. To elect three Class I directors.

2. To take action with respect to any other matters that may be properly brought before the meeting and that might be considered by the stockholders of a Delaware corporation at their annual meeting.

We are not aware of any other business to come before the meeting. Only those stockholders of record as of the close of business on March 1, 2005, shall be entitled to notice of the meeting and to vote at the meeting and any adjournments or postponements of the meeting. In the event there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the meeting, the meeting may be adjourned or postponed in order to permit our further solicitation of proxies.

By Order of the Board of Directors

Dewey R. Yaeger
President and
Chief Executive Officer

Ottawa, Illinois
March 29, 2005

PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. YOUR VOTE IS IMPORTANT TO ENSURE THAT A MAJORITY OF THE STOCK IS REPRESENTED. IT IS HOPED THAT YOU WILL BE ABLE TO ATTEND THE MEETING, AND IF YOU DO YOU MAY VOTE YOUR STOCK IN PERSON IF YOU WISH. IF YOU LATER FIND THAT YOU MAY BE PRESENT AT THE MEETING OR FOR ANY OTHER REASON DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AT ANY TIME PRIOR TO ITS EXERCISE. STOCKHOLDERS HOLDING SHARES IN BROKERAGE ACCOUNTS ("STREET NAME" HOLDERS) WHO WISH TO VOTE AT THE MEETING WILL NEED TO OBTAIN A PROXY FROM THE INSTITUTION THAT HOLDS THEIR SHARES.

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UNIONBANCORP, INC.

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation by the board of directors of UnionBancorp, Inc. of proxies to be voted at the annual meeting of stockholders to be held at the Starved Rock Lodge and Conference Center located in Utica, Illinois, on Tuesday, April 26, 2005, at 10:00 a.m., local time, or at any adjournments or postponements of the meeting.

UnionBancorp, Inc., a Delaware corporation, is a regional financial services company based in Ottawa, Illinois which has one bank subsidiary. Our offices serve communities throughout central and northern Illinois through twenty-two locations.

This proxy statement and the accompanying notice of meeting and proxy are first being mailed to holders of shares of our common stock, par value $1.00 per share, on or about March 29, 2005 to stockholders of record as of March 1, 2005. We are required to file an annual report, called a Form 10-K, with the SEC. A copy of Form 10-K for the fiscal year ended December 31, 2004 is enclosed for your reference.

Voting Rights and Proxy Information

The board of directors has fixed the close of business on March 1, 2005, as the record date for the determination of stockholders entitled to notice of, and to vote at, the annual meeting. Our transfer books will not be closed between the record date and the date of the annual meeting. The board of directors hopes that all stockholders can be represented at the annual meeting. Whether or not you expect to be present, please sign and return your proxy in the enclosed self-addressed, stamped envelope. Stockholders giving proxies retain the right to revoke them at any time before they are voted by written notice of revocation to the Secretary of UnionBancorp, and stockholders present at the meeting may revoke their proxy and vote in person.

The shares represented by each valid proxy received in time will be voted at the annual meeting and, if a choice is specified on the proxy, it will be voted in accordance with that specification. If no instructions are specified in a signed proxy returned to the company, the shares represented thereby will be voted in **FAVOR** of the election of the directors listed in the enclosed proxy. If any other matters are properly presented at the annual meeting, including, among other things, consideration of a motion to adjourn the meeting to another time or place, the individuals named as proxies and acting thereunder will have the authority to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. If the annual meeting is adjourned or postponed, a proxy will remain valid and may be voted at the adjourned or postponed meeting. As of the date of printing of this proxy statement, we do not know of any other matters that are to be presented at the annual meeting other than the election of three Class I directors.

Stockholders giving proxies retain the right to revoke them at any time before they are voted by written notice of revocation to the Secretary of UnionBancorp, or by a later executed proxy. Attendance at the annual meeting will not automatically revoke a proxy, but a stockholder attending the annual meeting may request a ballot and vote in person, thereby revoking a prior granted proxy.

On March 1, 2005, we had 4,059,110 issued and outstanding shares of common stock. For the election of directors, and for all other matters to be voted upon at the annual meeting, each share of common stock is entitled to one vote. A majority of the outstanding shares of the common stock must be present in person or represented by proxy to constitute a quorum for purposes of the annual meeting. Abstentions and broker non-votes (i.e., shares held by brokers in street name, voting on certain matters due to discretionary authority or instructions from the beneficial owners but not voting on other matters due to lack of authority to vote on such matters without instructions from the beneficial owner) will be counted for purposes of determining a quorum but will not count toward the determination of whether such matters are approved or directors are elected. Directors will be elected by a plurality of the votes present in person or represented by proxy at the meeting and entitled to vote. In all other matters, the affirmative vote of the majority of shares of common stock present in person or represented by proxy at the annual meeting and entitled to vote on the subject matter shall be required to constitute stockholder approval. Abstentions will be treated as votes against a proposal and broker non-votes will have no effect on the vote.

I. ELECTION OF DIRECTORS

We have a staggered board of directors, divided into three classes. One class is elected annually to serve for three years. At the annual meeting, our stockholders will be entitled to elect three Class I directors for terms of three years or until their successors are elected and qualified. Each of the nominees for election as Class I directors are incumbent directors. Our board of directors has reviewed the independence of the nominees for election to the board and the independence of the incumbent directors in accordance with the standards of the Nasdaq Stock Market. In accordance with such review, the board of directors has determined that each of Messrs. Breipohl, Doty, McDonnell, Reinhardt, Shinkle, Sullivan and Trainor are independent under those standards. These independent directors constitute a majority of the incumbent members and nominees for election to the board.

The proxy provides instructions for voting for all director nominees or for withholding authority to vote for one or more director nominees. Unless instructed to the contrary, the persons acting under the proxy which we are soliciting will vote for the nominees listed below. In the event, however, that any nominee shall be unable to serve, which is not now contemplated, the proxy holders reserve the right to vote at the annual meeting for a substitute nominee.

Information About Directors and Nominees

Set forth below is information, current as of March 1, 2005, concerning the nominees for election and for the other directors whose terms of office will continue after the meeting, including the age, year first elected a director and business experience of each during the previous five years. Unless otherwise indicated, each person has held the positions shown for at least five years. The three nominees, if elected at the annual meeting, will serve as Class I directors for three-year terms, expiring in 2008. **We recommend that you vote your shares FOR all three nominees.**

NOMINEES

Name (Age)	Director Since	Position with UnionBancorp and Principal Occupation
Class I (term expires 2008)		
Richard J. Berry (Age 52)	1985	Director of UnionBancorp; Attorney, Myers, Berry, O'Conor & Kuzma, Ltd.
Walter E. Breipohl (Age 51)	1993	Director of UnionBancorp; Owner, Kaszynski/ Breipohl Realtors/Developers
John A. Trainor (Age 74)	1985	Director of UnionBancorp; Chairman of UnionBancorp (2000-2002); Owner, Trainor Grain & Supply Company, Inc.

CONTINUING DIRECTORS

Name (Age)	Director Since	Position with UnionBancorp and Principal Occupation
Class II (term expires 2006)		
Robert J. Doty (Age 77)	1996	Director of UnionBancorp; Chairman of Prairie Bancorp, Inc. (1989-1996); Consultant, Farm Management
I. J. Reinhardt, Jr. (Age 67)	1991	Director of UnionBancorp; Director and General Manager, St. Louis Beverage Company
Dewey R. Yaeger (Age 64)	2003	Director of UnionBancorp; President and Chief Executive Officer of UnionBancorp (since November 2003); Senior Vice President and Chief Credit Officer of UnionBancorp (April-November 2003); President and Chief Executive Officer of Castle Bank, N.A. (1997-2003)

Class III
(term expires 2007)

Dennis J. McDonnell (Age 62)	2000	Chairman of the Board (since 2002) and Director of UnionBancorp; Chairman of McDonnell Investment Management, LLC (2001-present); Director of Global Decisions Group; President and Chief Operating Officer of Van Kampen Investment Advisory Corporation (1983-2000)
John A. Shinkle (Age 53)	1997	Director of UnionBancorp; Executive Vice President and Director, Synovus Securities, Inc.
Scott C. Sullivan (Age 50)	1996	Director of UnionBancorp; Attorney, Williams & McCarthy

All of our directors will hold office for the terms indicated, or until their respective successors are duly elected and qualified. There are no arrangements or understandings between UnionBancorp and any person pursuant to which any director has been selected. No member of the board of directors is related to any other member of the board of directors.

Board Committees and Meetings

Our board of directors generally meets on a quarterly basis. The board of directors met six times during 2004. During 2004, all directors attended at least 75 percent of the meetings of the board and the committees on which they served. Our board of directors has standing executive, nominating and corporate governance, audit, compensation and facilities committees.

The executive committee is comprised of Messrs. McDonnell (Chair), Sullivan, Trainor and Yaeger. The executive committee meets on an as needed basis and exercises the power of the board of directors between board meetings. This committee did not meet in 2004.

The audit committee is responsible for assisting the board of directors with oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence and (4) the performance of our internal accounting function and independent auditors. The audit committee has the direct authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors, and is an "audit committee" for purposes of Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the audit committee are Messrs. Reinhardt (Chair), Breipohl and Doty. During 2004, the audit committee met four times.

The compensation committee establishes compensation and benefits for the chief executive officer and reviews and recommends compensation and benefits for the other executive officers and employees of our subsidiary, UnionBank. The committee also administers and oversees our stock-based incentive compensation plans. The members of the compensation committee are Messrs. Shinkle (Chair), McDonnell, Sullivan and Yaeger (ex officio). As an ex officio member of the committee, Mr. Yaeger has no voting rights. The compensation committee met four times in 2004.

The facilities committee examines and analyzes existing locations on an ongoing basis and assists the board in implementation of long-range strategies. The members of the facilities committee are Messrs. Breipohl (Chair), Doty and Sullivan. The facilities committee meets on an as needed basis and met three times in 2004.

Nominating and Corporate Governance Committee

Our board of directors has a nominating and corporate governance committee which consists of three directors. Messrs. McDonnell (Chair), Shinkle and Sullivan are the current members of this committee. The nominating and corporate governance committee identifies individuals to become board members and selects, or recommends for the board's selection, director nominees to be presented for stockholder approval at the annual meeting of stockholders or to fill any vacancies. The nominating and corporate governance committee met two times in 2004.

Our board of directors has adopted a written charter for the nominating and corporate governance committee. A copy of the charter was filed as an exhibit to the 2004 Proxy Statement. Based upon the review described above under the section "Election of Directors", the board of directors has determined that each of the members of our nominating and corporate governance committee is independent under the applicable standards of the Nasdaq Stock Market.

The nominating and corporate governance committee will consider director nominees recommended by stockholders. A stockholder who wishes to recommend a person or persons for consideration as a nominee for election to the Board of Directors must send a written notice by mail, c/o Nominating and Corporate Governance Committee, UnionBancorp, Inc., 321 West Main Street, Ottawa, Illinois 61350, that sets forth: (1) the name, address (business and residence), date of birth and principal occupation or employment (present and for the past five years) of each person whom the stockholder proposes to be considered as a nominee; (2) the number of shares of the common stock beneficially owned (as defined by section 13(d) of the Securities Exchange Act of 1934) by each such proposed nominee; (3) any other information regarding such proposed nominee that would be required to be disclosed in a definitive proxy statement to stockholders prepared in connection with an election of directors pursuant to section 14(a) of the Securities Exchange Act of 1934; and (4) the name and address (business and residential) of the stockholder making the recommendation and the number of shares of the common stock beneficially owned (as defined by section 13(d) of the Securities Exchange Act of 1934) by the stockholder making the recommendation. We may require any proposed nominee to furnish additional information as may be reasonably required to determine the qualifications of such proposed nominee to serve as a director of UnionBancorp. Stockholder recommendations will be considered only if received no less than 120 days nor more than 150 days before the date of the proxy statement sent to stockholders in connection with the previous year's annual meeting of stockholders. The nominating and corporate governance committee will consider any nominee recommended by a stockholder in accordance with the preceding paragraph under the same criteria as any other potential nominee.

The nominating and corporate governance committee has not established specific, minimum qualifications for recommended nominees or specific qualities or skills for one or more of our directors to possess. The nominating and corporate governance committee uses a subjective process for identifying and evaluating nominees for director, based on the information available to, and the subjective judgments of, the members of the nominating and corporate governance committee and our then current needs. We do not believe there would be any difference in the manner in which the committee evaluates nominees based on whether the nominee is recommended by a stockholder or not.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Our Code of Ethics contains written standards that we believe are reasonably designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- Full, fair, accurate, timely, and understandable disclosure in reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications we make;
- Compliance with applicable governmental laws, rules and regulations;
- The prompt internal reporting of violations of the code to an appropriate person or persons named in the code; and
- Accountability for adherence to the code.

We will provide to any person without charge, upon request, a copy of our Code of Ethics. Requests for a copy of our Code of Ethics should be made to our secretary at 321 West Main Street, Ottawa, Illinois 61350.

Stockholder Communications with the Board and Policy for Director Attendance at Annual Meetings

Our board of directors has a process for stockholders to send communications to the board of directors, its nominating and corporate governance committee or its audit committee, including complaints regarding accounting, internal accounting controls, or auditing matters. Communications can be sent to the board of directors, its nominating and corporate governance committee or its audit committee or specific directors either by regular mail to the attention of the board of directors, its nominating and corporate governance committee, its audit committee or specific directors, at our principal executive offices at 321 West Main Street, Ottawa, Illinois 61350. All of these communications will be reviewed by our secretary (1) to filter out communications that our secretary deems, in his or her reasonable judgment, are not appropriate for our directors, such as spam and communications offering to buy or sell products or services, and (2) to sort and relay the remainder to the appropriate committee or directors.

We expect and encourage all of our directors and nominees for election as directors to attend the annual meeting of stockholders, absent a compelling reason. All of our directors attended the 2004 annual meeting of stockholders.

Compensation of Directors

Each non-employee director was paid a fee of $1,000 for each board meeting attended and $250 for each committee meeting attended. In addition, each non-employee director was paid an annual retainer of $2,500. Effective March 31, 2004, employee directors are no longer paid additional fees as a director. Each of our non-employee directors may also receive an annual grant of options to purchase shares of common stock under the UnionBancorp, Inc. 2003 Stock Option Plan. The UnionBancorp, Inc. 2003 Stock Option Plan provides for annual formula grants to each of our directors of options to purchase shares of common stock with an exercise price of not less than 100% of the then current market price of the common stock on the date of the grant. Such options become exercisable over five years. During 2004, each non-employee director was granted options to purchase 2,500 shares of common stock at a price of $21.75 per share. The options vest pro rata over a five year period and terminate on December 17, 2014.

Existing Equity Compensation Plans

The Company currently maintains the UnionBancorp, Inc. 2003 Stock Option Plan (the "2003 Stock Option Plan"), which the Company's Board of Directors adopted on December 19, 2002 and the stockholders of the Company approved on April 22, 2003. The UnionBancorp, Inc. 1993 Stock Option Plan (the "1993 Stock Option Plan"), which the Company's Board of Directors adopted on February 18, 1993 and the stockholders of the Company approved on April 12, 1993 was terminated on April 12, 2003. The following table provides information regarding the number of shares of common stock subject to each of these plans as well as information regarding outstanding options to purchase the Company's common stock under the plans as of December 31, 2004.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)**
Equity compensation plans approved by stockholders [1]	288,931	$ 14.0004	160,000
Equity compensation plan not approved by stockholders [2]	11,500	$ 16.0625	9,250
Total	300,431	$ 14.0793	194,300

[1] Includes shares issuable under the UnionBancorp, Inc. 2003 Stock Option Plan.

[2] In 1999, the Company adopted the UnionBancorp, Inc. Non-qualified Stock Option Plan ("the 1999 Option Plan"), a broadly based compensation plan. Under the 1999 Option Plan, non-qualified options may be granted to employees and eligible directors of the Company and its subsidiaries to purchase the Company's common stock at 100% of the fair market value on the date the option is granted. The Company has authorized 50,000 shares for issuance under the 1999 Option Plan. During 1999, 40,750 of these shares were granted and are vested in three years. The options have an exercise period of ten years from the date of grant.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock at March 1, 2005, by each person known by us to be the beneficial owner of more than 5% of the outstanding common stock, by each director or nominee, by each executive officer named in the summary compensation table which can be found later in this proxy statement, and by all of our directors and executive officers as a group.

The following table is based on information supplied to us by the directors, officers and stockholders described above. The Company has determined beneficial ownership in accordance with the rules of the SEC. Shares of common stock subject to options that are either currently exercisable or exercisable within 60 days of March 1, 2005 are treated as outstanding and beneficially owned by the option holder for the purpose of computing the percentage ownership of the option holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The table lists applicable percentage ownership based on 4,059,110 shares outstanding as of March 1, 2005. Unless otherwise indicated, the address for each person listed below is 321 West Main Street, Ottawa, Illinois 61350.

Name of Individual or Number of Individuals in Group	Amount and Nature of Beneficial Ownership[(1)(2)]	Percent of Class
5% Stockholders		
UnionBank, as Trustee for the UnionBancorp, Inc. Employee Stock Ownership Plan ("ESOP") 201 East Main Street Streator, Illinois 61364	466,306[(3)]	11.5%
Wayne W. Whalen 333 W. Wacker Drive, Suite 2100 Chicago, Illinois 60606	847,351[(4)]	20.4%
Jeffrey L. Gendell 55 Railroad Avenue, 3rd Floor Greenwich, Connecticut 06830	396,300[(5)]	9.8%
Directors and Nominees		
Richard J. Berry	42,779[(6)]	1.1%
Walter E. Breipohl	31,079	*
Robert J. Doty	13,734	*
Dennis J. McDonnell	645,308[(7)]	15.6%
I.J. Reinhardt, Jr.	26,047[(8)]	*
John A. Shinkle	16,290[(9)]	*
Scott C. Sullivan	22,101[(10)]	*
John A. Trainor	39,264[(11)]	1.0%
Dewey R. Yaeger	3,323[(12)]	*
Other Named Executive Officers		
Rick R. Clary	19,727[(13)]	*
Jimmie D. Lansford	21,837[(14)]	*
Kurt R. Stevenson	12,590[(15)]	*
All directors and executive officers as a group (12 persons)	894,129[(16)]	21.6%

* Indicates less than one percent.

(1) The information contained in this column is based upon information furnished to us by the persons named above and the members of the designated group. Amounts reported include shares held directly as well as shares which are held in retirement accounts and shares held by members of the named individuals' families or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which shares the respective individual may be deemed to have sole or shared voting and/or investment power. The nature of beneficial ownership for shares shown in this column is sole voting and investment power, except as set forth in the footnotes below. Inclusion of shares shall not constitute an admission of beneficial ownership or voting and investment power over included shares.

(2) Amounts shown include shares obtainable as of March 1, 2005 (or obtainable within 60 days of March 1, 2005) through the exercise of options to purchase shares of common stock granted under UnionBancorp's stock option plans as follows: Mr. Berry – 15,800 shares; Mr. Breipohl – 15,800 shares; Mr. Doty – 10,750 shares; Mr. McDonnell – 6,750 shares; Mr. Reinhardt – 15,900 shares; Mr. Shinkle – 10,750 shares; Mr. Sullivan – 10,750 shares; Mr. Trainor – 12,750 shares; Mr. Clary – 9,620 shares; Mr. Lansford – 9,050 shares and Mr. Stevenson – 6,466 shares. Option holders have the sole power to exercise their respective options and would also be entitled to exercise sole voting and investment power over the shares issued upon the exercise of such options.

(3) All of the shares held by the employee stock ownership plan are allocated to particular participants' accounts and the employee stock ownership plan trustee has shared voting and no investment power over such shares.

(4) As reported to the Securities and Exchange Commission on Schedule 13D dated August 10, 2004. In addition, Mr. Whalen's wife, Paula Wolff, Mr. Whalen's children, the WPW Family Foundation and WPW Associates, L.P., a family limited partnership, were also named as parties sharing voting and investment power over such shares. The amount above also includes approximately 86,070 shares which are issuable upon the conversion of 1,381 shares of UnionBancorp, Inc. convertible preferred stock held by Mr. Whalen.

(5) Jeffrey L. Gendell ("Gendell") filed a Schedule 13G/A dated February 14, 2005 reporting that as of December 31, 2004 Gendell, along with certain affiliates (Tontine Financial Partners, L.P., Tontine Management, L.L.C., and Tontine Overseas Associates, L.L.C.), collectively beneficially owned 396,300 shares of common stock, with sole voting and investment power over such shares. Gendell is located at 55 Railroad Avenue, 3rd Floor, Greenwich, Connecticut 06830.

(6) Includes 11,100 shares held in trusts for which Mr. Berry is a co-trustee, over which shares Mr. Berry has shared voting and investment power.

(7) Includes shares held jointly by Mr. McDonnell and his wife over which voting and dispositive power is shared. Also includes shares held in trust for which Mr. McDonnell is trustee. The amount above also includes approximately 86,070 shares which are issuable upon the conversion of 1,381 shares of UnionBancorp, Inc. convertible preferred stock held by Mr. McDonnell. Mr. McDonnell's address is 815 Jackson Avenue, River Forest, Illinois 60305.

(8) Includes 6,000 shares held by Mr. Reinhardt jointly with his spouse, over which shares Mr. Reinhardt has shared voting and investment power.

(9) Includes 400 shares held by members of Mr. Shinkle's family. Mr. Shinkle has no voting or investment power over 100 of such shares and has shared voting and investment power over the remaining 300 shares. Also includes 2,561 shares held in trust for which Mr. Shinkle serves as trustee. Mr. Shinkle also has voting and investment power over 1,500 shares held in an investment club.

(10) Includes 1,660 shares held by Mr. Sullivan jointly with his spouse and 1,000 shares held by members of Mr. Sullivan's family. Mr. Sullivan has shared voting and investment power over the 2,660 shares.

(11) Includes 8,515 shares held solely by Mr. Trainor's spouse, over which shares Mr. Trainor has no voting or investment power.

(12) Includes 356 shares held by Mr. Yaeger in his 401(k) plan and 303 shares allocated to Mr. Yaeger under the employee stock ownership plan.

(13) Includes 913 shares held by Mr. Clary jointly with his spouse, over which shares Mr. Clary has shared voting and investment power. Also includes 6,084 shares held by Mr. Clary in his 401(k) plan and 2,810 shares allocated to Mr. Clary under the employee stock ownership plan.

(14) Includes 2,000 shares held by Mr. Lansford jointly with his spouse, over which shares Mr. Lansford has shared voting and investment power. Also includes 2,858 shares allocated to Mr. Lansford under the employee stock ownership plan. Mr. Lansford retired effective December 31, 2004.

(15) Includes 425 shares held by Mr. Stevenson jointly with his spouse, over which shares Mr. Stevenson has shared voting and investment power. Also includes 522 shares held by Mr. Stevenson in his 401(k) plan and 5,177 shares allocated to Mr. Stevenson under the employee stock ownership plan.

(16) Footnotes (2) and (6) through (15) are incorporated herein.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that our executive officers, directors and persons who own more than 10% of our common stock file reports of ownership and changes in ownership with the Securities and Exchange Commission. They are also required to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms, and, if appropriate, representations made to us by any reporting person concerning whether a Form 5 was required to be filed for 2004, we are not aware that any of our directors, executive officers or 10% stockholders failed to comply with the filing requirements of Section 16(a) during 2004, except for Mr. Sullivan who failed to file one Form 4 reporting one transaction in connection with the purchase of Company common stock through a broker-maintained dividend reinvestment plan.

EXECUTIVE COMPENSATION

Summary Compensation

The following table shows the compensation earned for the last three fiscal years by the chief executive officer and our three other executive officers whose 2004 salary and bonus exceeded $100,000:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[6]	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#) [1]	LTIP Payouts ($)	All Other Compensation ($)
Dewey R. Yaeger [2] President and Chief Executive Officer	2004	$ 220,000	$ 45,000	---	---	---	---	$ 18,141 [2]
	2003	121,821	25,000	---	---	---	---	7,256 [2]
Rick R. Clary [3] Vice President and Chief Operating Officer	2004	$ 150,000	$ 25,500	---	---	---	---	$ 12,716 [3]
	2003	131,875	20,250	---	---	---	---	10,976 [3]
Jimmie D. Lansford [4] Executive Vice President	2004	$ 139,887	$ ---	---	---	---	---	$ 10,141 [4]
	2003	113,375	12,375	---	---	---	---	9,060 [4]
	2002	110,000	7,700			5,979		16,891 [4]
Kurt R. Stevenson [5] Senior Vice President and Chief Financial Officer	2004	$ 137,500	$ 22,688	---	---	---	---	$ 9,235 [5]
	2003	110,000	16,500	---	---	---	---	6,040 [5]
	2002	110,000	7,700	---	---	5,327	---	7,803 [5]

(1) All options vest at a rate of 20% per year on or about each anniversary of the date of grant.

(2) We were not required to disclose Mr. Yaeger's salary information with respect to his compensation prior to 2003 because he joined the company in 2003. Represents the dollar value of allocations under our employee stock ownership plan in the amount of $5,869 for 2004, premiums for split dollar life insurance of $2,772 for 2004 and $1,056 for 2003, fees for services provided to our board of directors and director fees for serving on the boards of various subsidiaries of $2,150 for 2004 and $6,200 for 2003 and $7,350 of 401(k) employer contributions for 2004.

(3) We were not required to disclose Mr. Clary's salary information with respect to his compensation prior to 2003 because he was not named an executive officer until 2003. Represents the dollar value of allocations under our employee stock ownership plan in the amount of $4,943 for 2004 and $2,820 for 2003, premiums for split dollar life insurance of $266 for 2004 and $227 for 2003, director fees for serving on the board of a subsidiary of $1,200 for 2003, $5,108 of 401(k) employer contributions for 2004 and $4,230 for 2003.

(4) Represents the dollar value of allocations under our employee stock ownership plan in the amount of $4,359 for 2004, $2,422 for 2003 and $4,400 for 2002, premiums for split dollar life insurance of $1,214 for 2004, $1,006 for 2003 and $891 for 2002, fees for services provided to our board of directors and director fees for serving on the boards of various subsidiaries of $2,000 for 2003 and $8,300 for 2002, and $4,568 of 401(k) employer contributions for 2004, $3,632 for 2003 and $3,300 for 2002. Mr. Lansford retired from the company effective December 31, 2004.

(5) Represents the dollar value of allocations under our employee stock ownership plan in the amount of $4,409 for 2004, $2,354 for 2003 and $4,351 for 2002, premiums for split dollar life insurance of $206 for 2004, $155 for 2003 and $152 for 2002 and $4,620 of 401(k) employer contributions for 2004, $3,531 for 2003 and $3,300 for 2002.

(6) Perquisites that do not exceed the lower of $50,000 or 10% of salary and bonus in the aggregate in any year for a named executive officer are not disclosed in the table in accordance with SEC rules.

Stock Option Information

No stock options were granted in 2004 to any of the individuals named above in the summary compensation table. The following table sets forth certain information concerning the exercisable and nonexercisable stock options at December 31, 2004 held by the individuals named in the summary compensation table.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTIONS VALUES						
Name (#)	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised In-the-Money Options at FY-End ($) [1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Rick R. Clary	---	---	8,204	5,407	$ 54,638	$ 39,367
Jimmie D. Lansford	1,000	$ 9,710	26,316	---	$ 226,754	---
Kurt R. Stevenson	---	---	5,292	4,370	$ 38,335	$ 32,321

[1] The dollar amounts under these columns are the result of theoretical calculations at 5% and 10% rates set by the SEC and, therefore, are not intended to forecast possible future appreciation, if any, in the common stock.

Employment Agreements and Other Arrangements

We are not a party to any employment agreements with our executive officers named in the compensation table, except for the following:

On November 3, 2003, the Company entered into change of control agreements with two of its executives, Rick R. Clary and Kurt R. Stevenson. The agreements provide that if, within two years after a change in control occurs, the executive's employment is terminated without "good cause," then the executive shall receive a cash payment equal to two times the executive's salary. On October 26, 2004, Mr. Clary and Mr. Stevenson had their agreements amended to clarify their reporting channels as a result of organizational restructuring initiatives.

Compensation Committee Interlocks and Insider Participation

During 2004, the members of the compensation committee were Messrs. Shinkle (Chair), McDonnell, Sullivan and Yaeger (ex officio). None of these individuals was an officer or employee of UnionBancorp or any of our subsidiaries during 2004, and none of these individuals is a former officer or employee of UnionBancorp or any of our subsidiaries, except for Mr. Yaeger who is president and chief executive officer. Mr. Yaeger did not participate in any decisions pertaining to his compensation.

Board Compensation Committee Report on Executive Compensation

The incorporation by reference of this proxy statement into any document filed with the Securities and Exchange Commission by UnionBancorp shall not be deemed to include the following report unless the report is specifically stated to be incorporated by reference into such document.

The compensation committee of our board of directors is comprised of three independent directors and is responsible for providing oversight to ensure that the company's compensation incentives are competitive and that they are aligned to allow company goals to be successfully achieved. In determining compensation, the following factors are generally taken into consideration:

- the performance of the executive officers in achieving our short and long-term goals;
- payment of compensation commensurate with the ability and expertise of the executive officers; and
- payment of compensation that is competitive with similar companies.

The committee considers the foregoing factors, as well as others, in determining compensation. There is no assigned weight given to any of these factors.

Additionally, the compensation committee considers various benefits, such as our employee stock ownership plan, 401(k) plan and the stock option plan, together with perquisites in determining compensation. The committee believes that the benefits provided through the stock-based plans more closely tie the compensation of the officers to the interests of the stockholders and provide significant additional performance incentives for the officers which directly benefit the stockholders through an increase in the stock value.

Compensation of the Chief Executive Officer. During 2004, Mr. Yaeger received a base salary of $220,000. Annually, the compensation committee evaluates four primary areas of performance in determining the chief executive officer's level of compensation. This base salary was set based on:

- long-range strategic planning and implementation;
- the Company's financial performance;
- compliance with regulatory requirements and relations with regulatory agencies; and
- the individual's effectiveness of managing relationships with stockholders and the board of directors

When evaluating our financial performance, the committee considers profitability, asset growth, asset quality and risk management. The primary evaluation criteria are considered to be essential to our long-term viability and are given equal weight in the evaluation. Finally, the committee reviews compensation packages of peer institutions, as well as compensation surveys provided by independent third parties, to ensure that the chief executive officer's compensation is competitive and commensurate with his level of performance.

Compensation Committee:
John A. Shinkle (Chair)
Dennis J. McDonnell
Scott C. Sullivan
Dewey R. Yaeger (ex officio)

Stockholder Return Performance Presentation

The incorporation by reference of this proxy statement into any document filed with the Securities and Exchange Commission by UnionBancorp shall not be deemed to include the following performance graph and related information unless such graph and related information are specifically stated to be incorporated by reference into such document.

The following graph shows a comparison of cumulative total returns for UnionBancorp, the Nasdaq Stock Market (US Companies) and an index of SNL Midwest Bank Stocks for the five-year period beginning January 1, 2000 and ending on December 31, 2004. The graph was prepared at our request by SNL Financial LC, Charlottesville, Virginia.

COMPARISON OF CUMULATIVE TOTAL RETURN
(ASSUMES $100 INVESTED ON JANUARY 1, 2000)



Total Return Performance
200
175
150
125
100
75
50
25
0
Index Value
UnionBancorp, Inc.
NASDAQ Composite
SNL Midwest Bank Index
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04

Index	**12/31/99**	**12/31/00**	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**
UnionBancorp, Inc.	100.00	72.42	101.50	113.25	165.89	164.41
NASDAQ Composite	100.00	60.82	48.16	33.11	49.93	54.49
SNL Midwest Bank Index	100.00	121.10	123.76	119.39	152.82	172.44

Source : SNL Financial LC, Charlottesville, VA **(434) 977-1600**

TRANSACTIONS WITH MANAGEMENT

Several of our directors and executive officers (including their affiliates, families and companies in which they are principal owners, officers or directors) were loan customers of, and had other transactions with, us and our subsidiaries in the ordinary course of business. These loans and lines of credit were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features. During 2004, we paid approximately $414,673 to the law firm of Myers, Berry, O'Conor & Kuzma, Ltd. for legal services, which includes a contingency owed to the firm in connection with litigation involving the Company. Richard J. Berry, a director of UnionBancorp, is a principal of that firm.

ACCOUNTANT FEES

Audit Fees

Audit fees and expenses billed to the Company by Crowe Chizek and Company LLC for the audit of the Company's financial statements for the fiscal years ended December 31, 2004 and December 31, 2003, and for the review of the Company's financial statements included in the Company's quarterly reports on Form 10-Q, are as follows:

2004	2003
$169,700	$123,800

Audit Related Fees

Audit related fees and expenses billed to the Company by Crowe Chizek and Company LLC for fiscal years 2004 and 2003 for services related to the performance of the audit or review of the Company's financial statements that were not included under the heading "Audit Fees", are as follows:

2004	2003
$ ---	$ ---

Tax Fees

Tax fees and expenses billed to the Company for fiscal years 2004 and 2003 for services related to tax compliance, tax advice and tax planning, consisting primarily of preparing the Company's federal and state income tax returns for the previous fiscal periods and inclusive of expenses are as follows:

2004	2003
$30,850	$37,250

All Other Fees

Fees and expenses billed to the Company for fiscal years 2004 and 2003 for all other services, which primarily consisted of the audit of the benefit plans are as follows:

2004	2003
$29,815	$41,538

The audit committee, after consideration of the matter, does not believe that the rendering of these services by Crowe Chizek to be incompatible with maintaining its independence as our principal accountant. In accordance with Section 10A(i) of the Exchange Act, before Crowe Chizek and Company LLC is engaged by us to render audit or non-audit services, the engagement is approved by our audit committee. None of the audit-related, tax and other services described in the table above were required to be approved by the audit committee pursuant to Rule 2-01(c)(7)(i)(C) of Regulation S-X.

The audit committee is responsible for reviewing and pre-approving any non-audit services to be performed by the company's independent auditors. The audit committee has delegated its pre-approval authority to the chairman of the audit committee to act between meetings of the audit committee. Any pre-approval given by the chairman of the audit committee pursuant to this delegation is presented to the full audit committee at its next regularly scheduled meeting. The audit committee or chairman of the audit committee reviews and, if appropriate, approves non-audit service engagements, taking into account the proposed scope of the non-audit services, the proposed fees for the non-audit services, whether the non-audit services are permissible under applicable law or regulation and the likely impact of the non-audit services on the independence of the independent auditors. Since the effective date of the SEC rules requiring pre-approval of non-audit services on May 6, 2003, each new engagement of the company's independent auditors to perform non-audit services has been approved in advance by the audit committee or the chairman of the audit committee pursuant to the foregoing procedures.

AUDIT COMMITTEE REPORT

The incorporation by reference of this proxy statement into any document filed with the Securities and Exchange Commission by UnionBancorp shall not be deemed to include the following report unless the report is specifically stated to be incorporated by reference into such document.

The duties and responsibilities of the audit committee are set forth in the audit committee charter. A copy of the charter was filed as an exhibit to the 2004 Proxy Statement. As described above under the section "Election of Directors", the board of directors has determined that each member of the audit committee is independent as defined in the applicable standards of the Nasdaq Stock Market.

The audit committee has reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2004 with our management and Crowe Chizek and Company LLC, our independent auditors. The committee has also discussed with Crowe Chizek the matters required to be discussed by SAS 61 (Codification for Statements on Auditing Standards) as well as having received and discussed the written disclosures and the letter from Crowe Chizek required by Independence Standards Board Statement No. 1 (Independence Discussions with Audit Committee). Based on the review and discussions with management and Crowe Chizek, the committee has recommended to the board that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ending December 31, 2004 for filing with the Securities and Exchange Commission.

Audit Committee:
I.J. Reinhardt, Jr. (Chair)
Walter E. Breipohl
Robert J. Doty

Audit Committee Financial Expert

While the board of directors endorses the effectiveness of our audit committee, its membership does not include a director who qualifies for designation as an "audit committee financial expert" - a new concept under federal regulation that contemplates such designation only when an audit committee member satisfies all five qualification requirements, such as experience (or "experience actively supervising" others engaged in), preparing, auditing, analyzing or evaluating financial statements presenting a level of accounting complexity comparable to what is encountered in connection with our Company's financial statements. The Company is currently trying to recruit an individual that meets the requirement of a financial expert to serve on the board and audit committee.

STOCKHOLDER PROPOSALS FOR 2006 ANNUAL MEETING

For inclusion in our proxy statement and form of proxy relating to the 2006 annual meeting of stockholders, stockholder proposals must be received by us on or before November 28, 2005. In order to be presented at such meeting, notice of the proposal must be received by UnionBancorp on or before March 27, 2006, and must otherwise comply with our bylaws.

"HOUSEHOLDING" OF PROXY MATERIALS

In December of 2000, the Securities and Exchange Commission adopted new rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements, prospectuses and annual reports with respect to two or more security holders sharing the same address by delivering a single copy of proxy statements, prospectuses and annual reports, as the case may be, addressed to those security holders. This process, which is commonly referred to as "householding," potentially means extra convenience for security holders and cost savings for companies.

This year, a number of brokers with accountholders who are UnionBancorp stockholders will be "householding" our proxy materials. As indicated in the notice previously provided by these brokers to UnionBancorp stockholders, a single proxy statement and Form 10-K annual report will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from an affected stockholder. Once you have received notice from your broker or the Company that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and Form 10-K annual report, please notify your broker, direct your written request to UnionBancorp, Inc., Investor Relations, 321 West Main Street, Ottawa, IL 61350 or contact Investor Relations at (815) 431-2720.

Stockholders who currently receive multiple copies of the proxy statement and Form 10-K annual report at their address and would like to request "householding" of their communications should contact their broker or, if a stockholder is a direct holder of UnionBancorp shares, they should submit a written request to Computershare Investor Services, the Company's transfer agent, at 2 North LaSalle Street, Chicago, IL 60602.

OTHER MATTERS

We do not intend to present any other business at the meeting and know of no other matters which will be presented. However, if any other matters come before the meeting, it is the intention of the persons named in the accompanying proxy to vote in accordance with their best judgment on those matters. A representative of our independent auditors, Crowe Chizek and Company LLC, is expected to attend the annual meeting and will be available to respond to appropriate questions and to make a statement if he or she so desires.

Your proxy is solicited by the board of directors, and we will pay the cost of solicitation. In addition to soliciting proxies by use of the mail, officers, directors and regular employees of UnionBancorp or our subsidiaries, acting on our behalf, may solicit proxies by telephone, telegraph or personal interview. We will, at our expense, upon the receipt of a request from brokers and other custodians, nominees and fiduciaries, forward proxy soliciting material to the beneficial owners of shares held of record by such persons.

FAILURE TO INDICATE CHOICE

If any stockholder fails to indicate a choice with respect to any of the proposals on the proxy for the annual meeting, the shares of such stockholder shall be voted **FOR** the nominees listed under proposal 1.

By Order of the Board of Directors



Dewey R. Yaeger
President and
Chief Executive Officer

Ottawa, Illinois
March 29, 2005

ALL STOCKHOLDERS ARE URGED TO SIGN AND MAIL THEIR PROXIES PROMPTLY

THIS PAGE INTENTIONALLY

LEFT BLANK

UNIONBANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003, and 2002 (In Thousands)

	2004	2003	2002
Cash flows from financing activities			
Net increase (decrease) in deposits	$ (24,419)	$ (3,926)	$ 29,814
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	11,189	(2,055)	959
Net increase (decrease) in advances from the Federal Home Loan Bank	(10,550)	10,700	9,000
Payments on notes payable	(1,000)	(550)	(1,000)
Proceeds from notes payable	500	148	-
Dividends on common stock	(1,613)	(1,441)	(1,234)
Dividends on preferred stock	(207)	(193)	(257)
Proceeds from exercise of stock options	161	685	17
Purchase of treasury stock	(156)	(189)	-
Net cash provided by (used in) financing activities	(26,095)	3,179	37,299
Net increase (decrease) in cash and cash equivalents	604	(16,764)	12,263
Cash and cash equivalents			
Beginning of year	22,198	38,962	26,699
End of year	$ 22,802	$ 22,198	$ 38,962
Supplemental disclosures of cash flow information			
Cash payments for			
Interest	$ 13,219	$ 16,453	$ 21,205
Income taxes	346	1,850	474
Transfers from loans to other real estate owned	619	210	2,449

See Accompanying Notes to Consolidated Financial Statements.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

UnionBancorp, Inc. ("the Company") is a bank holding company organized under the laws of the state of Delaware. The Company provides a full range of banking services to individual and corporate customers located in the north central and west central areas of Illinois. These services include demand, time, and savings deposits; lending; mortgage banking; insurance products; brokerage services; and trust services. The Company is subject to competition from other financial institutions and nonfinancial institutions providing financial services. Additionally, the Company and its subsidiary UnionBank are subject to regulations of certain regulatory agencies and undergo periodic examinations by those regulatory agencies.

Basis of presentation

The consolidated financial statements include the accounts of the Company and UnionBank. Intercompany balances and transactions have been eliminated in consolidation.

The accompanying financial statements have been prepared in conformity with U. S. generally accepted accounting principles and with general practice in the banking industry. In preparing the financial statements, management makes estimates and assumptions based on available information that affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period, and actual results could differ. The allowance for loan losses, value of mortgage servicing rights, deferred taxes, and fair values of financial instruments are particularly subject to change.

Assets held in an agency or fiduciary capacity, other than trust cash on deposit with UnionBank, are not assets of the Company and, accordingly, are not included in the accompanying consolidated financial statements.

Cash flows

Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Loan disbursements and collections, repurchase agreements, federal funds purchased, Federal Home Loan Bank advances, Bank owned life insurance and transactions in deposit accounts are reported, net.

Securities

Securities classified as available-for-sale are those securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available-for-sale are carried at fair value with unrealized gains or losses, net of the related deferred income tax effect, reported in other comprehensive income. Securities such as Federal Home Loan Bank stock and Federal Reserve Bank stock are carried at cost. Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3)

(Continued)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Interest income is reported net of amortization of premiums and accretion of discounts. Gains or losses from the sale of securities are determined using the specific identification method. Securities are written down to fair value when a decline in fair value is not temporary.

Derivatives

All derivative instruments are recorded at their fair values. If derivative instruments are designated as hedges of fair values, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and reclassified to earnings when the hedge transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur. At December 31, 2004 and 2003, the Company had no material derivative instruments.

Loan commitments and related financial instruments

Financial instruments include off-balance-sheet credit instruments such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance.

Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in the process of collection. Consumer and credit card loans are typically charged off no later than 120 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or market, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings.

Mortgage loans held for sale are generally sold with servicing rights retained. The carrying value of mortgage loans sold is reduced by the cost allocated to the servicing right. Gains and losses on sales of

(Continued)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

mortgage loans are based on the difference between the selling price and the carrying value of the related loan sold.

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

Mortgage servicing rights

Servicing assets represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance, to the extent that fair value is less than the capitalized amount for a grouping.

Foreclosed assets

Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

(Continued)

(In Thousands, Except Share Data)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Premises and equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Building and related components are depreciated using the straight-line method with useful lives ranging from 15 to 39 years. Furniture, fixtures, and equipment are depreciated using the straight-line (or accelerated) method with useful lives ranging from 3 to 10 years. The cost of maintenance and repairs is charged to income as incurred; significant improvements are capitalized.

Company-owned life insurance

The Company has invested in company-owned life insurance policies, for which the Company is also the beneficiary, on certain members of management. Company-owned life insurance is recorded at its cash surrender value or the amount that can be realized. These policies have an aggregate face value of $37.0 million and $36.4 million with an approximate cash surrender value of $15.0 million and $14.4 million at December 31, 2004 and 2003, respectively.

Goodwill and other intangible assets

Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit and acquired customer relationship intangible assets arising from whole bank, branch, and insurance company acquisitions. They are initially measured at fair value and then are amortized over their estimated useful lives, which is ten years.

Long-term assets

Premises and equipment, core deposit, and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase agreements

Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Income taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred taxes are recognized for the estimated taxes ultimately payable or recoverable based on enacted tax laws. Changes in enacted tax rates and laws are reflected in the financial statements in the periods they occur.

(Continued)

(In Thousands, Except Share Data)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Earnings per share

Basic earnings per share is based on weighted-average common shares outstanding. Diluted earnings per share assumes the issuance of any dilutive potential common shares under stock options and Series A convertible preferred shares using the treasury stock method.

Stock compensation

Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*:

	2004	2003	2002
Net income as reported for common stockholders	$ 4,596	$ 1,937	$ 3,787
Deduct: stock-based compensation expense determined under fair value based method	96	95	131
Pro forma net income	$ 4,500	$ 1,842	$ 3,656
Basic earnings per common share as reported	$ 1.14	$ 0.48	$ 0.95
Pro forma basic earnings per common share	1.12	0.46	0.92
Diluted earnings per common share as reported	1.12	0.48	0.94
Pro forma diluted earnings per common share	1.09	0.45	0.91

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2004	2003	2002
Fair value	$ 4.74	$ 4.93	$ 3.92
Risk-free interest rate	3.32%	2.27%	3.72%
Expected option life	5	5	6
Expected stock price volatility	24.58%	26.04%	26.99%
Dividend yield	1.90%	1.65%	2.03%

(Continued)

(In Thousands, Except Share Data)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Stockholders' Equity:

Preferred stock

The Company's Certificate of Incorporation authorizes its Board of Directors to fix or alter the rights, preferences, privileges, and restrictions of 200,000 shares of preferred stock.

The Company has the following classes of preferred stock issued or authorized:

Series A Convertible Preferred Stock: The Company has authorized 2,765 shares of Series A Convertible Preferred Stock. There were 2,762.24 shares of Series A Convertible Preferred Stock issued at December 31, 2004 and 2003. Preferential cumulative cash dividends are payable quarterly at an annual rate of $75.00 per share. Dividends accrue on each share of Series A Preferred Stock from the date of issuance and from day to day thereafter, whether or not earned or declared. The shares of Series A Preferred Stock are convertible into 172,140 common shares. Series A Preferred Stock is not redeemable for cash. Upon dissolution, winding up, or liquidation of the Company, voluntary or otherwise, holders of Series A Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, the amount of $1,000 per share, plus any accrued but unpaid dividends, before any payment or distribution may be made on shares of common stock or any other securities issued by the Company that rank junior to the Series A Preferred Stock.

Series B Mandatory Redeemable Preferred Stock: The Company has authorized 1,092 shares of Series B Mandatory Redeemable Preferred Stock. There were 831 shares of Series B Mandatory Redeemable Preferred Stock issued at December 31, 2004 and 2003. Preferential cumulative cash dividends are payable quarterly at an annual rate of $60.00 per share. Dividends accrue on each share of Series B Preferred Stock from the date of issuance and from day to day, thereafter, whether or not earned or declared. Each original holder of Series B Preferred Stock (or upon such holder's death, their executor or personal representatives) will have the option, exercisable at their sole discretion, to sell, and the Company will be obligated to redeem such holder's shares of Series B Preferred Stock upon the earlier to occur of the death of the respective original holder of Series B Preferred Stock or August 6, 2006. The per share price payable by the Company for such shares of Series B Preferred Stock will be equal to $1,000 per share, plus any accrued but unpaid dividends. Upon dissolution, wind up, or liquidation of the Company, voluntary or otherwise, holders of Series B Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, the amount of $1,000 per share, plus any accrued but unpaid dividends, before any payment or distribution may be made on shares of common stock or any other securities issued by the Company that rank junior to the Series B Preferred Stock.

The Company adopted FASB Statement 150, *Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equities*, during the fourth quarter of 2004.

Statement 150 requires reporting mandatorily redeemable shares as liabilities, as well as obligations not in the form of shares to repurchase shares that may require cash payment and some obligations that may be settled by issuing a variable number of equity shares. To comply with this statement, the Company reclassified 831 shares of Series B mandatory redeemable preferred stock into liabilities for

(Continued)

(In Thousands, Except Share Data)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

balance sheet presentation for the 2003 year. In addition, the dividends in the fourth quarter of 2003 were reclassified to interest expense.

Series C Junior Participating Preferred Stock: The Company has authorized 4,500 shares of Series C Junior Participating Preferred Stock. There were no shares issued at December 31, 2004 and 2003. The Series C Preferred Stock is only issuable upon exercise of rights issued pursuant to the Company's Stockholder Rights Plan. Each share of Series C Junior Participating Preferred Stock is entitled to, when, as, and if declared, a minimum preferential quarterly dividend payment of $3.00 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, dissolution, or winding up of the Company, the holders of the Series C Preferred Stock will be entitled to a minimum preferential payment of $1,000 per share (plus any accrued but unpaid dividends) and will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each share of Series C Preferred Stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation, or other transaction in which outstanding shares of common stock are converted or exchanged, each share of Series C Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

Stockholder rights plan

On July 17, 1996, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series C Junior Participating Preferred Stock, no par value, of the Company at a price of $50.00 per one one-thousandth of a share of preferred stock ("the Purchase Price"), subject to adjustment.

The Rights are not exercisable until the earlier to occur of: (i) 10 days after a person or group ("Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of common stock or (ii) 10 business days (or such later date as determined by the Board of Directors) following the commencement of a tender offer or exchange offer ("the Distribution Date"). Unless extended, the Rights will expire on August 4, 2006. At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

Dividend restriction

Banking regulations require the maintenance of certain capital levels and may limit the amount of dividends that may be paid by the subsidiary banks to the holding company or by the holding company to stockholders.

Fair value of financial instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

(Continued)

(In Thousands, Except Share Data)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Loss contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Comprehensive income

Comprehensive income includes both net income and other comprehensive income elements, including the change in unrealized gains and losses on securities available-for-sale, net of tax.

Adoption of new accounting standards

FAS 123, Revised, requires all public companies to record compensation cost for stock options provided to employees in return for employee service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employee service period, which is normally the vesting period of the options. This will apply to awards granted or modified after the first quarter or year beginning after June 15, 2005. Compensation cost will also be recorded for prior option grants that vest after the date of adoption. The effect of the results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Existing options that will vest after adoption date are expected to result in additional compensation expense of approximately $36,000 during the balance of 2005, $45,000 in 2006, $24,000 in 2007, and $12,000 in 2008. There will be no significant effect on financial position as total equity will not change.

FAS 153 modifies an exception from fair value measurement of nonmonetary exchanges. Exchanges that are not expected to result in the significant changes in cash flows of the reporting entity are not measured at fair value. This supersedes the prior exemption from fair value measurement for exchange of similar productive assets, and applies for fiscal years beginning after June 15, 2005.

SOP 03-1 clarifies the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and investments accounted for under the cost method or the equity method. The recognition and measurement guidance for which the consensus was reached is to be applied to other-than-temporary impairment evaluations. In September 2004, the Financial Accounting Standards Board ("FASB") issued a final FASB Staff Position, FSP EITF Issue 03-1-1, which has delayed the effective date for the measurement and recognition guidance of EITF 03-1. The comment period is currently open related to this staff position. The implementation date is unknown until further guidance is issued by the FASB. We are currently evaluating the impact of adopting EITF 03-1.

SOP 03-3 requires that valuation allowance for loans acquired in a transfer, including in a business combination, reflect only losses incurred after acquisition and should not be recorded at acquisition. It applies to any loan acquired in a transfer that showed evidence of credit quality deterioration since it was made.

(Continued)

(In Thousands, Except Share Data)

Note 1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

The effect of these other new standards on the Company's financial position and results of operations is not expected to be material upon and after adoption.

Operating segments

Internal financial information is primarily reported and aggregated in the following lines of business: banking, mortgage banking, financial services, and other.

Reclassifications

Certain items in the financial statements as of and for the years ended December 31, 2002 and 2001 have been reclassified, with no effect on net income, to conform with the current year presentation.

Note 2. Business Acquisitions and Divestitures

On May 22, 2003, the Company sold its Internet Service Provider ("ISP") product line. The Company sold the related assets of the product line, subscriber accounts, and the "sainet.net" and "udnet.net" domains for approximately $364. The Company recorded a gain of approximately $237 on the sale.

On October 31, 2003, the Company purchased the assets of the Howard Marshall Agency including Walnut Street Securities. The Company purchased the customer lists of Howard Marshall and Walnut Street for a total of $580 and fixed assets totaling $20. In addition, an additional $125 can be paid on the fifth anniversary of the closing date if certain performance criteria are met. This acquisition was incorporated into UnionFinancial Services & Trust Company.

On May 3, 2004, the Company sold the deposits and premises of a UnionBank/West branch location. At the date of sale, the branch had approximately $12,535 in deposits, $1,720 in loans, and $336 in fixed assets. The sale price was $440.

On September 10, 2004, the Company completed the sale of five branch offices located in western Illinois. Per the terms of the agreement announced on May 24, 2004, First Bankers Trust Company of Quincy, Illinois acquired the physical assets, $88,600 in deposits, and $40,226 of the net loan portfolio of UnionBank's Quincy, Macomb, Paloma, Carthage and Rushville, Illinois offices. This transaction effectively exited UnionBank from the western Illinois marketplace. The sales price was approximately $4.4 million. The Company also allocated $679 of goodwill to the sale of these branches as well as amortized the remaining core deposit intangible assigned to the deposits sold of $192. At the date of sale the branch had the following assets and liabilities:

Cash and cash equivalents	$ 675
Loans	40,226
Premises and equipment	2,495
Other assets	235
Deposits	(88,600)
Other liabilities	(296)

(Continued)

(In Thousands, Except Share Data)

Note 2. Business Acquisitions and Divestitures (Continued)

On October 20, 2004, the Company completed the merger of UnionFinancial Services & Trust Company into UnionBank. UnionFinancial was a stand-alone financial services company that offers a full line of insurance, brokerage trust and asset management services.

Note 3. Securities

The fair value of securities available-for-sale and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale			
December 31, 2004			
U.S. government agencies	$ 20,924	$ 144	$ (26)
States and political subdivisions	24,647	879	(6)
U.S. government agency mortgage-backed securities	117,500	1,205	(318)
Collateralized mortgage obligations	2,486	-	(26)
Equity securities	17,865	39	(9)
Corporate	8,239	323	-
	$ 191,661	$ 2,590	$ (385)
Available-for-sale			
December 31, 2003			
U.S. government agencies	$ 30,270	$ 403	$ -
States and political subdivisions	29,723	1,473	(42)
U.S. government agency mortgage-backed securities	158,305	1,392	(398)
Collateralized mortgage obligations	5,972	65	(40)
Equity securities	17,380	23	-
Corporate	10,598	620	-
	$ 252,248	$ 3,976	$ (480)

At December 31, 2004, approximately 35% of the fair value of equity securities consists of Federal Home Loan Bank stock and Federal Reserve Bank stock.

Sales of securities available-for-sale were as follows:

	Years Ended December 31,		
	2004	2003	2002
Proceeds	$ 19,584	$ 72,398	$ 19,640
Realized gains	166	281	409
Realized losses	(43)	-	(2)

(Continued)

(In Thousands, Except Share Data)

Note 3. Securities (Continued)

The fair value of securities classified as available-for-sale at December 31, 2004, by contractual maturity, are shown below. Securities not due at a single maturity date, primarily mortgage-backed securities, collateralized mortgage obligations, and equity securities are shown separately.

Fair Value

Due in one year or less	$ 16,695
Due after one year through five years	34,526
Due after five years through ten years	2,589
U.S. government agency mortgage-backed securities	117,500
Collateralized mortgage obligations	2,486
Equity securities	17,865
	$ 191,661

As of December 31, 2004, the Company held callable securities carried at a fair value of $111,446. The amortized cost of these securities was $110,619 as of December 31, 2004.

Securities with carrying values of approximately $151,000 and $179,000 at December 31, 2004 and 2003, respectively, were pledged to secure public deposits and securities sold under agreements to repurchase and for other purposes as required or permitted by law. At year end 2004 and 2003, there were no holdings of securities of any one issuer, other than the U.S. Government and it agencies of U.S. Government Sponsored entities, in an amount greater than 10% of stockholder's equity.

Securities with unrealized losses at year-end 2003 not recognized in income are as follows:

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
State and political subdivisions	$ 593	$ (20)	$ 875	$ (22)	$ 1,468	$ (42)
U.S. government agency mortgage-backed securities	54,700	(377)	3,476	(21)	58,176	(398)
Collateralized mortgage obligations and other equity securities	3,835	(40)	103	-	3,938	(40)
Total temporarily impaired	$59,128	$(437)	$4,454	$(43)	$63,582	$(480)

(Continued)

(In Thousands, Except Share Data)

Note 3. Securities (Continued)

Securities with unrealized losses at year-end 2004 not recognized in income are as follows:

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
State and political subdivisions	$ 900	$ (1)	$ 563	$ (5)	$ 1,463	$ (6)
U.S. government agency mortgage-backed securities	36,430	(288)	11,297	(56)	47,727	(344)
Collateralized mortgage obligations and other equity securities	3,963	(10)	2,074	(25)	6,037	(35)
Total temporarily impaired	$ 41,293	$ (299)	$ 13,934	$ (86)	$ 55,227	$ (385)

The Company evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic and market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In analyzing an issuer's financial condition, the Company may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition. The unrealized losses on all securities have not been recognized into income because the securities are of high credit quality and management has the intent and ability to hold for the foreseeable future and the decline in fair value is largely due to increases in market interest rates.

Note 4. Loans

The major classifications of loans follow:

	December 31,	
	2004	2003
Commercial	$ 120,659	$ 139,533
Commercial real estate	129,597	134,985
Real estate	145,307	158,002
Real estate loans held for sale	1,742	3,927
Installment	21,502	37,415
Other	468	2,950
	$ 419,275	$ 476,812

(Continued)

(In Thousands, Except Share Data)

Note 4. Loans (Continued)

An analysis of activity in the allowance for loan losses follows:

	Years Ended December 31,		
	2004	2003	2002
Balance at beginning of year	$ 9,011	$ 6,450	$ 6,295
Provision for loan losses	1,924	8,236	3,574
Reduction due to sale of loans	(174)	-	-
Recoveries	1,435	554	459
Loans charged off	(2,464)	(6,229)	(3,878)
Balance at end of year	$ 9,732	$ 9,011	$ 6,450

The following table presents data on impaired loans:

	December 31,		
	2004	2003	2002
Year-end impaired loans for which an allowance has been provided	$ 10,950	$ 10,212	$ 7,925
Year-end impaired loans for which no allowance has been provided	818	2,682	-
Total loans determined to be impaired	$ 11,768	$ 12,894	$ 7,925
Allowance for loan loss for impaired loans included in the allowance for loan losses	$ 3,113	$ 3,386	$ 1,811
Average recorded investment in impaired loans	$ 12,100	$ 11,039	$ 8,651
Interest income recognized from impaired loans	$ 553	$ 694	$ 228
Cash basis interest income recognized from impaired loans	$ 24	$ 138	$ 120

The Company has approximately $553 and $328 of loans past due 90 days and still accruing interest at December 31, 2004 and 2003.

The Company and its subsidiary conducts most of their business activities, including granting agribusiness, commercial, residential, and installment loans, with customers located in north central and west central Illinois. The Banks' loan portfolios include a concentration of loans to agricultural and agricultural-related industries amounting to approximately $59,215 and $70,858 as of December 31, 2004 and 2003, respectively.

In the normal course of business, loans are made to executive officers, directors, and principal stockholders of the Company and its subsidiaries and to parties that the Company or its directors, executive officers, and stockholders have the ability to significantly influence (related parties). Changes in such loans during the year ended December 31, 2004 follow:

(Continued)

(In Thousands, Except Share Data)

Note 4. Loan (Continued)

Balance at December 31, 2003	$ 24,284
New loans, extensions, and modifications	27,290
Repayments	(25,674)
Change in classification	(2,211)
Balance at December 31, 2004	$ 23,689

Note 5. Loan Servicing

The following summarizes the secondary mortgage market activities:

	Years Ended December 31,		
	2004	2003	2002
Proceeds from sales of mortgage loans	$ 86,828	$ 205,272	$ 157,815
Gain on sales of mortgage loans	$ 1,877	$ 4,727	$ 2,909

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheet. The unpaid principal balances of these loans are summarized as follows:

	December 31,	
	2004	2003
Federal Home Loan Mortgage Corporation	$ 2,586	$ 3,783
Federal National Mortgage Association	313,241	302,774
Small Business Administration	1,576	3,504
Other	8,649	9,084
	$ 326,052	$ 319,145

Custodial escrow balances maintained in connection with the foregoing loan servicing were approximately $1,608 and $1,477 at December 31, 2004 and 2003, respectively.

Following is an analysis of the changes in originated mortgage servicing rights:

	Years Ended December 31,		
	2004	2003	2002
Balance at beginning of year	$ 2,775	$ 2,640	$ 2,102
Originated mortgage servicing rights	719	1,867	1,493
Amortization	(722)	(1,732)	(955)
Balance at end of year	$ 2,772	$ 2,775	$ 2,640

The fair value of capitalized mortgage servicing rights was $2.7 million at year end 2004 and 2003. Fair value was determined using discount rates ranging from 8.5% to 18.5%, prepayment speeds ranging from 21% to 22%, depending on the stratification of the specific right.

(Continued)

(In Thousands, Except Share Data)

Note 5. Loan Servicing (Continued)

Estimated amortization expense for each of the next five years:

2005	$720
2006	$715
2007	$710
2008	$705
2009	$700

Loans held for sale, which are included in real estate loans, are summarized as follows:

	December 31,	
	2004	2003
Secured by one-to-four-family residences	$ 1,742	$ 3,529
Small Business Administration loans	0	398
	$ 1,742	$ 3,927

Note 6. Premises and Equipment

Premises and equipment consisted of:

	December 31,	
	2004	2003
Land	$ 3,069	$ 2,425
Buildings	11,290	15,727
Furniture and equipment	16,288	16,105
Construction in process	248	-
	30,895	34,257
Less accumulated depreciation	17,432	17,681
	$ 13,463	$ 16,576

Note 7. Goodwill and Intangible Assets

Goodwill

The change in balance for goodwill during the year is as follows:

	2004	2003
Beginning of year	$ 7,642	$ 7,642
Amount allocated to branch sales	(679)	-
End of year	$ 6,963	$ 7,642

(Continued)

(In Thousands, Except Share Data)

Note 7. Goodwill and Intangible Assets (Continued)

Acquired Intangible Assets

Acquired intangible assets were as follows as of year end:

	2004		2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Core deposit intangibles	$ 1,089	$ 911	$ 2,106	$ 1,532
Other customer relationship intangibles	745	220	745	87
Total	$ 1,834	$ 1,131	$ 2,851	$ 1,619

Aggregate amortization expense was $280, $247, and $245 for 2004, 2003, and 2002.

Estimated amortization expense for subsequent years:

2005	$ 174
2006	126
2007	60
2008	60
2009	60
Thereafter	222

Note 8. Deposits

Deposit account balances by type are summarized as follows:

	December 31,	
	2004	2003
Non-interest-bearing demand deposits	$ 55,800	$ 89,424
Savings, NOW, and money market accounts	179,740	203,536
Time deposits of $100 or more	134,149	163,252
Other time deposits	142,788	181,820
	$ 512,477	$ 638,032

(Continued)

(In Thousands, Except Share Data)

Note 8. Deposits (Continued)

At December 31, 2004, the scheduled maturities of time deposits are as follows:

Year	Amount
2005	$ 162,077
2006	59,218
2007	27,578
2008	15,144
2009	9,777
Thereafter	3,143
	$ 276,937

Time certificates of deposit in denominations of $100 or more mature as follows:

	December 31,	
	2004	2003
3 months or less	$ 36,318	$ 68,381
Over 3 months through 6 months	17,065	38,155
Over 6 months through 12 months	38,247	26,160
Over 12 months	42,519	30,556
	$ 134,149	$ 163,252

Note 9. Borrowed Funds

Borrowed funds include federal funds purchased and securities sold under agreements to repurchase, advances from the Federal Home Loan Bank, and notes payable to third parties.

A summary of short-term borrowings follows:

	December 31,	
	2004	2003
Federal funds purchased	$ 11,700	$ -
Securities sold under agreements to repurchase	1,022	1,533
	$ 12,722	$ 1,533

Federal funds purchased and securities sold under agreement to repurchase generally mature within one day to five years from the transaction date.

(Continued)

(In Thousands, Except Share Data)

Note 9. Borrowed Funds (Continued)

At December 31, 2004, $15.0 million of Federal Home Loan Bank advances have various call provisions. The Company maintains a collateral pledge agreement covering secured advances whereby the Company had specifically pledged $51.4 million of first mortgage loans on improved residential and mixed use farm property free of all other pledges, liens, and encumbrances (not more than 90 days delinquent) and securities carried at $41,091. The scheduled maturities of advances from the Federal Home Loan Bank at December 31, 2004 are as follows:

Year	Average Interest Rate	Amount
2005	4.13%	$ 16,900
2006	5.03	8,300
2007	3.29	10,200
2008	2.96	13,300
2009	3.78	5,000
Thereafter	4.67	8,200
	3.91	$ 61,900

Notes payable consisted of the following at December 31, 2004 and 2003:

	2004	2003
Line of credit loan ($2,500) from LaSalle National Bank; interest due quarterly at the higher of (1) 180-day LIBOR plus 1.75% or (2) 4%; $500 payment due April; 1, 2005 and balance due on October 1, 2005; secured by 100% of the stock of UnionBank.	$ 2,000	$ 3,000
Revolving credit loan ($10,000) from LaSalle National Bank; interest due quarterly at the higher of (1) 180-day LIBOR plus 1.75% or (2) 4%; balance due on October 1, 2005; secured by 100% of the stock of UnionBank.	4,275	4,275
Three promissory notes to individuals related to the purchase of the Howard Marshall Agency. The original amounts of the notes were $376, $45, and $29. These notes were all entered into on November 1, 2003 and all carry an interest rate of 5%. The notes require monthly installment payments of principal and interest.	354	598
	$ 6,629	$ 7,873

(Continued)

(In Thousands, Except Share Data)

Note 9. Borrowed Funds (Continued)

The note payable agreements with LaSalle National Bank contain certain covenants that limit the amount of dividends paid, the purchase of other banks and/or businesses, the purchase of investments not in the ordinary course of business, changes in capital structure, and guarantees of other liabilities and obligations. In addition, the Company must maintain certain financial ratios. The Company was in compliance with all covenants for the year ended December 31, 2004.

Information concerning borrowed funds is as follows:

	Years Ended December 31,		
	2004	2003	2002
Federal Funds Purchased			
Maximum month-end balance during the year	$ 11,700	$ 6,600	$ 10,000
Average balance during the year	1,935	2,155	904
Weighted average interest rate for the year	1.71%	0.95%	2.00%
Weighted average interest rate at year end	1.71%	N/A	N/A
Securities Sold Under Agreements to Repurchase			
Maximum month-end balance during the year	$ 15,210	$ 17,355	$ 4,680
Average balance during the year	3,164	4,621	4,126
Weighted average interest rate for the year	2.04%	2.19%	2.62%
Weighted average interest rate at year end	3.59%	1.52%	2.20%
Advances from the Federal Home Loan Bank			
Maximum month-end balance during the year	$ 74,700	$ 77,450	$ 62,100
Average balance during the year	70,359	70,018	51,938
Weighted average interest rate for the year	4.10%	4.28%	4.87%
Weighted average interest rate at year end	4.03%	4.21%	4.43%
Notes Payable			
Maximum month-end balance during the year	$ 7,882	$ 8,275	$ 9,275
Average balance during the year	7,347	7,898	9,023
Weighted average interest rate for the year	4.18%	4.06%	3.80%
Weighted average interest rate at year end	3.33%	3.46%	4.00%

(Continued)

(In Thousands, Except Share Data)

Note 10. Income Taxes

Income taxes consisted of:

	Years Ended December 31,		
	2004	2003	2002
Federal			
Current	$ 1,243	$ 419	$ 969
Deferred	438	(535)	52
	1,681	(116)	1,021
State			
Current	349	68	92
Deferred	26	(81)	21
	375	(13)	113
	$ 2,056	$ (129)	$ 1,134

The Company's income tax expense differed from the statutory federal rate of 34% as follows:

	Years Ended December 31,		
	2004	2003	2002
Expected income taxes	$ 2,332	$ 680	$ 1,761
Income tax effect of			
Interest earned on tax-free investments and loans	(471)	(577)	(635)
Nondeductible interest expense incurred to carry tax-free investments and loans	37	48	68
Nondeductible amortization	117	-	-
State income taxes, net of federal tax benefit	241	(14)	78
Increase in CSV of officers' life insurance	(195)	(223)	(55)
Other	(5)	(43)	(83)
	$ 2,056	$ (129)	$ 1,134

The significant components of deferred income tax assets and liabilities consisted of:

	December 31,	
	2004	2003
Deferred tax assets		
Allowance for loan losses	$ 3,781	$ 3,445
Deferred compensation, other	131	368
Deferred tax credits	-	210
Total deferred tax assets	3,912	4,023

(Continued)

(In Thousands, Except Share Data)

Note 10. Income Taxes (Continued)

	December 31, 2004	December 31, 2003
Deferred tax liabilities		
Depreciation	$ (602)	$ (750)
Basis adjustments arising from acquisitions	(1,174)	(744)
Mortgage servicing rights	(1,076)	(1,017)
Securities available-for-sale	(854)	(1,355)
Federal Home Loan Bank dividend received in stock	(416)	(315)
Other	(378)	(467)
Total deferred tax liabilities	(4,500)	(4,648)
Net deferred tax liabilities	$ (588)	$ (625)

Note 11. Benefit Plans

The Company's Employee Stock Ownership Plan ("the Plan") covers all full-time employees who have completed six months of service and have attained the minimum age of twenty and one-half years. Vesting in the Plan is based on years of continuous service. A participant is fully vested after seven years of credited service. As of December 31, 2004, the Plan owned 463,481 shares of the Company's common stock. All shares held by the Plan are allocated to plan participants. The Company expenses all cash contributions made to the Plan. Contributions were $269, $262, and $385 for the years ended December 31, 2004, 2003, and 2002.

Effective January 1, 1999, the Company established a 401(k) salary reduction plan (the 401(k) plan) covering substantially all employees. Eligible employees may elect to make tax deferred contributions within a specified range of their compensation as defined in the 401(k) plan. The Company contributes at its discretion. Contributions to the 401(k) plan are expensed currently and approximated $339, $344, and $301 for the years ended December 31, 2004, 2003, and 2002.

Note 12. Stock Option Plans

In April 1993, the Company adopted the UnionBancorp 1993 Stock Option Plan ("the 1993 Option Plan). Under the 1993 Option Plan, nonqualified options, incentive stock options, and/or stock appreciation rights may be granted to employees and outside directors of the Company and its subsidiaries to purchase the Company's common stock at an exercise price to be determined by the 1993 Option Plan's administrative committee. Pursuant to the 1993 Option Plan, 600,000 shares of the Company's unissued common stock have been reserved and are available for issuance upon the exercise of options and rights granted under the 1993 Option Plan. The options have an exercise period of ten years from the date of grant. The 1993 Stock Option Plan was terminated on April 12, 2003.

In 1999, the Company adopted the UnionBancorp, Inc. Non-qualified Stock Option Plan ("the 1999 Option Plan"). Under the 1999 Option Plan, nonqualified options may be granted to employees and eligible directors of the Company and its subsidiaries to purchase the Company's common stock at 100% of the fair market value on the date the option is granted. The Company has authorized 50,000 shares for issuance under the 1999 Option Plan. During 1999, 40,750 of these shares were granted and are 100% fully vested. The options have an exercise period of ten years from the date of grant.

(Continued)

(In Thousands, Except Share Data)

Note 12. Stock Option Plans (Continued)

In April 2003, the Company adopted the UnionBancorp 2003 Stock Option Plan ("the 2003 Option Plan"). Under the 2003 Option Plan, nonqualified options, incentive stock options, and/or stock appreciation rights may be granted to employees and outside directors of the Company and its subsidiaries to purchase the Company's common stock at an exercise price to be determined by the 2003 Option Plan's administrative committee. Pursuant to the 2003 Option Plan, 200,000 shares of the Company's unissued common stock have been reserved and are available for issuance upon the exercise of options and rights granted under the 2003 Option Plan. The options have an exercise period of ten years from the date of grant.

A summary of the status of the option plans as of December 31, 2004, 2003, and 2002 and changes during the years ended on those dates is presented below.

	2004		2003		2002	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	304,648	$ 13.41	362,519	$ 12.66	270,735	$ 11.78
Granted	20,000	21.75	20,000	23.29	106,824	14.59
Exercised	(13,294)	9.12	(56,404)	10.54	(1,890)	8.64
Forfeited	(10,923)	15.58	(21,467)	14.19	(13,150)	16.36
Outstanding at end of year	300,431	14.08	304,648	13.41	362,519	12.66
Options exercisable at year end	200,152	$ 12.75	181,556	$ 11.90	198,135	$ 10.55
Weighted-average fair value of options granted during the year		$ 4.74		$ 4.93		$ 3.92

Options outstanding at year-end 2004 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life	Number	Weighted Average Exercise Price
$ 6.25 - $ 9.75	47,990	1.4 years	45,470	$ 8.18
11.25 - 13.00	73,518	5.4 years	55,865	11.62
13.88 - 18.50	138,923	5.9 years	94,817	15.16
21.75 - 23.29	40,000	9.5 years	4,000	23.29
	300,431	5.5 years	200,152	$ 12.75

(Continued)

Note 12. Stock Option Plans (Continued)

Grants under the option plans are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, no compensation cost has been recognized for incentive stock option grants under the option plans. The compensation cost charged to income for nonqualified stock option grants was $2, $21, and $45 for the years ended December 31, 2004, 2003, and 2002.

Note 13. Earnings Per Share

A reconciliation of the numerators and denominators for earnings per common share computations for the years ended December 31 is presented below (shares in thousands). The Convertible Preferred Stock is antidilutive for all years presented and has not been included in the diluted earnings per share calculation. In addition, options to purchase 40,000 shares and 20,000 shares of common stock were outstanding at December 31, 2004 and December 31, 2003 respectively but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price and, therefore, were antidilutive.

	2004	2003	2002
Basic earnings per share			
Net income available to common stockholders	$ 4,596	$ 1,937	$ 3,787
Weighted average common shares outstanding	4,034	4,000	3,980
Basic earnings per share	$ 1.14	$ 0.48	$ 0.95
Weighted average common shares outstanding	4,034	4,000	3,980
Add dilutive effect of assumed exercised stock options	76	69	48
Weighted average common and dilutive potential shares outstanding	4,110	4,069	4,028
Diluted earnings per share	$ 1.12	$ 0.48	$ 0.94

Note 14. Regulatory Matters

The Company and UnionBank are subject to regulatory capital requirements administered by the federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and UnionBank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices.

Upon receiving regulatory approval, the Company merged UnionBank and UnionBank/Central in March of 2003, UnionBank and UnionBank/West and UnionBank/Northwest in March of 2004 and UnionBank and UnionFinancial Services & Trust Company in October of 2004.

(Continued)

(In Thousands, Except Share Data)

Note 14. Regulatory Matters (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and UnionBank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2004, that the Company and UnionBank meets all of the capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the corresponding regulatory agency categorized UnionBank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, UnionBank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed UnionBank's categories.

	Actual		To Be Adequately Capitalized		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2004						
Total capital (to risk-weighted assets)						
UnionBancorp, Inc.	$ 69,414	14.3%	$ 38,826	8.0%	$ 48,533	10.0%
UnionBank	77,523	16.0	38,854	8.0	48,567	10.0
Tier I capital (to risk-weighted assets)						
UnionBancorp, Inc.	$ 63,347	13.0	19,413	4.0	29,120	6.0
UnionBank	71,452	14.7	19,427	4.0	29,140	6.0
Tier I leverage ratio (to average assets)						
UnionBancorp, Inc.	$ 63,347	9.5	26,560	4.0	33,200	5.0
UnionBank	71,452	10.7	26,646	4.0	33,307	5.0

(Continued)

(In Thousands, Except Share Data)

Note 14. Regulatory Matters (Continued)

	Actual		To Be Adequately Capitalized		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003						
Total capital (to risk-weighted assets)						
UnionBancorp, Inc.	$ 67,639	12.2%	$ 44,526	8.0%	$ 55,657	10.0%
UnionBank	56,314	12.8	35,125	8.0	43,906	10.0
UnionBank/West	13,292	13.2	8,059	8.0	10,074	10.0
Tier I capital (to risk-weighted assets)						
UnionBancorp, Inc.	$ 59,851	10.8	22,263	4.0	33,394	6.0
UnionBank	52,325	11.9	17,562	4.0	26,344	6.0
UnionBank/West	12,033	11.9	4,030	4.0	6,044	6.0
Tier I leverage ratio (to average assets)						
UnionBancorp, Inc.	$ 59,851	7.7	31,269	4.0	39,086	5.0
UnionBank	52,325	8.8	23,665	4.0	29,581	5.0
UnionBank/West	12,033	7.3	6,594	4.0	8,243	5.0

The Company's ability to pay dividends is dependent on the subsidiary banks, which are restricted by various laws and regulations. These regulations pose no practical restrictions to paying dividends at historical levels. At December 31, 2004, UnionBank had $5.4 million of retained earnings available for dividends under these regulations.

Note 15. Fair Value of Financial Instruments

The methods and assumptions used to estimate fair value are described as follows:

The carrying amount is the estimated fair value for cash and due from banks, federal funds sold, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes and, if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, the fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. The fair value of loans held for sale is based on market quotes. The fair value of debt and redeemable stock is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements.

(Continued)

(In Thousands, Except Share Data)

Note 15. Fair Value of Financial Instruments (Continued)

The estimated fair values of the Company's financial instruments were as follows:

	December 31,			
	2004		2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 22,802	$ 22,802	$ 22,198	$ 22,198
Securities	191,661	191,661	252,248	252,248
Loans	409,543	412,728	467,801	470,055
Accrued interest receivable	4,151	4,151	5,440	5,440
Financial liabilities				
Deposits	512,477	502,805	638,032	638,794
Federal funds purchased and securities sold under agreements to repurchase	12,722	12,722	1,533	1,533
Advances from the Federal Home Loan Bank	61,900	61,669	72,450	74,032
Series B mandatorily redeemable preferred stock	831	831	831	831
Notes payable	6,629	6,629	7,873	7,873
Accrued interest payable	2,474	2,474	2,443	2,443

In addition, other assets and liabilities of the Company that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the earnings potential of the trust operations, the trained work force, customer goodwill, and similar items.

Note 16. Commitments, Contingencies, and Credit Risk

In the normal course of business, there are various contingent liabilities outstanding, such as claims and legal actions, which are not reflected in the consolidated financial statements. In the opinion of management, no material losses are anticipated as a result of these actions or claims.

UnionBank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The contractual amounts of these instruments reflect the extent of involvement in particular classes of financial instruments.

(Continued)

(In Thousands, Except Share Data)

Note 16. Commitments, Contingencies, and Credit Risk (Continued)

UnionBank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of those instruments. UnionBank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Financial instruments whose contract amounts represent credit risk are as follows:

	Standby Letters of Credit	Variable Rate Commitments	Fixed Rate Commitments	Total Commitments	Range of Rates on Fixed Rate Commitments
Commitments to extend credit and standby letters of credit					
December 31, 2004	$ 4,331	$ 64,787	$ 25,228	$ 94,346	2.25% - 18.00%
December 31, 2003	$ 3,752	$ 67,624	$ 28,793	$ 100,169	3.00% - 12.50%

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. For commitments to extend credit, UnionBank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable; inventory; property, plant, and equipment; and income producing commercial properties.

Standby letters of credit are conditional commitments issued by UnionBank to guarantee the performance of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loan commitments to customers. The standby letters of credit are unsecured.

The Company has employment agreements with certain executive officers and certain other management personnel. These agreements generally continue until terminated by the executive or the Company and provide for continued salary and benefits to the executive under certain circumstances. The agreements provide the employees with additional rights after a change of control of the Company occurs.

Note 17. Condensed Financial Information - Parent Company Only

The primary source of funds for the Company is dividends from its subsidiaries. By regulation, UnionBank is prohibited from paying dividends that would reduce regulatory capital below a specific percentage of assets without regulatory approval. As a practical matter, dividend payments are restricted to maintain prudent capital levels.

(Continued)

(In Thousands, Except Share Data)

Note 17. Condensed Financial Information - Parent Company Only (Continued)

Condensed financial information for UnionBancorp, Inc. follows:

Balance Sheets (Parent Company Only)

ASSETS	December 31, 2004	December 31, 2003
Cash and cash equivalents	$ 463	$ 928
Investment in subsidiaries	78,352	75,507
Other assets	100	1,250
	$ 78,915	$ 77,685

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	December 31, 2004	December 31, 2003
Notes payable	$ 6,275	$ 7,275
Mandatory redeemable preferred stock	831	831
Other liabilities	1,562	1,532
	8,668	9,638
Stockholders' equity	70,247	68,047
	$ 78,915	$ 77,685

Income Statements (Parent Company Only)

	Years Ended December 31, 2004	2003	2002
Dividends from subsidiaries	$ 3,395	$ 4,358	$ 3,842
Other income	1,206	2,120	2,037
Interest expense	334	382	347
Other expenses	3,442	5,417	5,435
Income tax benefit	(1,077)	(1,462)	(1,455)
Equity in undistributed earnings of subsidiaries	2,901	(11)	2,492
Net income	4,803	2,130	4,044
Less dividends on preferred stock	207	193	257
Net income on common stock	$ 4,596	$ 1,937	$ 3,787

(Continued)

(In Thousands, Except Share Data)

Note 17. Condensed Financial Information - Parent Company Only (Continued)

Statements of Cash Flows (Parent Company Only)

	Years Ended December 31,		
	2004	2003	2002
Cash flows from operating activities			
Net income	$ 4,803	$ 2,130	$ 4,044
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	186	264	345
Undistributed earnings of subsidiaries	(2,901)	11	(2,492)
Amortization of deferred compensation - stock options	2	21	45
Decrease (increase) in other assets	514	(161)	137
Increase in other liabilities	196	472	140
Net cash provided by operating activities	2,800	2,737	2,219
Cash flows from investing activities			
Purchases of premises and equipment	223	70	27
Investment in subsidiaries	(673)	-	-
Net cash provided by financing activities	(450)	70	27
Cash flows from financing activities			
Net decrease in notes payable	$ (1,000)	$ (1,000)	$ (1,000)
Dividend paid on common stock	(1,613)	(1,441)	(1,234)
Dividends paid on preferred stock	(207)	(193)	(257)
Proceeds from exercise of stock options	161	685	17
Purchase of treasury stock	(156)	(189)	-
Net cash used in financing activities	(2,815)	(2,138)	(2,474)
Net increase (decrease) in cash and cash equivalents	(465)	669	(228)
Cash and cash equivalents			
Beginning of year	928	259	487
End of year	$ 463	$ 928	$ 259

(Continued)

(In Thousands, Except Share Data)

Note 18. Other Comprehensive Income

Changes in other comprehensive income components and related taxes are as follows:

	Years Ended December 31,		
	2004	2003	2002
Change in unrealized gains on securities available-for-sale	$ (1,167)	$ (1,386)	$ 3,069
Reclassification adjustment for (gains) losses recognized in income	(123)	(281)	(407)
Net unrealized gains	(1,290)	(1,667)	2,662
Tax expense	(500)	(637)	1,027
Other comprehensive income	$ (790)	$ (1,030)	$ 1,635

Note 19. Segment Information

The reportable segments are determined by the products and services offered, primarily distinguished between banking, mortgage banking, financial services, and other operations. Loans, investments, and deposits provide the revenues in the banking segment; insurance, brokerage, and trust in the financial services segment; and holding company services are categorized as other.

The accounting policies used are the same as those described in the summary of significant accounting policies. Segment performance is evaluated using net interest income. Information reported internally for performance assessment follows.

	Banking Segment	Mortgage Banking	Financial Services	Other Segments	Consolidated Totals
2004					
Net interest income	$ 19,381	$ 2,603	$ 9	$ (331)	$ 21,662
Other revenue	8,971	2,111	3,019	1	14,102
Other expense	16,336	2,102	3,699	2,052	24,189
Segment profit	8,145	2,511	(933)	(2,864)	6,859
Noncash items					
Depreciation	1,956	100	211	188	2,455
Provision for loan loss	1,924	-	-	-	1,924
Amortization of intangibles	286	-	51	-	337
Goodwill	5,143	-	1,820	-	6,963
Segment assets	611,001	55,301	5,388	(2,144)	669,546

(Continued)

(In Thousands, Except Share Data)

Note 19. Segment Information (Continued)

	Banking Segment	Mortgage Banking	Financial Services	Other Segments	Consolidated Totals
2003					
Net interest income	$ 25,143	$ 379	$ (20)	$ (377)	$ 25,125
Other revenue	5,043	4,914	3,192	570	13,719
Other expense	17,377	3,201	4,155	3,874	28,607
Segment profit	4,655	320	(627)	(2,218)	2,130
Noncash items					
Depreciation	1,144	99	179	263	1,685
Provision for loan loss	8,081	-	-	-	8,081
Amortization of intangibles	206	-	41	-	247
Goodwill	5,822	-	1,820	-	7,642
Segment assets	781,189	2,620	8,394	1,219	793,422
2002					
Net interest income	25,310	362	(7)	(342)	25,323
Other revenue	5,213	3,628	3,082	532	12,455
Other expense	17,282	2,610	3,733	5,401	29,026
Segment profit	6,380	343	(415)	(2,264)	4,044
Noncash items					
Depreciation	914	78	164	345	1,501
Provision for loan loss	3,574	-	-	-	3,574
Amortization of goodwill and and intangibles	206	-	39	-	245
Goodwill	5,822	-	1,820	-	7,642
Segment assets	783,043	2,640	5,068	865	791,616

(Continued)

(In Thousands, Except Share Data)

Note 20. Quarterly Results of Operations (Unaudited)

	Year Ended December 31, 2004				Year Ended December 31, 2003			
	Three Months Ended				Three Months Ended			
	Dec. 31[A]	Sep. 30[B]	June 30	March 31	[C]Dec. 31	[C]Sep. 30	June 30	March 31
Total interest income	$ 8,056	$ 8,505	$ 8,843	$ 9,508	$ 9,591	$10,274	$10,381	$10,840
Total interest expense	3,089	3,142	3,312	3,707	(3,847)	(3,775)	(4,080)	(4,259)
Net interest income	4,967	5,363	5,531	5,801	5,744	6,499	6,301	6,581
Provision for loan losses	300	374	500	750	2,011	4,356	1,257	612
Noninterest income	1,093	6,895	3,190	2,924	2,774	3,259	4,087	3,599
Noninterest expense	5,459	7,514	7,029	6,979	7,260	7,161	7,169	7,017
Income (loss) before income taxes	301	4,370	1,192	996	(753)	(1,759)	1,962	2,551
Income tax expense (benefit)	(172)	1,753	279	196	(499)	(890)	516	744
	473	2,617	913	800	(254)	(869)	1,446	1,807
Preferred stock dividend	52	52	52	52	-	65	64	64
Net income (loss) for common stockholders	$ 421	$ 2,565	$ 861	$ 748	$ (254)	$ (934)	$ 1,382	$ 1,743
Basic earnings (loss) per share	$ 0.10	$ 0.64	$ 0.21	$ 0.19	$ (0.07)	$ (0.23)	$ 0.34	$ 0.44
Diluted earnings (loss) per share	$ 0.10	$ 0.62	$ 0.21	$ 0.18	$ (0.06)	$ (0.23)	$ 0.34	$ 0.43

(A) The net income for the quarter was impacted by the sale of 5 branches in the western Illinois region with a pretax gain of $4.2 million.

(B) A reclassification was made to the third quarter information to allocate a portion of the allowance for loan losses to the loans sold as part of the branch sales during the quarter. This reclassification had no impact on the balance sheet or income, as noninterest income was increased by $174 and the provision for loan losses was increased by $174.

(C) The net income for the quarter was impacted by an increase in the provision for loan losses, which was influenced by deterioration in the overall credit quality and the impact of various identified credits.

(Continued)

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer carried out an evaluation, with the participation of other members of management as they deemed appropriate, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as contemplated by Exchange Act Rule 13a-14 as of December 31, 2004. Based upon, and as of the date of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective, in all material respects, in timely alerting them to material information relating to the Company (and its consolidated subsidiaries) required to be included in the periodic reports the Company is required to file and submit to the SEC under the Exchange Act.

There were no significant changes to the Company's internal control over financial reporting during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information beginning on page 2 of the Company's 2005 Proxy Statement under the caption "Election of Directors", on page 9 of the 2005 Proxy Statement under the caption "Section 16(a) Beneficial Ownership Compliance," on page 16 under the caption "Audit Committee Financial Expert" and on page 6 under the caption "Code of Ethics" is incorporated herein by reference.

The Audit Committee of the Company's Board of Directors is an "audit committee" for purposes of section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Messrs. I. J. Reinhardt, Jr., Walter E. Breipohl and Robert J. Doty.

Item 11. Executive Compensation

The information on pages 6, 10 through 13 of the 2005 Proxy Statement under the caption "Compensation of Directors" and "Executive Compensation" is incorporated herein reference, excluding however the information contained under the sub-headings "Board Compensation Committee Report on Executive Compensation" and "Stockholder Return Performance Presentation."

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information on pages 7 through 9 of the 2005 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and on page 7 under the caption "Existing Equity Compensation Plans" is incorporated herein by reference.

(Continued)

Item 13. Certain Relationships and Related Transactions

The information on pages 11 and 14 of the 2005 Proxy Statement under the caption "Executive Compensation-Employment Agreements and other Arrangements" and "Transactions with Management" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information on page 14 of the 2005 Proxy Statement under the caption "Accountant Fees" is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Index to Financial Statements

The index to Financial Statements is contained in Item 8, appearing on page 40 of this Form 10-K.

(a)(2) Financial Statement Schedules

All schedules are omitted because they are not required or applicable, or the required information is shown in the Consolidated Financial Statements or the notes thereto.

(a)(3) Schedule of Exhibits

The Exhibit Index which immediately follows the signature pages to this Form 10-K is incorporated herein by reference.

(b) Exhibits

The exhibits required to be filed with this Form 10-K are included with this Form 10-K and are located immediately following the Exhibit Index to this Form 10-K.

(c) Financial Statement Schedules

The response to this portion of Item 15 is submitted as a separate section of this report.

(Continued)

UNIONBANCORP, INC.

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 10-K

Exhibits

3.1	Restated Certificate of Incorporation of the Company [incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].
3.2	Bylaws of the Company [incorporated by reference from Exhibit 3.2 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].
4.1	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of the Company [incorporated by reference from Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].
4.2	Certificate of Designation, Preferences and Rights of Series B Preferred Stock of the Company [incorporated by reference from Exhibit 4.4 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].
4.3	Specimen Common Stock Certificate of the Company [incorporated by reference from Exhibit 4.6 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].
4.4	Rights Agreement between the Company and Harris Trust and Savings Bank, dated August 5, 1996 [incorporated by reference from Exhibit 4.7 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)]
10.1	Registration Agreement dated August 6, 1996, between the Company and each of Wayne W. Whalen and Dennis J. McDonnell [incorporated by reference from Exhibit 10.10 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].
10.2	Loan Agreement between the Company and LaSalle National Bank dated August 2, 1996 [incorporated by reference from Exhibit 10.11 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].
10.3	UnionBancorp, Inc. Employee Stock Ownership Plan [incorporated by reference from Exhibit 10.12 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].
10.4	UnionBancorp, Inc. 1993 Stock Option Plan, as amended [incorporated by reference from Exhibit 10.13 to the Registration Statement on Form S-1 filed by the Company on August 19, 1996 (File No. 33-9891)].
10.5	UnionBancorp, Inc. 1999 Nonqualified Stock Option Plan [incorporated by reference from Exhibit 10.1 to the registration statement on Form S-8 filed by the Company on December 10, 1999 (File No. 333-92549)].

10.6 UnionBancorp, Inc. 2000 Incentive Compensation Plan [incorporated by reference from Exhibit 10.1 to UnionBancorp's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 as filed with the SEC on November 13, 2001].

10.7 Employment Agreement between UnionBancorp, Inc. and Paul R. Tingley dated August 22, 2001 [incorporated by reference from Exhibit 10.2 to UnionBancorp's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 as filed with the SEC on November 13, 2001].

10.8 Charles J. Grako Severance Arrangement [incorporated by reference from Exhibit 10.8 to UnionBancorp's Annual Report on Form 10-K for the year ended December 31, 2003 as filed with the SEC on March 24, 2004].

10.9 UnionBancorp, Inc. 2003 Stock Option Plan [incorporated by reference from UnionBancorp's 2003 Proxy Statement].

21.1 Subsidiaries of UnionBancorp, Inc.

23.1 Consent of Crowe, Chizek and Company LLC.

31.1. Certification of Dewey R. Yaeger, the Company's Principal Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Kurt R. Stevenson, the Company's Principal Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1* Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, from the Company's President and Principal Executive Officer.

32.2* Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, from the Company's Senior Vice President and Principal Financial and Accounting Officer.

* This certification is not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

THIS PAGE INTENTIONALLY

LEFT BLANK

CORPORATE DIRECTORY

Dennis J. McDonnell
Chairman and Director, UnionBancorp, Inc.
Chairman and Managing Member
McDonnell Investment Management, LLC

Dewey R. Yaeger
President, Chief Executive Officer and Director
UnionBancorp, Inc.

Kurt R. Stevenson
Senior Vice President and
Chief Financial Officer
UnionBancorp, Inc.

Robert L. Davidson
Senior Vice President and
Chief Investment Officer
UnionBancorp, Inc.

Rick R. Clary
Vice President and
Chief Operating Officer
UnionBancorp, Inc.

Heather M. Hammitt
Vice President and
Director of Human Resources
UnionBancorp, Inc.

Brian M. Petzold
Chief Technology Officer
UnionBancorp, Inc.

Rodney G. Hewitt
Risk Management Officer
UnionBancorp, Inc.

Suzanne Fechter
Secretary/Treasurer
UnionBancorp, Inc.

Richard J. Berry
Director, UnionBancorp, Inc.
Attorney
Myers, Berry, O'Conor & Kuzma Ltd.

Walter E. Breipohl
Director, UnionBancorp, Inc.
Real Estate Broker-Developer
Kaszynski-Breipohl Realtors-Developers

Robert J. Doty
Director, UnionBancorp, Inc.
Farm Management

I. J. Reinhardt, Jr.
Director, UnionBancorp, Inc.
General Manager and Director
St. Louis Beverage Co.

John A. Shinkle
Director, UnionBancorp, Inc.
Executive Vice President and Director
Synovus Securities, Inc.

Scott C. Sullivan
Director, UnionBancorp, Inc.
Attorney
Williams & McCarthy

John A. Trainor
Director, UnionBancorp, Inc.
President
Trainor Grain & Supply Co.

CORPORATE INFORMATION

Corporate Office:
UnionBancorp, Inc.
321 West Main Street
Ottawa, IL 61350
815-431-2720 Telephone
815-431-0685 Fax

Corporate Counsel:
Reinhart Boerner Van Deuren s.c.
1000 North Water Street
Milwaukee, WI 53202

Independent Auditors:
Crowe Chizek and Company LLC
One Mid America Plaza
Oak Brook, IL 60522

Transfer Agent:
Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602

For additional information about UnionBancorp, Inc., please visit our website: www.ubcd.com